SMALL PHARMA INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED FEBRUARY 28, 2023

SEPTEMBER 12, 2023

GENERAL

In this annual information form (this "AIF") unless otherwise noted or the context indicates otherwise, references to the "Corporation", "we", "us" and "our" refer to Small Pharma Inc. and its affiliates and subsidiaries.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Corporation for the fiscal year ended February 28, 2023. Unless otherwise indicated, the information in this AIF is given as of September 12, 2023.

All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this AIF, and in certain documents incorporated by reference in this AIF, constitute forward-looking information and forward-looking statements within the meaning of Canadian securities legislation ("forward-looking statements"). All statements other than statements of historical fact contained in this AIF and in documents incorporated by reference in this AIF, including, without limitation, those regarding the Corporation's future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets where the Corporation participates or is seeking to participate, and any statements preceded by, followed by or that include the words "consider", "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "budget", "estimate", "forecast", "predict", "project", "seek", "should", "objective", "assumes" or similar expressions or the negative thereof, are forward-looking statements.

These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" and in other documents incorporated by reference in this AIF. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this AIF and in documents incorporated by reference in this AIF are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. These forward-looking statements are made as of the date of this AIF and the Corporation assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this AIF and in documents incorporated by reference in this AIF are based on numerous assumptions regarding the Corporation's present and future business strategies and the environment in which the Corporation will operate in the future, including assumptions regarding business and operating strategies, and the Corporation's ability to operate on a profitable basis.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

Risks related to the Corporation's financial position and need for additional capital:

● limited operating history;

● clinical-stage biotechnology company with history of losses since inception;

● additional capital requirements;

● speculative nature of investment risk;

● costs of operating as a public company;

● use of funds;

Risks pertaining to the Corporation's business and industry:

● early stage of the industry and product development;

● negative operating cash flow and going concern;

● limited product scope;

● limited marketing and sales capabilities;

● research and development ("R&D") objectives and milestones;

● no assurance of commercial success;

● no profits or significant revenues;

● risk of partnering or out-licensing products; lack of commercialization experience;

● achieving publicly announced milestones;

● market access and acceptance;

● unfavourable publicity or consumer perception;

● pandemics, epidemics and other health risks;

● social media;

● biotechnology and pharmaceutical market competition;

● decriminalization of psychedelics;

● product liability;

● product and material recalls;

● distribution and supply chain interruption;

● difficulty to forecast;

● product viability;

● success of quality control systems;

● reliance on key inputs;

● enforcing contracts;

● business expansion, growth and business combinations;

● integration risk;

● reliance on key executives and scientists;

● employee misconduct;

● liability arising from fraudulent or illegal activity;

● conflicts of interest;

● operating risk and insurance coverage;

● computer system failures;

● foreign operations;

● dependence on foreign operating subsidiary;

● exchange rate fluctuations;

● estimates or judgments relating to critical accounting policies;

● effects of inflation;

● political and economic conditions

● cybersecurity and privacy risk;

● environmental regulation and risks;

● litigation;

● anti-corruption and anti-bribery laws;

Risks related to regulatory compliance:

● products subject to controlled substance laws and regulations;

● risks pertaining to legislation changes;

● nature of regulatory approvals;

● continued regulatory review and obligations;

● failure to comply with health and data protection laws and regulations;

● failure to comply with pharmaceutical industry standards;

Risks pertaining to clinical development:

● reliance on third parties for clinical development activities;

● risks related to third party relationships;

● reliance on contract manufacturers;

● commercial scale product manufacturing;

● safety and efficacy of products;

● clinical testing and commercialization of product candidates;

● clinical trial publications;

● completion of clinical trials;

● later stage clinical trials failure;

● negative results of external client trials or studies;

● lack of expedited status;

Risks related to intellectual property ("IP"):

● reliance on patents and other intellectual property rights;

● patent litigation;

● invalid or unenforceable patents;

● compliance with procedural requirements;

● trade secrets;

● trademark protection;

● intellectual property litigation costs;

● third-party licenses;

● failure to comply with potential future intellectual property or license agreements;

● intellectual property rights may fail to protect competitive advantage;

● employee patent claim liability;

● intellectual property rights of third parties;

● obtaining or maintaining necessary rights for current or future therapeutic candidates through acquisitions and in-licenses;

● patent law reforms;

● difficulties securing jurisdictional intellectual property rights;

Risks related to the common shares in the capital of the Corporation (the "Common Shares"):

● substantial number of authorized but unissued Common Shares;

● dilution;

● market for the Common Shares;

● volatile market price for Common Shares;

● significant sales of Common Shares;

● tax issues;

● discretion over the use of proceeds;

● no dividends;

● enforcement of legal rights; and

● principal shareholder risk.

Although the forward-looking statements contained in this AIF are based upon what management currently believes to be reasonable assumptions, the Corporation cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Corporation has made assumptions regarding, among other things:

● substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

● uncertainty as to the Corporation's ability to raise additional funding to support operations;

● the Corporation's ability to access additional funding;

● the fluctuation of foreign exchange rates;

● the impact of macro political and economic conditions;

● the risks associated with the development of the Corporation's product candidates which are at early stages of development;

● reliance upon industry publications as the Corporation's primary sources for third-party industry data and forecasts;

● reliance on third parties to plan, conduct and monitor the Corporation's preclinical studies and clinical trials;

● reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

● the Corporation's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

● risks related to filing investigational new drug ("IND") applications to commence clinical trials and to conduct clinical trials, if approved;

● the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

● competition from other biotechnology and pharmaceutical companies;

● the Corporation's reliance on the capabilities and experience of the Corporation's key executives and scientists and the resulting loss of any of these individuals;

● the Corporation's ability to fully realize the benefits of potential acquisitions;

● the Corporation's ability to adequately protect the Corporation's intellectual property and trade secrets;

● the risk of patent-related or other litigation; and

● the risk of unforeseen changes to the laws or regulations in the United Kingdom ("UK"), the European Union ("EU"), the United States ("US") and other jurisdictions in which the Corporation operates or plans to operate.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Every subject treated in future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This AIF and the documents incorporated by reference herein contain certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety and tolerability studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

In addition to the factors set out above and those identified under the heading "Risk Factors" in this AIF, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Corporation has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Many of these factors are beyond the Corporation's ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Corporation. The Corporation may note additional factors elsewhere in this AIF and in any documents incorporated by reference into this AIF. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Corporation, or persons acting on the Corporation's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Corporation undertakes no obligation to update any forward-looking statement.

The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire AIF and any documents incorporated by reference herein and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this AIF concerning economic and industry trends is based upon good faith estimates of our management or derived from information provided by industry sources. The Corporation believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based. While the Corporation is not aware of any misstatements regarding the industry data presented herein, the Corporation's estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" in this AIF. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Corporation from liability for any misrepresentation contained in this AIF under applicable Canadian securities laws.

REGULATORY

The Corporation sponsors R&D on psychedelic molecules and is focused on developing and commercializing psychedelic-based regulated medicines.

The Corporation does not deal with psychedelic substances except indirectly within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop potential treatments for medical conditions and, further, does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

The Corporation oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Corporation's senior executives and the employees responsible for overseeing compliance, the Corporation has local counsel engaged in every jurisdiction in which it operates. See "Compliance Program". Additionally, the Corporation has received legal advice in local jurisdictions where it currently operates regarding (a) compliance with applicable regulatory frameworks; and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions in which the Corporation has operations, and will continue to review the need to seek such legal advice at the appropriate time in jurisdictions it intends to operate.

For these reasons, the Corporation may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Corporation. See "Risk Factors" herein.

No product will be commercialized prior to applicable legal or regulatory approval. The Corporation makes no medical, treatment or health benefit claims about the Corporation's proposed products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Corporation has not completed all of the clinical trials necessary for market authorization for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Corporation verified such in clinical trials or that the Corporation will complete such trials. If the Corporation cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Corporation's performance and operations.

CORPORATE STRUCTURE

Name, Address and Incorporation

Unilock Capital Corp. ("Unilock") was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2018. On April 29, 2021, the Corporation changed its name to Small Pharma Inc. in connection with the completion of the Qualifying Transaction (defined below).

The Corporation's head office is 50 Featherstone Street, 1st Floor, London, UK, EC1Y 8RT and its registered office is 25th Floor, 700 West Georgia Street, P.O. Box 10026, Pacific Center, Vancouver, BC V7Y 1B3.

The Common Shares of Unilock were listed for trading on the TSX Venture Exchange (the "TSXV") under the symbol "UUU.P" on November 16, 2018. Pursuant to the TSXV's CPC policy ("TSXV Policy 2.4"), the Corporation did not carry on any business or operations other than identifying and evaluating business opportunities for the purpose of completing the Qualifying Transaction. The Qualifying Transaction constituted the Corporation's "qualifying transaction" as such term is defined in TSXV Policy 2.4.

On November 30, 2020, Unilock, Small Pharma Ltd. ("SPL") and certain shareholders of Unilock entered into an agreement, as amended on February 23, 2021 (the "Definitive Agreement") pursuant to which Unilock agreed to acquire all of the issued and outstanding ordinary shares of SPL (the "Qualifying Transaction").

The Common Shares commenced trading on the TSXV on May 6, 2021, under the symbol "DMT". Following completion of the Qualifying Transaction, and as of the date of this AIF, the Corporation carries on the business of SPL.

On October 20, 2021, the Corporation was upgraded from the OTC Pink to the OTCQB® Venture Market (the "OTCQB"). The Common Shares are trading on the OTCQB under the symbol "DMTTF".

For additional information in respect of the Qualifying Transaction and related matters, see "General Development of the Business - Three Year History - The Qualifying Transaction".

Intercorporate Relationships

As at the date of this AIF, the Corporation's corporate structure includes the following wholly-owned subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS1

Summary of the Business

Small Pharma is a clinical-stage biotechnology company focused on developing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Corporation has initiated programs across its "first-generation" and "second-generation" psychedelics portfolio. First-generation psychedelics refer to the well-known classic psychedelics such as psilocybin, N, N-dimethyltryptamine ("DMT") and Lysergic acid diethylamide (LSD). Second-generation psychedelics refer to those that have been chemically modified with the aim to optimize their therapeutic benefit. The Corporation is focused on the development of its pharmaceutical psychedelic assets with the inclusion of support therapy, anticipating this treatment paradigm to be important for optimizing beneficial patient outcomes.

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1 All quarter references in this section are based on calendar year-end.

The Corporation has pursued and anticipates continuing to pursue the early-stage clinical development of its programs in the UK. The Corporation anticipates its later stage clinical trials of its clinical programs to expand into the US and EU and potentially other jurisdictions.

Three Year History

Pre Qualifying Transaction

History of Small Pharma Ltd

SPL was incorporated on February 4, 2015 pursuant to the provisions of the UK Companies Act 2006.

On incorporation, SPL's focus was to identify profitable drug development opportunities based on known active ingredients via systematic IP-led candidate assessment in therapeutic areas of significant unmet need. Over the course of its history, SPL initiated a drug development program primarily focused on developing novel treatments for depression investigating psychedelic and non-psychedelic therapeutic candidates.

In 2019, SPL targeted its R&D focus to explore the drug development opportunities in psychedelic based therapies. Through a systematic analysis of the clinical and commercial potential of a range of tryptamine-based compounds, SPL selected DMT as its target therapeutic candidate. By completion of the Qualifying Transaction, SPL had developed a high-purity synthetic formulation of DMT fumarate, SPL026, and completed the necessary preclinical studies to advance into human clinical trials. In December 2020, SPL received approval from both the UK Medicines and Healthcare Products Regulatory Agency (the "MHRA") and the ethics committee to progress with its first clinical study. In February 2021, SPL, in collaboration with Imperial College London, initiated dosing in its Phase I/IIa clinical trial at a leading UK contract research organisation ("CRO"), Hammersmith Medicines Research Unit ("HMR"). SPL had also identified in-house a deuterium-enriching technology to modify the pharmacokinetics of DMT, and other tryptamine-based psychedelics. This technology enables SPL to develop a pipeline of DMT analogues with novel compositions of matter that are expected to offer additional clinical advantages and robust commercial IP protection. Up to the completion of the Qualifying Transaction, SPL had initiated preclinical progression of novel candidates developed from this technology.

Across its psychedelic-focused development programs, SPL had 17 patents pending at the time of completion of the Qualifying Transaction with expectations to continue to expand its portfolio.

On April 29, 2021, the Corporation completed the Qualifying Transaction, see "General Development of the Business - Three Year History - The Qualifying Transaction".

History of Unilock Capital Corp.

Unilock was incorporated under the BCBCA on January 23, 2018. The Common Shares were listed for trading on the TSXV under the symbol "UUU.P" on November 16, 2018. Pursuant to TSXV Policy 2.4, the Corporation was a capital pool corporation created pursuant to the policies of the TSXV and did not conduct any active business operations other than identifying and evaluating business opportunities for the purpose of completing a qualifying transaction until completion of the Qualifying Transaction. Unilock, at the completion of the Qualifying Transaction, did not own any assets, other than cash or cash equivalents.

On November 30, 2020, Unilock, SPL and certain shareholders of Unilock entered into the Definitive Agreement, as amended on February 23, 2021 pursuant to which Unilock agreed to acquire all of the issued and outstanding ordinary shares of SPL. On April 29, 2021, the Corporation changed its name to "Small Pharma Inc." in connection with the completion of the Qualifying Transaction.

On April 29, 2021, the Corporation completed the Qualifying Transaction with Unilock, see "General Development of the Business - History of Small Pharma Ltd", and "The Qualifying Transaction".

The Qualifying Transaction

Small Pharma Financing Inc. ("Finco") and 1292589 B.C. Ltd., a wholly-owned subsidiary of Unilock ("Subco"), were incorporated for the purposes of effecting the Amalgamation (as defined below).

In connection with the Qualifying Transaction, on March 9, 2021, Finco issued 60,416,667 subscription receipts (the "Subscription Receipts") at a price of $0.96 per Subscription Receipt for gross proceeds of $58,000,000 (the "Brokered Offering"). Upon satisfaction of certain escrow release conditions, including all conditions precedent to the Qualifying Transaction, the Subscription Receipts were converted into common shares of Finco (the "Finco Shares") immediately prior to the completion of the Qualifying Transaction on the basis of one Finco Share for each Subscription Receipt. In connection with the Brokered Offering, certain agents were issued an aggregate cash fee of $3,789,645 and 3,947,547 compensation warrants ("Compensation Warrants"). Each Compensation Warrant was exercisable into one Common Share at the Offering Price for a period of two years, and have since expired without exercise on April 29, 2023.

Concurrently upon completion of the Qualifying Transaction, the Corporation, Finco and Subco completed a three-cornered amalgamation under the laws of the Province of British Columbia, pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged all the Finco Shares held for Common Shares on a one-for-one basis and Finco and Subco amalgamated (the "Amalgamation"), with the resulting entity ("Amalco") continuing as a wholly-owned subsidiary of the Corporation pursuant to the amalgamation agreement entered into among the Corporation, Subco and Finco dated March 9, 2021. As noted above, the Definitive Agreement was amended on February 23, 2021 to reflect the issuance of the Subscription Receipts by Finco and the Amalgamation. On October 7, 2021, Amalco was wound-up and dissolved, pursuant to which all of the assets of Amalco were distributed to the Corporation.

Pursuant to the terms of the Qualifying Transaction, on March 25, 2021 the Corporation made an offer (the "Offer") to the security holders of SPL to purchase all of their ordinary shares of SPL (the "Small Pharma Shares") currently held or to be held prior to the closing of the Qualifying Transaction. The consideration paid by the Corporation for each Small Pharma Share held was one (1) Common Share, being equal to the quotient which results when (i) the Subscription Receipt Price is divided by (ii) $0.21, being the deemed price per share of the Common Shares as agreed by the parties in the Definitive Agreement and then adjusted for the Consolidation (as defined below) (the "Exchange Ratio"). The Exchange Ratio was determined pursuant to arm's length negotiations between the management of each of the Corporation and SPL.

Prior to the completion of the Qualifying Transaction, the Corporation changed its name to "Small Pharma Inc." on April 29, 2021, the outstanding Common Shares were consolidated on the basis of 4.6 old Common Shares into one (1) new Common Share new Common Share (the "Consolidation") and the outstanding Small Pharma Shares were split on the basis of 100 Small Pharma Shares for each one (1) Small Pharma Share (the "Split"). The Exchange Ratio was one (1) Common Share after the Consolidation for each one (1) Small Pharma Share after the Split.

Upon the completion of the Qualifying Transaction, the Corporation issued an aggregate of 315,496,144 Common Shares at a deemed issuance price of $0.96 per Common Share and 22,548,947 options and warrants to purchase Common Shares.

In connection with the Qualifying Transaction, Ms. Lyne Fortin and Mr. Michael Wolfe were appointed as independent directors of the Corporation.

Upon completion of the Qualifying Transaction, the board of directors of the Corporation adopted a written insider trading policy which sets forth basic guidelines for trading in the Corporation's securities (including, without limitation, its Common Shares) to avoid any situation that might have the potential to damage the Corporation's reputation or which could constitute a violation of federal or provincial securities law by the Corporation, its officers, directors, employees, consultants, affiliates and certain family members of such individuals ("Insiders"). Under the policy, Insiders are prohibited from trading in Common Shares and other securities on the basis of material, non-public information relating to the Corporation until after the information has been disclosed to the public or during a blackout period.

Following completion of the Qualifying Transaction, and as of the date of this AIF, the Corporation carries on the business of SPL.

The Common Shares commenced trading on the TSXV on May 6, 2021 under the symbol "DMT".

Material Developments of the Corporation Subsequent to the Qualifying Transaction

In June 2021, the Corporation secured an additional clinical trial site with MAC Clinical Research ("MAC") at Prescott, Liverpool in the UK, increasing the recruitment rate for its Phase IIa clinical trial.

In July 2021, the Corporation launched its DMT with support therapy therapist training program to educate and train therapists on the protocols required to support treatment delivery in the Corporation's clinical trials. The initial training program was successfully completed at the University of Oxford.

In July 2021, the Corporation's UK patent number GB2585978 was granted for its UK patent application GB2008303.6, which provides protections relating to certain deuterated homologues of DMT, including the Corporation's preclinical candidate SPL028.

On August 26, 2021, Ms. Lyne Fortin was appointed as non-executive independent chair of the board of directors of the Corporation. Ms. Fortin had served as a director of the Corporation since April 29, 2021, and continues to serve in her roles as Chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee and the Compensation Committee.

In September 2021, the Corporation completed the Phase I part of its randomised, placebo-controlled, blinded Phase I/IIa clinical trial evaluating IV doses of SPL026 in healthy volunteers. The Phase IIa portion was initiated shortly thereafter, with the first patient dosed in October 2021.

In October 2021, the MHRA granted an Innovation Passport Designation (an "IPD") for SPL026. This designation provides access to the Innovative Licensing and Access Pathway (the "ILAP"), which accelerates time to market and facilitates patient access to emerging and novel treatments in the UK.

On October 20, 2021, the Corporation announced that its Common Shares had commenced trading on the OTCQB under the symbol "DMTTF".

On November 18, 2021, Mr. Paul Maier was appointed as a non-executive independent director of the board of directors of the Corporation. Mr. Maier was also appointed as Chair of the Compensation Committee and as a member of the Audit Committee and Corporate Governance and Nominating Committee.

On February 22, 2022, the Corporation announced the analysis of the Phase I data from the combined Phase I/IIa clinical trial of SPL026 with therapy for the treatment of MDD. The full dataset highlighted that IV administration of SPL026 offers a short-lived, well tolerated psychedelic experience of ~20 minutes, enabling a dosing session to last only ~30 minutes.

In March 2022, the Corporation announced it had completed preclinical profiling to select its final SPL028 candidate, allowing its SPL028 program to move into a Phase I clinical trial in H2 2022.

On March 29, 2022, the Corporation filed a base shelf prospectus (the "Base Shelf Prospectus") in each of the provinces and territories of Canada. The Base Shelf Prospectus qualifies for distribution, from time to time during the 25-month period from the date of the Base Shelf Prospectus, of up to $125,000,000 in the aggregate of Common Shares, warrants, units, debt securities and subscription receipts of the Corporation.

On May 18, 2022, the Corporation was granted European patent no.3826632 providing Composition of Matter protection of certain deuterated analogs of DMT, including the active ingredient in SPL028. This patent sits alongside the Corporation's UK patent for SPL028, strengthening its protection in European markets.

On May 25, 2022, the Corporation provided a clinical trial update on its active SPL026 Phase I/IIa clinical trial. The Corporation reported ongoing progress in the Phase IIa patient study with no safety concerns reported to date. The Corporation provided a revised study timeline with dosing expected to complete in the coming months. The revised study timeline was due in part to slower than anticipated patient recruitment following COVID-19 government restrictions in the UK.

On May 25, 2022, the Corporation appointed Dr. Alastair Riddell as Chief Operating Officer of the Corporation. In connection with Dr. Riddell's appointment, Ms. Marie Layzell, the former COO and Head of CMC, assumed the role of Chief Manufacturing and Development Officer. During July 2023, the Corporation announced that Dr. Riddell will be leaving his role as Chief Operating Officer and Ms. Layzell will assume the responsibilities of the Chief Operating Officer. See "General Development of the Business - Three Year History - Developments of the Corporation Subsequent to Period End" for additional information.

Effective as of July 20, 2022, Mr. George Tziras was appointed to succeed Mr. Peter Rands as the Chief Executive Officer of the Corporation. Mr. Rands was appointed as Chief Innovation & Intellectual Property Officer of the Corporation ("CIIPO"). As part of the planned succession and his relocation to the United States, the focus of Mr. Rands' new role was to better position the business for the later stages of clinical development and further establish the Corporation's footprint in the United States. Mr. Rands continued to serve on the Board following the transition.

On August 3, 2022, the Corporation announced that as of July 19, 2022, it had been granted patent no. 3104072 by the Canadian Intellectual Property Office (the "CIPO"). The Canadian patent protects Composition of Matter of certain deuterated analogues of DMT, including the active ingredient in SPL028.

On August 9, 2022, the Corporation was granted US patent no.11,406,619 from the United States Patent and Trademark Office ("USPTO"). This was the Corporation's first US patent grant within its psychedelic portfolio, providing protection for novel injectable formulations of DMT-based compounds, including the active ingredient in SPL026 and SPL028.

On August 15, 2022, the Corporation announced it had received approval from the MHRA and the Research Ethics Committee ("REC") to initiate a Phase Ib drug interaction clinical trial in the U.K. assessing the interaction between selective serotonin reuptake inhibitor ("SSRI") antidepressants and SPL026 in patients with MDD. The trial was initiated in Q3 2022. Dosing of the study completed in July 2023, with topline data expected in Q3 2023.

On September 14, 2022, the Corporation was granted European patent no. 3902541 which protects the use of a small group of deuterated compounds of DMT in therapy, effectively covering all therapeutic uses of the specified compounds. The patent provides expanded protection for the Corporation's pipeline of deuterated compounds.

On September 19, 2022, the Corporation completed enrollment in the Phase IIa clinical trial of its IV formulation of SPL026 with support therapy for the treatment of MDD.

On October 12, 2022, the Corporation received clinical trial application ("CTA") approval from the MHRA and REC for its SPL026 Phase I comparative pharmacokinetic clinical trial. This study assessed the comparative safety, tolerability, pharmacokinetics ("PK") and pharmacodynamics ("PD") (psychedelic experience) of an IM and an IV dose of SPL026.

On October 19, 2022, the Corporation was granted patent no. 11,471,417 by the USPTO, protecting a therapeutic composition of a small group of deuterated compounds of DMT, effectively covering all pharmaceutical formulations of the specified compounds.

On October 31, 2022, the Corporation announced it had received approval from the MHRA and REC to initiate a randomized, placebo-controlled, blinded, dose-escalating Phase I study of SPL028, with support therapy in healthy volunteers. The study, which initiated in February 2023, aims to evaluate the safety, tolerability, pharmacodynamics and pharmacokinetics of IM and IV administration of escalating doses of SPL028.

On December 14, 2022, the Corporation announced it will provide SPL026, an IV formulation of DMT, to support a University College London study investigating induced brain changes and neuroplasticity following IV DMT.

On December 15, 2022, the Corporation announced that the first patient had been dosed in the Corporation's Phase Ib SSRI-SPL026 drug interaction study.

On December 21, 2022, the Corporation was granted patent no. 3 873 883 by the European Patent Office. The European patent protects a novel manufacturing process for the preparation of synthetic DMT, DMT-related compounds and deuterated DMT analogs. The patent covers the preparation of SPL026 and SPL028.

On December 22, 2022, the Corporation announced the last patient had completed its final visit in the Corporation's Phase IIa clinical trial of SPL026, IV DMT, with support therapy, for the treatment of MDD.

On January 9, 2023, the Corporation announced that the first patient had been dosed in the Corporation's Phase I study comparing the profiles of IM and IV SPL026. The study aims to compare the safety, tolerability, pharmacokinetics and pharmacodynamics of SPL026 delivered via IM versus IV administration, in up to 14 healthy volunteers.

On January 25, 2023, the Corporation announced positive topline results of the Phase IIa trial, which demonstrated the study met its primary endpoint with a statistically significant reduction (-7.4) point difference between SPL026 (21.5mg) and placebo at two-weeks post-dose, as measured by the Montgomery-Asberg Depression Rating Scale ("MADRS") change from baseline (p=0.02). Antidepressant effect of SPL026 with support therapy demonstrated a rapid onset at one-week post-dose with a statistically significant difference in MADRS of -10.8 versus placebo (p=0.002). A durable antidepressant effect was demonstrated with a remission rate of 57% at 12-weeks following a single SPL026 dose with support therapy. No apparent differences were identified in antidepressant effect between a one and two dose regimen of SPL026. SPL026 also demonstrated a favourable safety and tolerability profile with no drug-related serious adverse events reported. All adverse events related to treatment were considered mild or moderate.

On February 1, 2023, the Corporation announced the receipt of a Notice of Allowance from the USPTO for US patent application no. 17/680,411. The application will provide Composition of Matter protection for a group of deuterated compounds of DMT, as well as protection for therapeutic compositions and uses of the specified compounds.

On February 14, 2023, the Corporation was granted patent no.11578039 by the USPTO.  This patent  provides Composition of Matter protection for certain deuterated homologues of certain tryptamine compounds, including the active ingredients currently being investigated in the SPL029 oral tryptamine series.

On February 15, 2023, the Corporation announced that the first subject had been dosed in the Corporation's Phase I study evaluating SPL028, which is the first-in-human trial investigating the profile of SPL028, the Corporation's proprietary molecule with Composition of Matter protection. The Phase I study is a randomized, blinded, placebo-controlled, dose-escalating study designed to evaluate the safety, tolerability, pharmacodynamics and pharmacokinetics of both IV and IM administration of SPL028 with support therapy in healthy volunteers. Topline data is expected in Q4 2023.

Material Developments of the Corporation Subsequent to Period End

On March 7, 2023, the Corporation announced further positive data from additional secondary and exploratory endpoints of the SPL026 Phase IIa clinical trial. Further analyses demonstrated that patient-reported depression scores corroborate the MADRS assessments conducted by independent clinical raters. Further, patients receiving at least a single dose of IV SPL026 with support therapy experienced clinically relevant improvements in wellbeing and anxiety across all study timepoints, further supporting previously announced topline efficacy results.

On April 4, 2023, the Corporation announced positive six month data from the SPL026 Phase IIa clinical trial, which showed that, among the patients who achieved remission within three months of treatment with SPL026, 64% sustained remission to six months.

On May 9, 2023, the Corporation was granted patent no.11643390 by the USPTO.  This patent protects a novel manufacturing process for the preparation of synthetic DMT, DMT-related compounds and deuterated DMT analogs, including the preparation of SPL026 and SPL028.

On May 30, 2023, the Corporation was granted patent no.11660289 by the USPTO.  This patent provides Composition of Matter protection for a group of deuterated compounds from the  SPL028 program, as well as protection for therapeutic compositions and uses of the specified compounds.

On June 6, 2023, the Corporation was granted two UK patents nos.2586940 and.2592822.  These patents provide further protection for certain deuterated analogues of DMT, including the active ingredient in SPL028.

On June 28, 2023, the Corporation announced completion of the Phase I SPL026 IM and IV clinical trial. The Corporation reported the IM route was well tolerated, with no safety concerns reported, a mean pharmacokinetic half life of approximately 40 minutes, and a mean psychedelic experience of approximately 45 minutes. The Corporation also announced preliminary findings from the first two cohorts of the SPL028 Phase I program in which IV administration elicited a mean psychedelic experience of < 1 hour.

Effective as of July 1, 2023, Mr. Peter Rands, co-founder, Chief Innovation & Intellectual Property Officer and former Chief Executive Officer of the Corporation, left his positions as an executive officer and Board director of the Corporation and its subsidiaries.

On July 3, 2023, it was determined that Dr. Alastair Riddell will leave his role as Chief Operating Officer and Ms. Marie Layzell will assume those responsibilities in addition to her current role as Chief Manufacturing and Development Officer.

On July 5, 2023, the Corporation announced an R&D strategy update regarding SPL028, its second-generation DMT program. The update included preliminary findings from the SPL028 Phase I trial indicating its potential to deliver a unique therapeutic profile. Further, the Corporation indicated the potential for an expedited route to an international, multi-site Phase II study with SPL028 in 2024.2

On July 5, 2023, the Corporation announced the implementation of operational efficiencies in an effort to focus on achieving key value-based milestones, which included a reduction in headcount of approximately one-third. The operational efficiencies are expected to generate material cost savings, a reduction in its historical annual cash burn, and provide anticipated cash runway extension from current resources to Q4 2024 (calendar year-end).3

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2 Within the next 12 months, the Corporation anticipates initiating a multi-site, international Phase II clinical trial of at least one of its candidate programs. The Corporation anticipates seeking regulatory approval in the UK, US and the EU for this trial, and may also seek regulatory approval in other jurisdictions. There is no assurance that the aforementioned timeline will be met or that any program will advance into a Phase II clinical trial. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Material assumptions underlying this forward-looking statement include, but are not limited to: (i) receipt of all regulatory authorization in the jurisdictions selected to conduct the clinical trial(s); (ii) the receipt by the selected clinical trial sites of the necessary licences to initiate the trial. Progression into an international Phase II study will also depend upon additional factors, including but not limited to, (i) data readout of its Phase I exploratory studies in SPL026 and SPL028; (ii) completion of the required preparatory steps in advance of formally applying for regulatory authorizations in the UK, US, the EU and other jurisdictions, if selected; in the case of the SPL028 program, this may include the completion of a Phase Ib patient study and completion of an IND-enabling non clinical package; (iii) the Company's ability to raise capital under future financing arrangements; and (iv) strategic discussions with Cybin (as defined herein) upon completion of the Arrangement (as defined herein), if completed. However, there can be no assurance that the Arrangement will be completed on the proposed terms of the Arrangement Agreement, or at all. Anticipated timelines may be impacted by a number of factors, including but not limited to: (i) obtaining required permits and applicable regulatory approvals; (ii) any significant changes in personnel and third-party providers; (iii) the outcome of active studies that the Corporation determines is necessary or advantageous for the advancement the clinical program; (iv) the Corporation having sufficient funds to initiate the trial; and (v) import/export delays or restrictions.

3 The anticipated cash runway extension assumes the completion of current active clinical trials and conducting ongoing operational activities consistent with the implemented operational efficiencies and revised Corporation budget.  The revised timeline for the Corporation's cash runway may be impacted by a number of factors, including but not limited to: (i) increased expected costs of the active clinical trials due to delays to completion or modifications to the clinical trial design; (ii) decisions to initiate additional R&D activities including additional IND-enabling studies or other IND-related preparation; (iii) other business-related activities outside the Corporation's normal course of business; (iv) expenses, costs and fees associated with the Arrangement, whether completed or not; and (iv) other factors not currently known by the Corporation and outside of the Corporation's control.

On August 10, 2023, the Corporation received a Notice of Allowance from the USPTO for US patent application no. 16/890664. The patent provides Composition of Matter protection for certain deuterated analogues of DMT that pertain to the SPL028 programme.

On August 29, 2023, the Corporation was granted patent no. 3160337 by the CIPO.  This patent protects a novel manufacturing process for the preparation of synthetic DMT, DMT-related compounds and deuterated DMT analogs, including the preparation of SPL026 and SPL028.

Arrangement Transaction with Cybin

On August 28, 2023, the Corporation entered into a definitive arrangement agreement (the "Arrangement Agreement") with Cybin Inc. ("Cybin") pursuant to which Cybin agreed to acquire all of the issued and outstanding Common Shares in an all-share transaction (the "Arrangement"). The Arrangement is expected to be effected by a court-approved plan of arrangement under the BCBCA. Cybin is a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options.

Pursuant to the terms of the Arrangement Agreement, if the Arrangement becomes effective, holders of Common Shares (other than dissenting holders of Common Shares) will receive 0.2409 of a common share in the capital of Cybin (each whole share, a "Cybin Share") for each Common Share held. The exchange ratio implies consideration of approximately $0.10 per Common Share based on the closing price of the Cybin Shares on the Cboe Canada exchange ("Cboe Canada") on August 25, 2023, representing a 43.64% premium based on the 30-day volume weighted average prices of the Cybin Shares on the Cboe Canada and the Common Shares on the TSXV for the period ended on August 25, 2023. As of the date of this AIF, it is currently expected that existing Cybin shareholders and the Corporation's securityholders will own approximately 74.3% and 25.7% of Cybin, respectively.

Completion of the Arrangement is subject to the approvals of the shareholders of both the Corporation and Cybin. The Arrangement requires the approval of at least 66 2/3% of the votes cast by the shareholders of the Corporation voting in person, virtually or by proxy at an annual and special shareholders' meeting to consider, in addition to certain annual business, the Arrangement (the "Corporation Meeting"). The issuance of Cybin Shares pursuant to the Arrangement will also require approval by a simple majority of the votes cast by the shareholders of Cybin voting virtually or by proxy at an annual and special meeting of Cybin shareholders, in accordance with the polices of the Cboe Canada. The shareholders' meetings are expected to occur on or about October 12, 2023.

In addition to shareholder approvals, the Arrangement is subject to approval by the Supreme Court of British Columbia, receipt of applicable stock exchange and regulatory approvals, including the approval of the TSXV, and the satisfaction of certain other closing conditions customary in transactions of this nature. It is currently expected that the Arrangement will close in late October 2023. Upon completion of the Arrangement, it is expected that the Common Shares will be delisted from the TSXV and removed from the OTCQB, and the Corporation will cease to be a reporting issuer in each of the provinces and territories in Canada.

Further details with respect to the Arrangement are included in the Arrangement Agreement, a copy of which can be found under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Additional information regarding the Arrangement will also be included in the Corporation's management information circular, which will be mailed to shareholders in connection with the Corporation Meeting.

Significant Acquisitions

The Corporation has not completed any significant acquisitions or dispositions over the most recently completed financial year.

For a summary of the material terms of the Qualifying Transaction, see "General Development of the Business - Three Year History - The Qualifying Transaction".

On August 28, 2023, the Corporation entered into the Arrangement Agreement to complete the Arrangement. For additional information, see "General Development of the Business - Three-Year History - Arrangement Transaction with Cybin".

DESCRIPTION OF THE BUSINESS4

General

The Corporation is a biotechnology company progressing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Corporation has initiated programs across its "first-generation" and "second-generation" psychedelics portfolio. It is focused on the development of pharmaceutical psychedelic assets with the inclusion of support therapy, anticipating this treatment paradigm to be important for optimizing beneficial patient outcomes.

The Corporation is focused on the R&D of pharmaceutical drugs, with an intention to further advance its current portfolio into and through clinical trials towards commercialization. This progression may also extend to the sales and marketing of any of its assets that receive marketing authorization. In addition, the Corporation may expand its R&D pipeline by initiating additional development programs.

As of the date of this AIF, the Corporation has initiated and progressed its R&D efforts on four therapeutic candidates across its psychedelic and non-psychedelic compounds, discussed in detail below. In line with its business model, the Corporation has ensured an IP strategy is embedded in the development of all its therapeutic candidates. Across its lead psychedelic-focused development programs, SPL026 and SPL028, the Corporation has 17 patents granted and 77 patent applications pending and is actively continuing to expand its portfolio. The Corporation also has additional patents granted and applications pending across its preclinical pipeline, SPL029 and SPL801B programs, as further described below.

. The Corporation's R&D strategy is targeted around the following core target value proposition:

● Rapid and durable efficacy: A treatment course that has the potential to result in rapid symptom relief, with improvements in patient health outcomes that extend for at least a few months.

● Strong commercial proposition: Short (~less than<~2.5hr) in-clinic treatments (includes dosing and support therapy) provided on an episodic "as required" basis in order to maximize convenience for both patients and physicians, as well as provide economic benefits for payers.

● Robust IP protection: Progressing a multi-layered IP strategy for each asset, including targeting Composition of Matter protection within the second-generation portfolio, in  multiple jurisdictions.

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4 All quarter references in this section are based on calendar year-end.

SPL026: First-Generation DMT Asset

Small Pharma has advanced its first-generation short-duration psychedelic clinical program, SPL026, with the positive completion of a proof-of-concept study for an IV formulation of SPL026, as well as exploratory studies to evaluate additional formulations and treatment populations.

The Corporation's IV SPL026 Phase I/IIa study completed in Q1 2023 with positive results demonstrated the  safety, tolerability and efficacy of DMT with support therapy for the treatment of MDD. To further inform the patient recruitment of future trials and ultimately facilitate broadening the treatable MDD populations, in H2 2022, the Corporation initiated a Phase I drug interaction study in the UK to investigate the potential interactions between SSRI antidepressants and IV SPL026 therapy in patients with MDD. The study completed dosing in July 2023 with data anticipated in Q3 2023. See "Description of the Business - Business Objectives and Milestones of the Corporation".

Further, the Corporation is investigating additional routes of administration that may offer improved treatment convenience to patients. The Corporation initiated a Phase I IM/IV SPL026 study in Q4 2022 to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics profiles of IM compared to IV SPL026 administration. The study completed in Q2 2023 and demonstrated that IM SPL026 meets the target treatment length, demonstrating the potential for IM administration as a convenient route for patients and physicians.

SPL028: Proprietary Second-Generation Deuterated DMT Asset

SPL028 is the Corporation's novel deuterated second-generation DMT compound targeting an extended DMT psychedelic experience. It offers a unique short-duration DMT drug profile that could provide optimized dose formulations for different administration routes and distinct therapeutic benefits for patients. The Corporation initiated a Phase I IV and IM healthy volunteer study in Q1 2023 to evaluate the safety, tolerability, pharmacodynamics and pharmacokinetics of both administration routes. Data is anticipated in Q4 2023. See "Description of the Business - Business Objectives and Milestones of the Corporation".

Future R&D Strategy

The Corporation anticipates that upcoming data from its active SPL026 and SPL028 trials will be informative to the progress of these clinical programs. As such, the development path of both assets will be determined upon the completion of the active Phase I trials. Over the next 12 months from the date hereof, the Corporation anticipates the potential expansion of at least one of these development programs into an international Phase II clinical trial, however such studies will be subject to a strategic review of  all available clinical data of the SPL026 and SPL028 programs following the completion of the active clinical trials.5 The Corporation's plans over the next 12 months are also subject to strategic discussions with Cybin upon completion of the Arrangement, if completed. However, there can be no assurance that the Arrangement will be completed on the proposed terms of the Arrangement Agreement, or at all. See "Description of the Business - Business Objectives and Milestones of the Corporation".

Psychedelic-Based Medicines

The Corporation is developing psychedelic-based medicines with support therapy for the treatment of mental health disorders. The treatment potential of these therapies has been acknowledged internationally by regulatory drug agencies, including the FDA6 and the MHRA.7  Most recently, on June 26, 2023, the FDA further demonstrated its recognition for the therapeutic potential of psychedelic drugs and willingness to work with groups developing such drugs with the issuance on June 26, 2023, of its first draft guidance entitled Psychedelic Drugs: Considerations for Clinical Investigations Guidance for Industry (Guidance).8 The guidance highlights considerations for sponsors developing psychedelic drugs for the treatment of medical conditions and for clinical trials that will be conducted under an investigational new drug application (IND). The FDA recognises that additional considerations are required due to the unique characteristics of these drugs, and have outlined foundational constructs that sponsors should consider in areas including trial conduct, data collection and subject safety.

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5 Refer to footnote 2.

6 To date, the FDA has awarded breakthrough designation status to a number of psychedelic programs.

7 The MHRA has awarded an IPD to a number of companies, including the Corporation in October 2021, advancing psychedelic drug development programs. See "General Development of the Business - Three Year History" for additional information.

There has been a resurgence in scientific research highlighting the therapeutic opportunity of psychedelic compounds for treating mental health conditions through an alternative method of action to current available treatment options. Neuroimaging and behavioural research suggests that psychedelic compounds modulate certain neural circuits implicated in mood disorders, resulting in an acute psychedelic state and neuroplastic adaptations in certain brain networks. It is hypothesized that when such adaptations are supported by the integration of the psychedelic experience through support therapy, it may lead to long-term positive changes in an individual's emotional, cognitive and behavioural state.9

The Corporation is focused on the tryptamine family of psychedelic compounds, which includes DMT and psilocybin, which, at the time of initial exploration, portrayed promising data to suggest their therapeutic potential. The available literature exploring the mechanistic and therapeutic potential of these compounds has continued to expand and strengthen the evidence for their therapeutic use.DMT has been found through academic work to be endogenous in various plant species as well as in certain mammals.10 It was identified by the Corporation to possess a number of benefits relative to other tryptamine compounds on account of its rapid drug clearance within humans and the short, powerful psychedelic experience that it manifests.11 The pharmacokinetic profile appears well-adapted to clinical application in providing a short dosing session (including the drug administration and resolution of psychoactive effects) with the duration of IV DMT less than 30 minutes compared to oral psilocybin whose treatment duration typically lasts six hours12 and oral LSD that lasts 10 hours.13

"First-generation" and "Second-generation" Psychedelic Programs

The Corporation's drug development pipeline currently includes a number of programs across its investigational candidates that offer the potential for differentiated target treatment profiles.

The Corporation's first-generation DMT program, SPL026, is evaluating two target treatment profiles that have the potential to maximize the clinical scalability of psychedelic therapies: (1) an IV formulation that targets a short <30-minute psychedelic experience and (2) an IM formulation that targets approximately 45-minute subject-distinct psychedelic experience and offers improved convenience for patients.

The second-generation psychedelic programs incorporate a pipeline of chemically-modified DMT analogues that target an extended psychedelic experience. These candidates aim to offer a unique short-duration DMT drug profile that could provide optimized dose formulations for different administration routes and distinct therapeutic benefits for patients.

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8 https://www.fda.gov/regulatory-information/search-fda-guidance-documents/psychedelic-drugs-considerations-clinical-investigations
9 Vollenweider, F.X., Preller, K.H. Psychedelic drugs: neurobiology and potential for treatment of psychiatric disorders. Nat Rev Neurosci 21, 611-624 (2020). https://doi.org/10.1038/s41583-020-0367-2

10 Carbonaro, T. M., & Gatch, M. B. (2016). Neuropharmacology of N,N-  dimethyltryptamine. Brain Research Bulletin, 126, 74-88. https://doi.  org/10.1016/j.brainresbull.2016.04.01

11 Ibid.

12 Lowe H, Toyang N, Steele B, Valentine H, Grant J, Ali A, Ngwa W, Gordon L. The Therapeutic Potential of Psilocybin. Molecules. 2021 May 15;26(10):2948. doi: 10.3390/molecules26102948. PMID: 34063505; PMCID: PMC8156539.

13 Fuentes JJ, Fonseca F, Elices M, Farré M, Torrens M. Therapeutic Use of LSD in Psychiatry: A Systematic Review of Randomized-Controlled Clinical Trials. Front Psychiatry. 2020 Jan 21;10:943. doi: 10.3389/fpsyt.2019.00943. PMID: 32038315; PMCID: PMC6985449.

"First-Generation" Short Duration Psychedelic Programs

SPL026: IM and IV DMT

The Corporation has developed a proprietary medicine, SPL026, based on the fumarate salt form of DMT to be administered with support therapy in the treatment of MDD.

Chemistry, Manufacturing and Controls ("CMC")

The Corporation has optimized the synthesis of the Active Pharmaceutical Ingredient ("API") in SPL026. The proprietary synthesis developed has 99.9% purity by High Performance Liquid Chromatography (HPLC) and approximately 60% yield, representing a high yield to purity syntheses of DMT.

The Corporation has evaluated a number of potential delivery mechanisms and developed drug product formulations for IV and IM administration of SPL026.

Using third party providers, the Corporation has contracted the manufacture of good manufacturing practice ("GMP") compliant batches of drug product, together with a matching placebo, for use in clinical trials.

Intellectual Property

To date, 5 patents granted and 31 pending applications of the Corporation's Intellectual Property portfolio provide protection surrounding SPL026, including those providing combined protection to SPL026 and the Corporation's other molecules in development. Protection surrounding SPL026 includes a patent family to protect the synthetic GMP route of SPL026 and a patent family to protect optimized dosage forms of the active ingredient of SPL026. See "Description of the Business - Intellectual Property".

Clinical Development of IV SPL026

Phase I/IIa

In December 2020, the MHRA granted its Clinical Trial Approval for a Phase I/IIa clinical trial of IV SPL026. In February 2021, the Corporation initiated dosing in a randomised, placebo controlled, blinded, two-part Phase I/IIa clinical trial evaluating IV doses of SPL026 in combination with support therapy. Phase I, Part A, which was completed in September 2021, evaluated  the safety, tolerability, pharmacokinetics and pharmacodynamics of different dose levels (9-21.5mg) of SPL026 (DMT fumarate) with therapy in 32 healthy psychedelic-naïve subjects when compared to placebo with therapy. The dose-escalating, placebo-controlled, blinded Phase I study demonstrated a favorable safety profile with no serious adverse events reported to-date. The Corporation's proprietary IV formulation of DMT proved to also be well-tolerated in individuals with no previous experience of psychedelics. The completion of the Phase I study also generated a robust dataset on the pharmacokinetics of SPL026 using Good Clinical Practice ("GCP"). This combined data enabled the Corporation to select a dose of SPL026, which elicits a breakthrough psychedelic experience and is well-tolerated, and allowed the Corporation to initiate Part B, the Corporation's Phase IIa study.

Key results from the Phase I study include:

● No drug-related serious adverse events ("SAEs") and minimal short-lived adverse events reported on dosing day.

● Of 22 drug-related adverse events, all were mild (100%) and resolved rapidly and independently.

● No statistically significant negative effects on anxiety and well-being identified at any point during the three-month follow-up.

● Data shows a correlation between intensity and quality of psychedelic experience and dose levels, starting at 9mg and up to 21.5mg, across four cohorts.

● In the majority of participants, there was a positive correlation between plasma levels of DMT and the quality and intensity of the psychedelic experience.

● IV administration of SPL026 offers a short-lived, well-tolerated psychedelic experience of approximately 20 minutes, enabling a dosing session to last only approximately 30 minutes.

● Pharmacokinetic sampling supported rapid clearance out of the body, showing near undetectable DMT levels in the blood by 60 minutes at all investigated doses.

In October 2021, the Corporation initiated dosing in the Phase IIa component (Part B) of the combined Phase I/IIa clinical trial, which was completed in December 2022. Part B,  the patient proof-of-concept trial assessed the efficacy, safety and tolerability of one dose versus placebo as well as one dose versus two doses of IV 21.5mg SPL026 with support therapy in 34 patients with moderate/severe MDD.

The two-staged Phase IIa study included a blinded, randomized, placebo-controlled phase, where the primary endpoint was to assess the efficacy of a single dose of SPL026 with support therapy (N=17) versus placebo with support therapy (N=17) at two-weeks post-dose. All study participants were subsequently enrolled into an open-label phase of the study where they received a single dose of SPL026 with support therapy, and were followed-up for a further 12-weeks in study. This open-label trial design enabled the assessment of durability of antidepressant effect, as well as the comparative efficacy and safety of a one versus two dose regimen of SPL026.

Efficacy was assessed using MADRS to measure any potential change in patients' depression from baseline. MADRS was assessed by independent raters who were not present at dosing and were blinded to the overall treatment.

The Phase IIa study met the primary endpoint demonstrating a statistically significant and clinically relevant reduction in depressive symptoms two-weeks following a dose of SPL026 with support therapy, compared to placebo, demonstrating a -7.4 point difference in MADRS (p=0.02). Analysis of key secondary endpoints demonstrated a rapid onset of antidepressant effect one-week post-dose, with a statistically significant difference in MADRS score between the active and placebo groups of -10.8 (p=0.002).

Across the 12-week open-label phase, patients who received at least one active dose of SPL026 with support therapy reported a durable improvement in depression symptoms with a 57% remission14 rate at 12-weeks following a single SPL026 dose with support therapy. No apparent difference in antidepressant effect was observed between a one and two dose regimen of SPL026. Further a favourable safety and tolerability profile demonstrated with no drug-related SAEs reported. All adverse events related to treatment were considered mild or moderate. The most commonly reported adverse events were infusion site pain or reaction, nausea and mild to moderate anxiety. No clinically significant safety concerns were reported, including no concerns with vital signs, electrocardiogram (ECG) or clinical laboratory findings in any treatment group.

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14 Defined as patients achieving a MADRS score <= 10.

Analyses of additional secondary and exploratory endpoints, including effects on self-reported depression, anxiety and wellbeing, demonstrated that patients receiving at least a single dose of IV SPL026 with support therapy experienced clinically relevant improvements in function and mood (as determined through anxiety and wellbeing scales) and patient-reported depression scores corroborated the MADRS assessments. Analysis of the 25 participants who completed the out-of-study six month follow up showed that among the 14 patients who had achieved remission within three months with SPL026, 64% sustained remission to six months.

Phase Ib SSRI-SPL026 Drug Interaction Study

In Q4 2022, the Corporation initiated a Phase Ib patient study assessing the potential interaction between SSRIs and SPL026 in patients with MDD who experienced an inadequate response to existing SSRI antidepressant treatment, with dosing completed in July 2023. This open-label study is investigating the safety, tolerability, pharmacokinetics, pharmacodynamics, as well as exploratory efficacy of SPL026, alone or in combination with SSRIs. Results from the study are expected in Q3 2023.

The last visit for the last subject completed in August 2023.  Data is expected to be analyzed and disclosed to the public in Q3 2023.

Phase I IM/IV SPL026

In Q4 2022, the Corporation initiated a Phase I study to compare the safety, tolerability, PK and PD profiles of IM and IV SPL026 administration in 14 healthy volunteers. The study completed in Q2 2023 and results from this study demonstrate that IM SPL026 is well tolerated. No SAEs, and a few mild to moderate adverse events, were reported in the trial. Further, the IM drug profile delivered a mean PK half-life of approximately 40 minutes and a mean psychedelic experience duration of approximately 45 minutes.  This met the Corporation's target treatment length, demonstrating the potential for IM administration as a convenient route for patients and physicians.

Phase IIb SPL026

The Corporation has advanced preparation for a potential multi-jurisdiction multi-site Phase IIb clinical trial, including selection and onboarding of a clinical research organization (a "CRO"). In July 2023, following a review of the available data from its exploratory Phase I studies across its SPL026 and SPL028 program, the Corporation determined that decisions regarding the optimal development route for the SPL026 program will be further reviewed following the conclusion of the ongoing Phase I studies.15

Regulatory Development of SPL026

In October 2021, the MHRA granted an IPD for SPL026. This designation has provided access to the ILAP, which accelerates time to market and facilitates patient access to emerging and novel treatments. The ILAP provides a single integrated platform for sustained collaborative working among the MHRA and its partners, including the UK's public body responsible for evidence-based evaluations of novel treatments, the National Institute for Health and Care Excellence, as well as the NHS England, the Scottish Medicines Consortium, NHS Improvement Health Research Authority, and the National Institute for Health Research and the medicine developer. This closer engagement potentially allows for enhanced coordination and monitoring of important product development activities culminating in market authorization. The Corporation has initiated discussions regarding its target development profile with the ILAP partners and has access to the ILAP toolkit which will help support all stages of the design, development and approvals process, as well as identify key areas for future engagement.

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15 Refer to footnote 2.

In 2022, the Corporation requested an International Nonproprietary Name (INN) for SPL026. A response was received from the World Health Organization in January 2023 informing the Corporation that 'dimethyltryptamine' had been chosen as the INN for this substance.

"Second-Generation" Short Duration Psychedelic Programs

Deuterated DMT: IM/IV SPL028 program

Nonclinical: Through a range of in vivo and in vitro studies, SPL028 has shown a similar pharmacological and behavioural profile to SPL026, with a differentiated pharmacokinetic profile demonstrated in vitro, showing a reduction in clearance rate and significant extension in half-life compared to SPL026. Additionally, toxicological profiling demonstrated SPL028 to have a safe and well-tolerated profile in vivo at all doses tested, demonstrating significant safety margins for progressing into human clinical trials.

CMC: The Corporation has optimized the synthesis of the API in SPL028. The proprietary synthesis developed has 99.9% purity by HPLC and approximately 42% yield. The Corporation has developed drug product formulations for IV and IM administration of SPL028. Using third party providers, the Corporation has contracted the manufacture of GMP-compliant batches of drug product, together with a matching placebo, for use in clinical trials.

Clinical: The Corporation initiated dosing in Q1 2023, a Phase I study evaluating the safety, tolerability, pharmacodynamics and pharmacokinetics of both IV and IM routes of administration of SPL028 with support therapy in healthy volunteers. Preliminary findings from the first two cohorts of the study demonstrate that IV SPL028 elicits a psychedelic experience of <1 hour and is well-tolerated. The study is ongoing with topline data from healthy volunteer cohorts expected in Q4 2023.16

The Corporation anticipates that the combined data from the SPL026 and SPL028 programs could enable an expedited path to initiating a multi-jurisdiction, multi-site Phase II study in 2024.17 Accordingly, the Corporation's protocol for the SPL028 Phase I program includes the option of initiating a Phase Ib patient study of injectable SPL028 in depression. In conjunction with a strategic review of the SPL026 program, determination of the optimal development route for SPL028, including the target depression patient population, will be reviewed following the conclusion of the ongoing Phase I studies.

Intellectual Property: To date, 17 granted patents, and 77 pending applications of the Corporation's IP portfolio provides protection surrounding SPL028, including those providing combined protection to SPL028 and the Corporation's other molecules in development. Protection surrounding SPL028 includes patent families that provide Composition of Matter protection to cover SPL028 and related deuterated analogues, patent families to cover method of use, as well as patent families that  protect the synthetic GMP route of SPL028 and optimised dosage forms of the active ingredient of SPL028. See "Description of the Business - Intellectual Property".

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16 There is no assurance that the aforementioned timeline will be met. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Material assumptions underlying this forward-looking statement include, but are not limited to: (i) progression of the clinical trial as defined by the approved protocol; and (ii) ongoing subject recruitment and dosing rate at expected target rates. Anticipated timelines may be impacted by a number of factors, including but not limited to: (i) any significant changes in personnel and third-party providers; (ii) certain protocol amendments, which may include the inclusion to dose additional cohorts; and (iii) material factors not currently known to the Corporation and outside of the Corporation's control.

17 Refer to footnote 2.

Oral Tryptamine: SPL029 Program

Nonclinical: The Corporation has also progressed preclinical studies on novel tryptamine analogues to investigate the potential for an oral formulation of a short-acting psychedelic. Non-clinical development of the SPL029 series is expected to progress into 2024.18

Intellectual Property: To date, 11 granted patents and 55 pending applications of the Company's  IP portfolio provides protection surrounding SPL029, including those providing combined protection to SPL029 and the Corporation's other molecules in development. See "Description of the Business - Intellectual Property".

Non-Psychedelic Based Medicines

Oral ketamine metabolite: SPL801B program

Nonclinical and CMC: The Corporation has progressed preclinical and CMC development of SPL801B, a known active metabolite of ketamine, 2R,6R-hydroxynorketamine ("6-HNK"), in order to develop an optimized oral, rapid-acting antidepressant. The Corporation has successfully advanced its development of SPL801B to achieve a nonclinical, CMC and IP data package. The Corporation intends to explore commercial opportunities to out-licence the candidate and its data package to a third-party organization.

Intellectual Property: In conjunction with its R&D progress, the Corporation adopted a robust IP strategy surrounding SPL801B, which, as of the date of this AIF, is represented by a portfolio of five patents granted and five patent applications pending. See "Description of the Business - Intellectual Property"

Intellectual Property

Regulatory Framework for Patents

A patent is a form of intellectual property that gives its owner the legal right to exclude others from making, using, or selling an invention for a limited period of years in exchange for publishing an enabling public disclosure of the invention. The typical patent term is 20 years from the filing date.

Once an invention has been reduced to practice (i.e. an enabling disclosure can be placed in the public domain), a patent application is filed with the Patent Office of the country where protection is sought. This is then searched by a patent examiner for documents pertaining to novelty and inventive step. The application is also assessed for industrial applicability and other formal requirements.

The examiner then issues a search report, and the applicant has an opportunity to respond to the comments and/or make permitted amendments to the application. Examination proceeds until a patent is granted, refused or the application is abandoned. Often, the application is narrowed in scope during examination (also known as 'prosecution'), and one or more divisional applications can be filed, where separate inventions are sectioned off into separate applications directed to subsets of subject matter contained in the parent application.

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18 This statement is based on the following material factors and assumptions: (i) outcomes of any non-clinical studies conducted on candidates under investigation within the SPL029 series; (ii) the competitive landscape continuing to remain favourable to candidate(s) current under consideration and trial; and (iii) the Corporation's ability to raise capital under future financing arrangements.

When a patent is granted, a certificate is issued. Payment of annual renewal fees are required to keep the rights alive for the duration of the term of the patent. A patent must be actively enforced and is always open to challenge by a third party, either through opposition proceedings before a patent office, or through revocation proceedings before a court of law.

A patent is a territorial right, and sits alongside other IP rights in many jurisdictions, such as data exclusivity, supplementary protection certificates, trade secrets and knowhow. The IP strategy that the Corporation has adopted is to pursue multi-layered patent protection in key markets including US, Canada, UK, Europe and other jurisdictions.

Patents

The Corporation operates an intellectual property, or IP, led business, and future success is closely tied to obtaining and maintaining intellectual property protection, in particular patents, trade secrets and trademarks in the UK, Canada, EU, US, and other jurisdictions. The Corporation will continue to strategically protect its innovations with a harmonized IP strategy, combining patent protection with regulatory and market exclusivity.

The Corporation intends to secure multi-layered patent protection covering compositions, uses and methods for its pipeline. Further, the Corporation is actively taking steps to expedite the examination of key applications in this portfolio to ensure that such patents are granted as rapidly as possible. To this end, the Corporation has established multiple patent families surrounding its clinical and preclinical assets.

Protection for SPL026 is being pursued via patent families covering the efficient synthesis of DMT and analogs thereof, as well as novel formulations. In the case of the Corporation's second-generation candidates, SPL028 and SPL029, protection of the candidate molecules and related analogues are also being pursued via patent families covering new chemical entities and methods of use.

As of the date of this AIF, the Corporation's patent portfolio consists of 17 active patent families with 27 granted patents and 93 pending applications across its psychedelic and non-psychedelic portfolio. The oldest family claims a priority date of June 2016 and the most recently initiated family claims a priority date of March 2023. The Corporation anticipates that there will be additional patent grants secured in the next 12 months surrounding these assets.

The following table set forth the status for each patent application applicable to the Corporation's current and anticipated business activities. The total number of pending patent applications reflects the number of active applications at a given date and may increase or decrease depending on the number of granted patents issued, new applications filed, expiry of PCT applications, and the Corporation's strategic decisions to allow certain earlier filed "priority" applications to lapse while continuing to pursue additional applications on the same subject matter.

Candidate/Program	Relevant patents in portfolio (No. active patents/pending patent applications)(1,2,4)
Combined SPL026, SPL028 and SPL029	5 granted patents, 31 patents pending
SPL028	11 granted patents, 32 pending applications
Combined SPL028 and SPL029	1 granted patent, 14 pending applications
SPL029	5 granted patents, 10 pending applications
SPL801B	5 granted patents, 5 pending applications
Other(3)	1 pending application

Notes:

(1) Patents providing protection for multiple candidates/development programs are included only in a 'Combined' section, and are not duplicated across multiple rows of the table. For example, if an issued patent provides protection for both SPL028 and SPL029 , it will only appear in the 'Combined SPL028 and SPL029' portion of the table and are not included on rows documenting SPL028 or SPL029 only.

(2) Granted European patents have been counted as a single granted patent (as opposed to multiple patents in each European territory in which the patent is in force). Hong Kong patents and applications have not been included in the figures counted above as they are re-registrations of European rights, as opposed to free-standing patent filings. Patent Cooperation Treaty applications have been included as pending applications unless the deadlines for national / regional phase entries of those applications have passed in which case they are not included in the figures above.

(3)  Protects preclinical research.

(4) Patent applications for which a Notice of Allowance has been received are counted as pending applications, until the date of issue of the granted patent.

For the SPL028 program, a preliminary patent application UK application no.1907871.6 was filed on June 3, 2019 claiming a novel drug substance composition based on deuterated forms of the psychedelic compound DMT. This subject matter is granted as UK patent nos. 2585978, 2592822, and 2586940, European patent no.3826632, Canadian patent no. 3104072, and is pending as US patent application nos.16/890664, 17/616,345, and others. The Corporation has received a Notice of Allowance from the USPTO for US patent application no.16/890664.

Also in the SPL028 program, two preliminary patent applications, UK application no. 208303.6 and US application no. 16/890,664 were filed on June 2, 2020 based on further studies into deuterated forms of certain DMT-based drug substances.  Further, preliminary patent applications, including UK application nos. 2018950.2 and 2 018955.1, and US application nos. 17/108,679 and 17/108,938 were filed on December 1, 2020. UK application no. 2103981.3 and US application no. 17/208,583 were filed on March 22, 2021. This subject matter is granted as US patent no. 11471417, European patent no. 3902541, Australian patent no. 2021204158, Japanese patent no. 7288154, and New Zealand patent no. 794833, and pending as Canadian application no. 3179161, and others.

A further patent application from the SPL028 program, PCT application no. PCT/EP2021/060750 was filed on April 23, 2021.  This subject matter is granted as UK patent no. 2595776, and is pending as US application no. 17/320,155, European application no. 21725377.2, Canadian application no. 3118556, and others.

A preliminary patent filing, UK application no.1916210.6, was filed on November 7, 2019. The inventors believe that this application provides for the best current good manufacturing practices ("cGMP") manufacturing process for making SPL026 and other DMT-based drug substances at scale. The application also provides for the selective deuteration process used to develop SPL028. This subject matter is granted as US patent no. 11643390, European patent no. 3873883, Canadian patent  no. 3160337 and is pending as European application no. 22 214748.0, US application no. 18/193,866, and others.

A preliminary patent filing, UK application no.1917320.2, was filed on November 28, 2019 based on further studies into the oral bioavailability of deuterated forms of certain DMT-based drug substances. The application claims novel drug substances (compositions of matter) which may be used to formulate orally active drug products for use in psychedelic-assisted therapies, and provides for the drug substance that may be used in the SPL029 development program. This subject matter is granted as US patent no. 11578039, European patent no.3844147, Australian patent no. 2020381103 and New Zealand patent no. 788543 and pending as US application no. 18/152,465, Canadian application no.3160334 and others.  A further patent filing, US application no. 17/469,063 was filed on September 8, 2021, claiming novel crystalline forms.  This subject matter is granted as US patent no. 11697638.

Two preliminary patent applications, UK application no.2013571.1 and US application no.17/006,115, were filed simultaneously on August 28, 2020 claiming an aqueous injectable formulation with improved shelf life and providing a formulation for SPL026 and SPL028.  This subject matter is granted as US patent no. 11406619 and Australian patent no. 2021334933, and is pending as US application no. 17/806,526, European application no. 21 769080.9, Canadian application no. 3179335, and others.

Two preliminary patent applications, UK application no.2018950.2 and US application no.17/108,679, were filed simultaneously on December 1, 2020 claiming parenteral formulations of deuterated forms of DMT and DMT analogues from the SPL028 program. This subject matter is pending as US application no. 18/252,949 and European application no. 21 816489.5.

A further two preliminary patent applications, UK application no.2018955.1 and US application no.17/108,938, were filed simultaneously on December 1, 2020 claiming novel Composition of Matter from the SPL028 program and a method of identifying optimised substances for the provision of personalised psychedelic assisted therapy. Two further patent applications, UK application no.2103981.3 and US application no.17/208583, were filed on March 22, 2021 with continuing subject matter on deuterated forms of DMT and DMT analogues. This subject matter is granted as US patent no. 11660289, and is pending as US application no. 17/208,583, European application no. 21 815486.2, Canadian application no. 3203020, and others.

The Corporation filed patent applications claiming oral dosage forms of 6-HNK, a range of 6-HNK products, including the Corporation's preclinical candidate SPL801B, for the treatment of depressive disorders, and salt forms of 6-HNK and 2S,6S-hydroxynorketamine. This subject matter is granted as European patent nos. 3463323, 3687515 and 3532457, US patent no.11377416, and Australian patent no. 2018311307, and is pending as European application no. 3970712, and Canadian patent application nos. 3076103 and 3071491.

Trademarks

The Corporation holds the UK trademark to the word device 'Small Pharma'. The Corporation also holds an EU trademark and a US trademark to 'Small Pharma' in conjunction with the Corporation's logo.

Market Size and Opportunity

Psychedelic based therapies are emerging as potential alternative future treatments to conventional antidepressant therapies for the treatment of MDD, as well as depressive disorders more broadly defined, and other mental health disorders. The Corporation believes there is a promising prospect for a strong, legal and regulated psychedelic pharmaceutical industry to emerge globally. In particular, the Corporation believes that over time, further clinical validation of these compounds through positive data received from robust regulated clinical trials will provide the necessary data to transition certain manufactured versions of these compounds into regulatory approved commercially available therapies with the potential to support millions of individuals suffering with MDD and other psychiatric disorders. Although psychedelic products currently remain as Scheduled substances, the Corporation anticipates certain regulatory changes, should these substances be approved as pharmaceutical medicines, that will support their commercial use as legal prescription medicines.

Production and Services

The Corporation does not own or operate any manufacturing facilities and all manufacturing is sub-contracted. The manufacture is performed at three CMOs, Onyx Scientific ("Onyx"), Curia (previously AMRI Global) ("Curia") and Nova Laboratories ("Nova"). Onyx synthesizes the active pharmaceutical ingredient, or drug substance, Curia manufactures the IV and IM drug product and IV placebo, and fills into vials for IV or IM administration, and Nova manufactures an SPL028 placebo for IM administration. All manufacturing processes are contracted to be compliant with GMP.

The Corporation expects to continue to rely on third parties for the production of all clinical supply API and drug products. Additional contract manufacturers are used for some of the analytical testing and to label and release the drug product for clinical trials. The Corporation currently relies on Onyx, Curia and Nova as its UK CMOs for its API and drug product but has identified additional manufacturers who have the appropriate experience and expertise to act as back-up suppliers if required19. The Corporation believes it maintains sufficient supply of API and drug product of its active clinical trial to avoid any material disruptions in the event of any need to replace one or more suppliers.

The Corporation's completed and active clinical trials have been conducted with contracted CROs, HMR and MAC. Both CROs have obtained a Home Office licence to receive, manufacture, store and administer Schedule 1 controlled substances for the approved clinical trial.

The Corporation has previously delivered development-related consulting services to third party organisations. Whilst this is not a primary function of the Corporation, the Corporation may in the future explore opportunities to provide development services relating to the development of psychedelic and non-psychedelic compounds to other organisations. Terms of service are negotiated on a per project basis.

For more information on the Corporation's production and services see "Regulatory Overview".

Business Objectives and Milestones of the Corporation

The Corporation's expectations, business objectives and milestones are based on significant assumptions and are subject to significant risks. The expected milestones represent the Corporation's current intentions based upon its present plans and business conditions, which could change in the future as its plans and business conditions evolve.

Please refer to "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" for information related to the risks and uncertainties facing the Corporation. In addition to those risks, additional risks and uncertainties, including those that the Corporation does not know about or that it currently deems immaterial, could also adversely affect the Corporation's business and results of operations.

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19 While the Corporation has identified several back-up suppliers to provide CMO services if required, the Corporation anticipates that the requirement to transition from any of the current CMOs to a new CMO will lead to delays to its projected timelines of scheduled manufacturing activities. Such delays may have a material impact on the Corporation's current projections relating to the timelines of anticipated future clinical trials.

Business Objectives

Over the next 12 months from the date of this AIF, the Corporation expects to pursue the following business objectives:

● Data readout of Phase Ib SSRI-SPL026 drug interaction study in Q3 2023;

● Data readout of Phase I SPL028 healthy volunteer study in Q4 202320;

● Progression of clinical development regarding the safety and efficacy surrounding its clinical-stage assets, including the completion of an IND-enabling package and the initiation of at least one Phase II study in 202421; and

● Expansion and maturation of its intellectual property portfolio.

The Corporation anticipates that upcoming data from its active SPL026 and SPL028 trials will be informative to the progress of both candidates. As such, the development path of both candidates and development activities for the next 12 months will be determined upon the completion of the active Phase 1 clinical trials.22

The Corporation's plans over the next 12 months are also subject to strategic discussions with Cybin upon completion of the Arrangement, if completed. However, there can be no assurance that the Arrangement will be completed on the proposed terms of the Arrangement Agreement, or at all.

Other than as described in this AIF and the documents incorporated by reference herein, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Corporation's business objectives to be accomplished. However, there is no guarantee that the Corporation will meet its business objectives or milestones described above within the specific time periods, or at all. The Corporation may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described in this AIF. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" in this AIF.

Employees

The Corporation adopts a virtual pharmaceutical operating model that enables the Corporation to operate in a lean and efficient manner. As of February 28, 2023, the Corporation employed approximately 19 full-time employees and 3 part-time employees.

In July 2023, the Corporation implemented operational efficiencies, which will result in a headcount reduction of about one-third. On completion of the notice periods in October 2023, and including  additional employee headcount reductions, the Corporation expects to maintain 11 full-time employees and two part-time employees and does not expect it will require to scale its workforce significantly to execute on its business objectives over the next 12 months. The Corporation also engages and will continue to engage with a number of contractors and consultants on an 'as needed' basis.

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20 Refer to footnote 15.

21 Refer to footnote 2.

22 Ibid.

Foreign Operations

The Corporation's operations over the next 12 months will predominantly be located in the UK but with operations potentially expanding into the US, EU and potentially other jurisdictions. The Corporation does not currently depend upon any foreign operations that can materially impact its business, however foreign operations are anticipated to be important for the operational delivery of any potential international, multi-jurisdiction Phase II trial anticipated in the next 12 months.23

Market for Products

The Corporation is focused on the R&D of novel therapeutics for market authorization across multiple jurisdictions including, but not exhaustively, the UK, EU and USA. To support the commercial viability of its assets, the Corporation is focused on progressing a broad patent strategy across each asset.

The Corporation anticipates progressing development of a number of short-duration psychedelic compounds through regulated clinical trials towards marketing approval as commercially available prescription medicines, provided that the necessary clinical trials are successful, and all necessary approvals are obtained. The Corporation expects the sales and marketing of its products to be targeted at jurisdictions where such products are lawful and have achieved the necessary regulatory approvals.

Specialized Skills and Knowledge

The Corporation intends to establish itself as a leader in the development of drugs based on known active pharmaceutical ingredients, including but not limited to DMT-based medicines, with a core focus of targeting the unmet need for novel therapies in mental health.

The Corporation's directors and officers possess a breadth of knowledge and expertise to develop and execute on its business strategy and support its technical capabilities. In addition, by leveraging the management and operational team's combined expertise, the Corporation believes it possesses the ability to execute on its business, commercial and R&D strategy.

The Corporation intends to continue to build out its team with additional specialists to align with the core business goals and objectives. As of the date of this AIF, the Corporation utilizes the services of external consultants and companies to provide guidance and support across its technical domains.

Components

The Corporation has established a supply chain of the raw materials required for development of its drug assets.

The Corporation is not aware of any potential risk to the current supply chain and has suffered no issues as a result of Brexit.

The starting material in the manufacture of SPL026 and SPL028 is the commercially available chemical 3-indoleacetic acid which is currently inexpensive and is purchased from an approved supplier at Onyx. The starting material does not require a Home Office or equivalent licence for purchase or handling. The Corporation has sufficient SPL026 and SPL028 GMP drug product to complete all ongoing clinical trials.

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23 Ibid.

Cyclical or Seasonality of Business

The Corporation's business is not expected to be cyclical or seasonal.

Economic Dependence

The Corporation's business is not expected to be economically dependent on any contracts for the foreseeable future.

Changes to Contracts

The Corporation's business is not expected to be affected by any changes to contracts or subcontracts.

Environmental Protections

The Corporation recognises that its R&D, testing and manufacturing activities are subject to international, national, state and local environmental health and safety laws and regulations.

The Corporation to date is not aware of the direct handling of any hazardous materials such as chemical solvents, carcinogenic or mutagenic compounds or compounds that have a toxic effect on reproduction. The Corporation engages with third-party manufacturing and analytical sites that handle chemical solvents to manufacture and perform analytical testing of the Corporation's API or drug product. These sites have strictly controlled procedures in place to ensure the adequate protection of staff and the safe handling and disposal of all waste material.

Social or Environmental Policies

The Corporation encourages a workforce culture and approach to clinical trial recruitment that encourages diversity. To date, the Corporation has not implemented formal social or environmental policies. However, the Corporation's Code of Business Conduct specifies that all representatives of the Corporation shall respect the environment by complying with all applicable environmental laws. The Corporation is committed to the protection of the environment by minimizing the environmental impact of the Corporation's operations and operating its business in ways that will foster a sustainable use of the world's natural resources. Furthermore, the mandate of the Chief Executive Officer contemplates a requirement to ensure that the Corporation is considering the impact of corporate social responsibility and implementing environmental, social and governance initiatives, including with respect to diversity and equality.

The Corporation is aware that it may need to adopt more formal additional social, environmental and human rights policies in the future.

Competitive Conditions

The current landscape of the future psychedelic prescription drug market is increasingly competitive. The Corporation believes that it is a leader in the commercial development of DMT-based therapies for MDD in terms of clinical development advancement and intellectual property portfolio surrounding its drug assets. As of this date, the Corporation is aware of certain other companies that have initiated a regulatory-approved clinical trial for DMT-based therapies in various jurisdictions. However, the Corporation as of this date, believes these programs to be distinct from the Corporation's programs and development strategy with respect to areas including selected target indications, administration routes and treatment paradigm. As such, it is anticipated that these differences may lead to differentiated impacts on patient clinical outcomes and commercial requirements across these programs.

In addition, the Corporation believes that DMT with support therapy may offer a number of advantages compared to other psychedelic therapies currently under investigation for the treatment of MDD. Advantages offered include more streamlined clinical implementation and scalability due to its short duration dosing session.

Negative Operating Cash Flow

Since inception, the Corporation has had negative operating cash flow and incurred losses. The Corporation's negative operating cash flow and losses may continue for the foreseeable future. The Corporation cannot predict when it will reach positive operating cash flow, if ever. Due to the expected continuation of negative operating cash flow, the Corporation will be reliant on future financings in order to meet its cash needs. There is no assurance that such future financings will be available on acceptable terms or at all. See "Risk Factors".

REGULATORY ENVIRONMENT

A summary of the applicable regulatory framework for the Corporation's various business segments and proposed business activity are set forth below.

Business Segment	Current/Proposed Location of Operation	Summary of Applicable Regulatory Frameworks
SPL(1)	UK

The UK, EU, Canadian and the US governments regulate drugs through the amended Misuse of Drugs Act 1971 (the "MDA")/ the amended Misuse of Drugs Regulations 2001 (the "MDR"), the 1972 Convention on Psychotropic Substances of the United Nations, the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S (.C. § 801 et. seq.) (the "CSA"), respectively, which place controlled substances in a schedule.

Under the MDR, DMT is currently a Schedule I drug.(2)

In the EU, DMT appears on the Green List of the International Narcotics Control. (3)

Under the CDSA, DMT is currently a Schedule III drug.(4)

Under the CSA, DMT is currently a Schedule I drug.(5)

Notes:

(1) Business segment focuses on the research, development and commercialization of psychedelic-based medicines.

(2) For further information on the UK regulatory framework, see "Regulatory Overview - Jurisdiction Specific Regulatory Obligations - United Kingdom.".

(3) For further information on the EU regulatory framework, see "Regulatory Overview - Jurisdiction Specific Regulatory Obligations - European Union."

(4) For further information on the Canadian regulatory framework, see "Regulatory Overview - Jurisdiction Specific Regulatory Obligations - Canada."

(5) For further information on the US regulatory framework, see "Regulatory Overview - Jurisdiction Specific Regulatory Obligations - United States."

In order to develop medicinal products, the Corporation's business must be conducted in strict compliance with the applicable UK, EU, US, Canadian and other national laws and regulations in the jurisdictions in which it operates. These regulatory authorities regulate, among other things, the research, manufacture, import, marketing, safety monitoring, promotion and distribution of medicinal products in specific jurisdictions under applicable laws and regulations.

The regulatory approval process for medicinal products is generally lengthy and expensive, with no guarantee of a positive result. Failure to comply with applicable laws and regulations may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, marketing and/or clinical development, or withdrawal of a product from the market.

The below disclosure should not be interpreted to mean that the Corporation will be pursuing clinical development and/or drug approval in each of the UK, EU, US, Canada.

Clinical Development Regulatory Process

Regulatory authorities extensively regulate the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post approval monitoring and approval of medicinal products. In order to conduct clinical trials and, in the future, seek approval of its therapeutic candidates, the Corporation, alongside its vendors and contract research and manufacturing organizations, will be required to navigate the requirements of the governing agencies and regulatory authorities for the relevant jurisdictions. The relevant authorities in the jurisdictions of the UK, Canada, US and the EU issue their own law, regulations and regulatory guidelines, but all follow the principles issued by The International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use.

The broad development pathway adopted to take a therapeutic candidate to regulatory market approval in the UK, Canada, US and EU generally involves the considerations outlined under the following headings:

Nonclinical and CMC Research

Before testing any medicinal product in humans, the product candidate undergoes thorough testing which includes lab-based evaluations of drug chemistry, formulation and stability, as well as lab-based in vitro (cell-based) testing and in vivo (in animal) studies to assess biological activity and safety to establish the rationale for safe therapeutic use. The nonclinical studies should be conducted in accordance with applicable laws and regulations, including the GLP requirements.

Results obtained from the nonclinical studies, in addition to GMP manufacture and analytical data, are collectively submitted as a data package to the relevant jurisdiction's regulatory body in order to obtain approval for progressing the drug candidate in clinical trials.

Clinical Trials - General Information

The clinical stage development of a therapeutic candidate involves the progression through three sequential (occasionally overlapping) pre-market clinical phases to evaluate its safety, tolerability and efficacy in healthy subjects and patients for target clinical indications in order to support new drug applications for marketing approval within the targeted jurisdiction. Each clinical phase requires the administration of the therapeutic candidate in humans participating under informed consent (healthy volunteers and/or patients) in accordance with GCP requirements and under the supervision of qualified investigators who are typically physicians not under the control of the trial sponsor. Each clinical trial is conducted under a standardized protocol which details the trial objectives, subject selection criteria, study procedures, processes and parameters to monitor the trial safety and additional core procedures. Protocols are submitted to, and must be approved by, the appropriate regulatory bodies. In addition, the trial is reviewed by an independent ethics committee (an "IEC")/ institutional review board (an "IRB") who serve to ensure the trial is in the best interest of the trial subjects by ensuring the risks to participating individuals are minimized and reasonable as compared to the anticipated benefits. Each clinical trial may also require reporting information about the results from the trial to a public registry within the relevant jurisdiction. The sponsor is responsible for ensuring that registry data are updated in a timely manner, depending on the jurisdiction, with new information on: safety and, where feasible, efficacy reports; reasons for stopping a trial early; trial results in summary format.

Phase I - Phase I studies typically involve the first administration of the investigational product into healthy human volunteers or patients with the target disease. These studies are designed to test the safety, absorption, distribution, metabolism, excretion as well as tolerance of different doses of the investigational product in a relatively small number of subjects. They often also evaluate the pharmacokinetic effects of the test substance.

Phase II - Phase II trials are carried out on a limited patient population with the target disease. In Phase II, the objective of the trials is to continue to gather information on the safety and tolerability and side effect profile of the drug and to determine the drug's potential effectiveness to treat the target disease as well as determine optimal dosages and administration schedule. Phase IIa studies are typically conducted across a small number of clinical trial sites or centers (1-4 typically depending upon the number of subjects in the study) and often within one country, whereas Phase IIb studies are typically conducted across multiple clinical trial sites or centers and in a number of different countries to collect sufficient data to enable the product to progress to Phase III studies and subsequent marketing.

Phase III - Phase III clinical trials typically involve administering the investigational product to a larger patient population in order to assess treatment efficacy and additional safety of the selected dose(s) and dose regimen. These studies are typically multi-center and multi-country and are intended to assess if the overall risk/benefit ratio is sufficient for market approval of the product.

Phase IV - Post-approval studies, or Phase IV clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the applicable regulatory authority as a condition of approval.

Process for Approval of Clinical Trials

As a general rule, each of the UK, the US, the EU and Canada have similar regulatory processes for the Corporation to navigate in order to receive authorization to conduct a clinical trial in a specific jurisdiction.

An overview of the general process and requirements is set out below, including the Corporation's plans to manage such a process for an anticipated international, multi-site Phase II in at least one of its clinical stage assets, which is anticipated to have operations in multiple jurisdictions within the next 12 months.

1. Pre-CTA/IND Application Submission

The Corporation completed a robust screening process to select and onboard a CRO for a large multi-jurisdiction, multi-site Phase II trial. To date, the CRO has provided support with clinical site identification and feasibility across all selected jurisdictions ahead of a CTA and/or IND application submissions for a potential SPL026 Phase IIb clinical trial. This preparatory activity has identified potential sites that have/ will be able to acquire the necessary licences and are able to conduct a clinical trial with a controlled drug.

Clinical sites require applying for a handling licence for the relevant Scheduled substance (if not already obtained), which, for the Corporation, will need to include DMT. The Corporation intends to prioritize selecting sites that have the relevant licenses and previous experience of working with controlled substances; however, the selected CRO will provide support with the process to obtain a site licence to sites that do not have a valid license.

Further to the outcome of a planned strategic review by the Corporation on its development strategy of its lead candidates following the completion of the active trials, the Corporation anticipates additional preparatory work will be required with a CRO prior to regulatory submissions for at least one Phase II trial, and may include conducting additional work on site selection.

2. CTA/IND Submission

The Corporation intends to further utilize the guidance and expertise of the selected CRO, and regulatory affairs agency, to assist with the submission of a CTA/IND to the relevant regulators and other applicable bodies, including IECs and IRBs.

3. Post-CTA/IND Approval

Following approval, or if it has been deemed 'safe to proceed' by the relevant authorities, the selected clinical sites (that had been identified and assessed for feasibility and competency) are required to submit for study specific licences to the relevant governmental body and potentially additional state-level authorities using the protocol registration.

Upon a clinical trial site becoming active, which occurs when, amongst other things, the site receives its import license, the Corporation's CMOs will be able to export to an affiliate partner or distribution center who will coordinate distribution to the relevant sites. Export licences from the UK are valid for either: (A) two months; or (B) in accordance with the permit of the importing country. A new export licence is required for each individual shipment. Accordingly, the CMO will only apply for the necessary export licence pursuant to IND/CTA approval in the relevant jurisdiction following the acquisition of the necessary country-specific import permits. In general, exporting nations must obtain advance permission for each transnational shipment, typically in the form of an import permit or authorization from the competent government authority from each country to which they wish to ship the drug. The import permit/authorization must be received by the exporting nation's authorities prior to obtaining export authorization or shipping the drug.

The CRO will oversee the compliance requirements of a Phase II clinical trial and can provide support and guidance with, among other things:

● site qualification visits;

● training and assisting sites with managing the special security requirements and paperwork necessary for controlled substances, including individual state requirements during the identification and qualification process;

● review of quality systems at the selected site;

● initiation, interim monitoring and study closure visits;

● tracking shipments of controlled substances; and

● performing drug accountability, site adherence and documentation assistance.

Marketing Approval for Medicinal Products

Assuming successful completion of all clinical studies, the sponsor can submit an application for marketing authorization to the relevant regulatory bodies by submitting a data package that includes all results of the nonclinical and clinical trials in addition to detailed information relating to the chemistry, manufacturing processes and controls, including the proposed labelling information to be included on the product's packaging and any other relevant details. This application acts as a request for marketing approval for one or more clinical indications and must provide proof of the safety and efficacy of the drug in the proposed therapeutic indications. The application must include all results including negative and ambiguous data as well as the positive results from all nonclinical and clinical studies conducted. Sufficient data must be provided to satisfy the regulatory body that the drug is safe and effective for its proposed use, that the benefits of taking such a drug outweighs the potential risks associated with taking the drug, and that the drug is manufactured in a way that upholds its strength, quality, identity and purity. Approval of this submission is necessary to permit the sale and marketing of the drug within the relevant jurisdiction.

Post Marketing Phase

Often referred to as Phase IV trials, this refers to clinical trials conducted post marketing to gain additional data from the treatment of patients in the intended clinical indication. The data obtained generates additional safety and efficacy data on the product within the clinical setting. Such studies may be a condition imposed by the regulatory body as part of the marketing approval.

Chemistry, Manufacturing and Controls

Concurrent with nonclinical and clinical development, companies are required to finalize a standardized manufacturing process that enables the manufacturing of batches of the candidate product at sufficient quality and at scale in accordance with GMP requirements. This process involves acquiring adequate information about the chemistry and physical properties of the candidate and subsequently developing methods to test the identity, strength, quality and purity of the drug product. In addition, stability studies are conducted to ensure the product does not detrimentally deteriorate over the course of its shelf life.

Jurisdiction Specific Regulatory Obligations

United Kingdom

The MHRA is the regulatory authority responsible for clinical trial approvals, oversight, and inspections in the UK. The legislation in the UK is based on the EU Clinical Trials Directive and has been amended to reflect the UK's departure from the EU. It is necessary for the sponsor to obtain a CTA from the MHRA prior to initiating a clinical trial to be conducted in the UK.

In addition to an authorization by the MHRA, clinical trials for investigational medicinal products must receive a positive opinion from a REC. The REC acts in the interests of potential research participants and evaluates the possible risks and expected benefits to participants, thereby ensuring the dignity and rights of research participants are maintained and protected throughout their participation in a clinical trial. The ethical review includes an assessment of the suitability of each site or sites at which the research is to be conducted in the UK.

As of January 1, 2022, all new Clinical Trials of Investigational Medicinal Products applications are prepared, submitted and reviewed via the combined review service. This offers a single application route and coordinated review by MHRA and the REC, leading to a single UK decision. Applications must be submitted via the Integrated Research Application System ("IRAS"). The initial combined review assessment should be completed within 30 days of being submitted. If the sponsor or his/her designated legal representative is required to submit an amended application, the MHRA and REC decision will usually be provided within 60 days of receipt of the original application. Since January 1, 2022, the Health Research Authority ("HRA") automatically registers those clinical trials submitted through IRAS with the International Standard Randomised Controlled Trial Number ("ISRCTN") registry.

In the case of international studies with at least one UK site, an application for a CTA and opinion of the REC must be made in the UK, whether or not the study has been authorised and has a favourable ethical opinion from a committee outside the UK, and whether or not it has started outside the UK.

In March 2023, the government of the United Kingdom completed a consultation on reframing the UK legislation for clinical trials.  However, new draft legislation has not yet been published.

Before granting a marketing authorization for a medicinal product, the MHRA must be satisfied that the therapeutic efficacy of the investigational drug has been established and that the positive benefits outweigh any risks to health. Following the UK's departure from the EU, the UK now has a freestanding regulatory system for approval of medicinal products, although Northern Ireland remains part of the EU-wide procedure. There are a number of assessment routes for applications in Great Britain and the UK, and the standard time for assessment is 210 days, although this can be reduced. Once approved, a marketing authorization is valid for five years. In addition, the MHRA may take decisions of the European Commission or national competent authorities in the EU into account when considering authorization of products in Great Britain. As in the EU, manufacturers, importers and distributors of medicines must obtain a license from the MHRA before they can carry out those activities. Brokers must be registered with the MHRA. In addition, the marketing authorization holder has ongoing pharmacovigilance obligations to monitor the safety of the medicinal products that it places on the market, which is overseen by the MHRA.

To date, the Corporation has submitted CTA applications to the MHRA for four clinical trials and received authorization to conduct the trials. In addition, the Corporation anticipates submitting a CTA for a Phase II study in at least one of its clinical stage assets; and (ii) anticipates pursuing further CTA submissions to the MHRA for future clinical trials of its portfolio, as necessary.

United States

The FDA is the regulatory authority that regulates clinical investigations of medical products in the US. Within this capacity, the FDA plays a role in reviewing and authorizing INDs to conduct clinical trials using investigational drug products. The conduct of all preclinical safety evaluations must comply with federal regulations and requirements including GLP requirement, as described above. The results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature as well as the comprehensive descriptions of proposed human clinical studies, are then submitted as part of an IND to the FDA.

The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions relating to the proposed clinical trial as outlined in the IND and places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, the Corporation cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Prior to initiating dosing of a clinical study in the US, the Corporation must submit and receive approval of its IND as well as receive approval by an IRB at each clinical trial site.

Following completion of pivotal Phase III clinical studies, the sponsor assembles all the product development, preclinical and clinical data along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information, and submits it to the FDA as part of a New Drug Application (an "NDA"). Following payment of user fees for the FDA review and receipt of the NDA, the FDA will determine within 60 days to accept the filing for review. Once accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its Prescription Drug User Fee Act goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

The FDA review and approval process includes satisfactorily completing one or more pre-approval inspections of the manufacturing facilities to ensure GMP compliance that ensure methods and controls are sufficient to preserve the identity, strength, quality and purity of the drug product. The process may also require the satisfactory completion of an FDA audit of the trial sites that generated the data included in the NDA.

In addition, the FDA may require submission of a Risk Evaluation and Mitigation Strategy which includes strategies such as physician communication plans, medication guides, patient registries, assessment plans as well as other tools that can serve to mitigate risks and optimize risk benefit ratio.

An application may also be referred to an advisory committee who serve as an independent panel of experts (clinical and scientific) that review, evaluate and recommend whether the application should be approved and under what conditions. While the FDA is not bound by such recommendations, it will consider the recommendations carefully.

Following evaluation of all related information, the FDA may issue an approval letter. An approval letter authorizes the commercial marketing of the drug for specific indications under specific prescribing instruction. In certain cases, a complete response letter may be issued which refers to a statement that sets out specific conditions that must be met prior to final approval. If and when these conditions are met to the satisfaction of the FDA, the FDA will typically issue an approval. However, the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Any pharmaceutical products for which the Corporation receives FDA approvals would be subject to continuing regulation by the FDA under the Federal Food, Drug and Cosmetic Act, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with the FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions on promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product's approved labeling (known as "off-label use"), industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with the FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase IV testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

The Corporation does not currently conduct operations in the US. The Corporation has received scientific advice from the FDA regarding the clinical trial design of a potential Phase IIb clinical trial investigating SPL026 for the treatment of MDD and in Q2 2022 submitted for further scientific advice. The Corporation anticipates seeking scientific advice for SPL028 in anticipation of a potential Phase II study evaluating SPL028 in Q3 2023. The Corporation anticipates submitting an IND application to the FDA for a Phase II clinical trial of at least one of its clinical stage assets in 2024, and in the future may submit additional INDs for its pipeline candidates.24

European Union

The EU's medicines regulatory system is based on a network of approximately 50 regulatory authorities from its member states (plus Iceland, Liechtenstein and Norway), the European Commission and the EMA. Northern Ireland also remains part of this system. EU legislation requires that each EU member state operates within the same rules and requirements regarding the authorization and monitoring of medicines for human and veterinary use.

The EMA is a regulatory body responsible for the scientific evaluation and supervision of certain medicines developed for use in the EU. Its role includes evaluating marketing authorization applications of medicines for use in the EU and post-market surveillance. The EMA also gives product-specific scientific advice and protocol assistance to companies for the development of their therapeutic candidate.

In April 2014, the EU adopted the Clinical Trials Regulation, which started to apply on January 31, 2022 and replaced the previously applicable Clinical Trials Directive. The objective of the new legislation is to harmonize clinical trial authorization and conduct across the EU with a process that includes a centralized Clinical Trials Portal and Database through which all CTAs and communications can be managed. The new Clinical Trial Regulation is intended to help increase the efficiency of all trials in the EU in particular greatly benefiting trials conducted across multiple EU member states while also helping to avoid unnecessary duplication of clinical trials. As the UK left the EU before the Clinical Trials Regulation started to apply, this Regulation does not apply in the UK, and the UK authorities will not have access to the Clinical Trials Portal.

Under the Clinical Trials Directive, clinical trials were reported on the EudraCT database. With the start of application of the Clinical Trials Regulation, clinical trials will be reported on the Clinical Trials Database which is publicly available and contains details of all ongoing or completed clinical trials in the EU along with other trial-specific information and documents that were not previously publicly available on the EudraCT.

Medicinal products can either be authorized on an EU-wide basis following an assessment by the EMA and authorization by the European Commission, or can be authorized by the competent authorities in the Member States. In this case, where more than one competent authority is involved in the procedure, the assessment is carried out through a coordinated assessment between the Member States. In all cases, the marketing authorisation application should be identical, independent of the authorisation path (centralized, decentralized or purely national) and the standard time for assessment is 210 days. Once approved, a marketing authorization is generally initially valid for five years.

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24Ibid.

On April 26, 2023, as part of the EU Pharmaceutical Strategy, the European Commission published a proposal for a comprehensive revision of the EU pharmaceutical legislation (which will not apply in the UK). If adopted by the European Parliament and the Council, the new legislation is likely to significantly change the regulatory regime, impose new regulatory rules, conditions and requirements for the marketing of medicinal products, modulate the data protection and market exclusivity granted to such products and reform the structure, organization and tasks of the EMA. The adoption of the new legislation is not expected before 2024/2025 and is currently anticipated to start to apply 18 months after its entry in force.

Manufacturers, importers and distributors of medicines in the EU must be licensed before they can carry out those activities. Brokers must be registered with the national competent authority where they have their permanent address. The regulatory authorities of each EU member state are responsible for granting licenses for such activities taking place within their respective territories. In order to be imported into the EU, an API needs to be accompanied by a written confirmation issued by the competent authority of the country where it is produced, confirming that the GMP applied is at least equivalent to the recognized EU GMP standards. A waiver applies for some countries which have their regulatory systems for the supervision of manufacturers of APIs assessed by the EU and have been found to be equivalent to the EU. If the product is manufactured outside the EU and has been imported, it needs to undergo full analytical testing in the EU, unless a mutual recognition agreement is in place between the EU and the exporting country.

The EMA has a committee dedicated to the safety of medicines for human use, the Pharmacovigilance Risk Assessment Committee, which has a broad remit covering all aspects of pharmacovigilance. If there is a safety issue with a medicine that is authorized in more than one Member State, the same regulatory action is taken across the EU and patients and healthcare professionals in all Member States are provided with the same guidance. The EMA provides public access to reports of suspected side effects for centrally-authorized medicines in the European database of suspected drug-reaction reports. This website allows users to view all suspected side effect reports submitted to EudraVigilance.

While the Corporation does not currently conduct clinical operations in the EU, it may do so in the future. The Corporation may pursue a CTA from the competent authorities of the EU Member States for future clinical trials of its portfolio, including a CTA of a Phase II study in 2024 in at least one of its clinical stage assets. The Corporation has received scientific advice for a potential IV SPL026 Phase IIb trial, and may seek scientific advice for a potential SPL028 Phase II program in the future.

Canada

Health Canada is the competent authority responsible for clinical trial approvals, oversight, and inspections in Canada. CTAs are submitted to the Pharmaceutical Drugs Directorate (formerly, the Therapeutic Products Directorate) (the "PDD") of Health Canada's Health Products and Food Branch ("HPFB").

Once the HPFB completes its review, the department issues a No Objection Letter if the CTA is approved and grants permission to start testing the drug, generally first on healthy volunteers. However, Health Canada will not authorize the sponsor to begin the clinical trial until he/she submits a Research Ethics Board approval for each participating trial site. Sponsors should also register their clinical trials on one (1) of two (2) publicly accessible registries accepting international clinical trial information and recognized by the World Health Organization, ClinicalTrials.gov, and the International Standardized Randomized Controlled Trial Number Registry.

Phase II trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the PDD. In Phase II, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

If the results from Phase II show promise, the manufacturer provides an updated CTA to the PDD for Phase III trials. The objectives of Phase III include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

If the results from Phase III continue to be favourable, New Drug Submissions following Phase III are submitted to the PDD and can be submitted regardless of whether the clinical trials were carried out in Canada. The PDD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

Health Canada also authorizes the manufacture and import of Investigational Products. The sponsor can be authorized to import an Investigational Product but must have a representative in Canada who is responsible for the import of the Investigational Product and demonstrate compliance to the applicable regulatory requirements. A copy of authorization of the trial by Health Canada must be provided at the port of entry.

While the Corporation does not currently conduct operations in Canada, it may do so in the future. The Corporation may pursue CTAs from Health Canada for future clinical trials investigating its pipeline candidates25

Legislation on Controlled Substances

United Kingdom

In the UK, there are two main "layers" of regulation with which products containing controlled substances must comply. These are:

(i) controlled drugs legislation, which applies to all products containing controlled substances irrespective of the type of product, and

(ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals

The API for SPL026 manufactured by the contract drug manufacturing organizations on behalf of the Corporation contains DMT as the fumarate salt.

In the UK, the MDA sets out a series of prohibitions and the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within. DMT is considered a Class A drug under the MDA and as a Schedule 1 drug under the amended MDR.

Class A drugs are highly controlled and considered to be the most potentially harmful. They are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs receive the most restrictive controls. They are generally considered to have no legitimate or medicinal use, and can only be imported, exported, produced, supplied and the like under a Home Office license. While exemptions do exist, none are applicable to DMT.

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25Refer to footnote 2.

Even if granted a marketing authorization for SPL026 by the MHRA, DMT would still remain a Schedule 1 drug until rescheduled by the Home Office. Unless and until DMT is rescheduled under the MDR, and unless a statutory exemption were to be passed for SPL026 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the UK would require a Home Office license to prescribe SPL026. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

Additional legislation was more recently passed in order to address an increasing prevalence of psychoactive drugs designed to circumvent the MDA. The Psychoactive Substances Act 2016 (the "PSA") prohibits certain activities regarding any psychoactive substance, defined in the PSA as a substance that produces a psychoactive effect, which by stimulating or depressing the central nervous system affects a person's mental functioning or emotional state.

Controlled substances are exempt from the PSA, which therefore does not apply to SPL026. SPL028 and SPL029 may fall within the MDR. If either SPL028 or SPL029 are found to fall outside of the MDR, the PSA may apply, subject to certain exemptions which apply to experimental medicines. Approved medicines are also exempt from the PSA, and therefore the Corporation does not expect that the PSA will apply to SPL028 or SPL029, if approved by the MHRA.

Licensing Requirements

All UK-based facilities involved in the manufacture, analytical testing, release and clinical testing of the Corporation's API or drug product need to hold appropriate Home Office licenses. All premises that are licensed in the manufacture, analytical testing, release and clinical testing of controlled drugs are required to adhere to detailed security standards.

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being 'in possession' of them. Under the Home Office guidance, each organization involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.

Two of the Corporation's CMOs, Onyx and Curia (previously AMRI Global) have the appropriate Home Office license to manufacture and hold controlled substances for the Corporation's R&D activities. Both the clinical research organizations being contracted by the Corporation to conduct its UK clinical trials, HMR and MAC have obtained a Home Office licence to receive, manufacture, store and administer Schedule 1 controlled substances.

Small Pharma currently holds the appropriate UK Home Office Licence required to sponsor clinical trials using Schedule I compounds.

United States

DMT is strictly controlled under the CSA. DMT is a Schedule 1 drug under the CSA, which means that it currently has no accepted medical use in the US; this reflects a lack of current accepted data on the safety for use under medical supervision. In addition to obtaining FDA approval of an IND as described above, anyone wishing to conduct research on substances listed in Schedule 1 under the CSA must register with the US Drug Enforcement Administration (the "DEA"), and obtain DEA approval for the use of the Schedule 1 substance for research purposes. The process for obtaining DEA approval for use of the Schedule 1 substance involves a complex regulatory pathway, including satisfactorily meeting the DEA's requirements for the security of manufacturing, distribution, and research sites. A failure to meet one or more of the DEA's requirements would likely result in significant delays in proceeding with clinical trials.

European Union

DMT is illegal in EU member states according to the 1971 Convention on Psychotropic Substances of the United Nations and appears on the Green List of the International Narcotics Control. Following these, the production and trade of DMT is prohibited. International conventions take precedence over national laws. If the convention outlaws any substance, a country technically cannot legalise it; it can choose not to enforce the laws. But if the convention does not outlaw a substance, that does not mean that a country cannot choose to outlaw a substance if it so chooses. As such, the position in relation to controlled substances differs in the EU Member States, and it will be necessary for the Corporation to consider and understand the laws relevant in any country in which it intends to market any product that may be authorised.

The EU has also adopted laws governing the import, manufacture, distribution, use and sale of drug precursors, which may include DMT, in relation to the manufacturing of medicinal products. Notwithstanding the EU framework governing the authorization and marketing of medicinal products, the EU Member States are permitted to subject medicinal products containing DMT to more strict rules concerning their prescription, sale, distribution, promotion and/or distribution of samples.

Canada

DMT is a schedule III drug in Canada under CDSA.

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as DMT and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as DMT, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including preclinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA ("Section 56 Exemption") is required from the Health Minister. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA. As of the date hereof, the Corporation has not applied for a Section 56 Exemption from Health Canada.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes.

Products that contain a controlled substance such as DMT cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer's License under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including, but not limited to having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge.

Assuming compliance with all relevant laws (CDSA and the Food and Drugs Regulations) and subject to any restrictions placed on the license by Health Canada, an entity with a Dealer's License may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations (see s. J.01.009 (1) of the Food and Drug Regulations). If the Corporation establishes R&D activities in Canada in the future, the Corporation intends to sponsor and work with licensed third parties to conduct any clinical trials and research, and would not handle controlled substances. If the Corporation were to conduct this work without the reliance on third parties it would need to obtain additional licenses and approvals described above.

RISK FACTORS

There are various risk factors that could cause the Corporation's future results to differ materially from those described in this AIF. The risks and uncertainties described below are those the Corporation currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Corporation's business, financial condition, results of operations and cash flows, and consequently the price of the Common Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and the Corporation's actual results may differ substantially from those discussed in these forward-looking statements. See "Note Regarding Forward-Looking Statements".

Risks Pertaining to the Corporation's Financial Position and Need for Additional Capital

Limited Operating History

The Corporation has a limited operating history upon which its business and future prospects will be evaluated. The Corporation will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Corporation to meet future operating requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Corporation experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand, and achieve long-term profitability. If the Corporation's products and services are not accepted by new customers, the Corporation's operating results may be materially and adversely affected.

Since formation, the Corporation has invested most of its resources in developing a portfolio of compounds targeted for the treatment of mental health challenges, building its intellectual property portfolio, conducting business planning, raising capital and providing administrative support for these operations. The Corporation has not yet demonstrated an ability to conduct later-stage clinical trials, partner their late stage development, sell or out-licence any of its assets, obtain regulatory approvals, manufacture a commercial-scale product, conduct sales and marketing activities necessary for successful product commercialization.

The Corporation may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. The Corporation will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. The Corporation may not be successful in such a transition.

Clinical-Stage Biotechnology Company with History of Losses Since Inception

The Corporation is a clinical-stage biotechnology company and has not generated any sales revenue from any candidates in development. The Corporation has incurred operating losses since its formation. The Corporation incurred total net losses of $24,685,567, and $22,278,657, respectively, for the fiscal years ended February 28, 2023 and 2022. The Corporation's historical losses resulted principally from costs incurred in connection with R&D activities and general and administrative costs associated with its operations. In the future, the Corporation intends to continue to conduct R&D, nonclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. The Corporation's expected losses, among other things, may continue to cause its working capital and shareholders' equity (deficit) to decrease. The Corporation anticipates that its expenses will increase substantially if and as the Corporation, among other things:

● continues the clinical development of the Corporation's current and future therapeutic candidates including initiating additional and larger clinical trials;

● continues to facilitate the training of therapists who are qualified to deliver the Corporation's current and future therapeutic candidates in the Corporation's clinical trials;

● seeks additional indications for the Corporation's current therapeutic candidate;

● seeks regulatory approvals for any future therapeutic candidates that successfully complete clinical trials;

● experiences heightened regulatory scrutiny;

● explores external business development opportunities through acquisitions, partnerships, licensing deals to add future therapeutic candidates and technologies to the Corporation's portfolio;

● obtains, maintains, expands and protects the Corporation's intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;

● adds clinical, scientific, operational, financial and management information systems and personnel, including personnel to support the Corporation's therapeutic development and potential future commercialization efforts;

● experiences any delays or encounters any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges;

● expands the Corporation's operations in the UK, the US, the EU and Canada and potential other geographies in the future;

● incurs additional legal, accounting and other expenses associated with operating as a public company listed in Canada;

● establishes a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any therapeutic candidates for which the Corporation may obtain regulatory approval or partners with other companies and / or governmental, supranational, non-profit and academic institutions or organisations through partnership, out-licensing or other agreements to do so;

● establishes and expands the network of public healthcare institutions and private clinics that administer the Corporation's therapeutic candidates in conjunction with support therapy; and

● advances its commercialization strategy in North America and Europe, including using digital technologies to enhance the Corporation's proposed therapeutic offering.

Because of the numerous risks and uncertainties associated with therapeutic development, the Corporation is unable to accurately predict the timing or amount of increased expenses or when, or if, the Corporation will be able to achieve profitability. If the Corporation is required by the MHRA, the EMA, the FDA or other comparable foreign authorities to perform studies in addition to those the Corporation currently anticipates, or if there are any delays in completing the Corporation's clinical trials or the development of the Corporation's current or any future therapeutic candidates, the Corporation's expenses could increase beyond current expectations and revenue could be further delayed.

To date, the Corporation has funded its operations through private placements of equity, convertible notes, as well as grant funding, and consultancy in its early years. To become and remain profitable, the Corporation will need to continue developing and eventually commercialize therapies that generate significant revenue. Even if the Corporation or any future collaborators do generate sales, the Corporation may never achieve, sustain or increase profitability on a quarterly or annual basis. The Corporation's failure to sustain profitability would depress the market price of the Common Shares and could impair the Corporation's ability to raise capital, expand the Corporation's business, diversify the Corporation's therapeutic offerings or continue the Corporation's operations. If the Corporation continues to suffer losses, investors may not receive any return on their investment and may lose their entire investment.

Additional Capital Requirements

To date, the Corporation and SPL has funded its operations through predominantly private placements of equity and convertible notes in addition to revenue generated from grant funding and consultancy in its early years. The Corporation expects to require substantial additional funding in the future to sufficiently finance its operations and advance development of its current and/or any future therapeutic candidates. Further, changing circumstances, some of which may be beyond the Corporation's control, could cause the Corporation to consume capital significantly faster than the Corporation currently anticipates, and the Corporation may need to seek additional funds sooner than planned. The Corporation's future funding requirements, both short-term and long-term, will depend on many factors, including:

● the progress, timing and completion of nonclinical testing and clinical trials for the Corporation's current and future therapeutic candidates;

● the outcome, timing and cost of seeking and obtaining regulatory approvals from the MHRA, the EMA, the FDA, the PDD, if applicable, or other comparable foreign authorities, including the potential for such authorities to require that the Corporation perform more nonclinical studies or clinical trials than those that the Corporation currently expects or change their requirements on studies that had previously been agreed to;

● the number of potential future therapeutic candidates identified and developed, either internally through the Corporation's R&D efforts or externally through acquisitions, licensing or other collaboration agreements;

● the costs involved in growing the Corporation's organization to the size needed to allow for the research, development and potential commercialization of the Corporation's current and any future therapeutic candidates;

● the costs of training therapists who are supporting or will support the Corporation's clinical trials;

● generating and collecting data and intellectual property; and strengthening the Corporation's regional presence as a scientific and clinical resource;

● the costs of developing and testing potential digital technology solutions;

● the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringements raised by third parties;

● the time and costs involved in obtaining regulatory approval for the Corporation's current or any future therapeutic candidates, and any delays the Corporation may encounter as a result of evolving regulatory requirements or adverse results with respect to its current or any future therapeutic candidates;

● selling and marketing activities undertaken in connection with the potential commercialization of the Corporation's current or any future therapeutic candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;

● the amount of revenue, if any, the Corporation may derive either directly or in the form of royalty payments from future sales of its current or any future therapeutic candidates, if approved;

● the costs of operating as a public company; and

● whether the Corporation considers generating revenue from consulting based activities in the future.

Until the Corporation can generate sufficient revenue to finance its cash requirements, which the Corporation may never do, the Corporation expects to finance its future cash needs through a combination of equity offerings, grant funding, revenue generating consultancy, debt financings, strategic collaborations and alliances, licensing arrangements or monetization transactions.

The Corporation's ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which the Corporation may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, the Corporation may be forced to delay, reduce or terminate the development or commercialization of all or part of its research programs or its current or any future therapeutic candidate, or the Corporation may be unable to take advantage of future business opportunities. Market volatility resulting from any future pandemics and the related global economic impact or other factors could also adversely impact the Corporation's ability to access capital as and when needed.

The Corporation cannot guarantee that future financing will be available in sufficient amounts, or on commercially reasonable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of the Common Shares, the issuance of additional securities, whether equity or debt, by the Corporation, or the possibility of such issuance, may cause the market price of the Common Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations and the Corporation may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact the Corporation's ability to conduct its business. The Corporation could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and the Corporation may be required to relinquish rights to its current or any future therapeutics candidates or otherwise agree to terms unfavorable to the Corporation, any of which may have a material adverse effect on the Corporation's business, operating results and prospects. Further, any additional fundraising efforts may divert the Corporation's management from its day-to-day activities, which may adversely affect the Corporation's ability to develop and commercialize its current or any future therapeutic candidates.

In addition, heightened regulatory scrutiny could have a negative impact on the Corporation's ability to raise capital. The Corporation's business activities rely on developing laws and regulations in multiple jurisdictions. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Corporation's current or any future therapeutic candidates may adversely affect the Corporation's business and operations, including without limitation, the Corporation's ability to raise additional capital.

Speculative Nature of Investment Risk

An investment in the securities of the Corporation carries a high degree of risk and should be considered as a speculative investment. The Corporation has no history of earnings, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Costs of Operating as a Public Company

As a public company, the Corporation incurs significant legal, accounting and other expenses. As a public company, the Corporation is subject to various securities rules and regulations, which impose various requirements on the Corporation, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Corporation's management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase the Corporation's legal and financial compliance costs and make some activities more time-consuming and costly.

Use of Funds

As the Corporation further expands its business, it is possible that results and circumstances may dictate a departure from the current expected uses of funds. Further, the Corporation may, from time to time, as opportunities arise, utilize its financial resources to participate in additional opportunities that arise and fit within the Corporation's broader objectives, as a means of advancing shareholder value.

Risks Pertaining to the Corporation's Business and Industry

Early Stage of the Industry and Product Development

The clinical efficacy of the Corporation's pipeline products have not been confirmed and require further rigorous development. Given the early stage of its product development programs, the Corporation can make no assurance that its R&D programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Corporation currently has no products that have been approved by the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the current standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a R&D program may cause the Corporation or its collaborators to abandon commitments to that program. Positive results of early nonclinical research may not be indicative of the results that will be obtained in later stages of nonclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Corporation can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of the Corporation's product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Corporation is successful in developing its current and future product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Corporation is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Corporation can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Corporation cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in nonclinical studies and clinical trials nonetheless failed to obtain approval from the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities. If the Corporation fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Corporation's leading product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Nonclinical testing and clinical trials for the Corporation's products may not achieve the desired results. The results of nonclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Corporation's products may not attract a following among patients, health professionals and/or providers. The Corporation expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

The Corporation's business relies on its ability to access, develop, and sell DMT-based compounds and other psychedelic compounds. DMT and other psychedelics compounds are controlled substances in many jurisdictions, including in the UK, the EU, the US, and Canada. The Corporation may face difficulty accessing the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Corporation's development and sale of a controlled substance. The Corporation may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders.

Negative operating cash flow and going concern

The Corporation has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. The Corporation's ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.

Any inclusion in the Corporation's financial statements of a going concern opinion may negatively impact the Corporation's ability to raise future financing and achieve future revenue. The threat of the Corporation's ability to continue as a going concern will be removed only when, in the opinion of the Corporation's auditor, the Corporation's revenues have reached a level that is able to sustain its business operations. If the Corporation is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Corporation may be forced to sell a portion or all of the Corporation's assets, or curtail or discontinue the Corporation's operations. If any of these events happen, you could lose all or part of your investment. The Corporation's financial statements do not include any adjustments to the Corporation's recorded assets or liabilities that might be necessary if the Corporation becomes unable to continue as a going concern.

Limited Product Scope

The Corporation will be heavily reliant on the production and distribution of psychedelic-based products. If they do not achieve sufficient market acceptance, it will be difficult for the Corporation to achieve profitability.

The Corporation's future revenue may be derived in large part from the sales of psychedelic-based medicines, either directly or indirectly through partnership, sale, out licensing or other agreements.

Even if the medicines to be distributed by the Corporation conform to international safety and quality standards, sales could be adversely affected if patients, health professionals and/or providers in target markets lose confidence in the safety, efficacy, and quality of its psychedelic based medicines. Adverse publicity about psychedelic treatments may discourage health providers from offering DMT therapy as a treatment as well as discourage patients from agreeing to undergo such treatment.

Limited Marketing and Sales Capabilities

The Corporation will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Corporation, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Corporation's industry partners will be able to market or sell the Corporation's products in compliance with requisite regulatory protocols or on a cost-effective basis. The Corporation's dependence upon third parties for the production, and marketing or sale, as applicable, of the Corporation's products could have a material adverse effect on the Corporation's business, financial condition and results of operations.

No Assurance of Commercial Success

The successful commercialization of the Corporation's products will depend on many factors, including, the Corporation's ability to establish and maintain working partnerships with industry participants in order to market its products, the Corporation's ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Corporation may from time to time be engaged. There can be no assurance that the Corporation or its industry partners will be successful in their respective efforts to develop and implement, or assist the Corporation in developing and implementing, a commercialization strategy for the Corporation's products.

No Profits or Significant Revenues

The Corporation has no history upon which to evaluate its performance and future prospects. The Corporation's proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Corporation makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Corporation will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Corporation cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Common Shares.

Risk of Partnering or Out-licensing products; Lack of Commercialization Experience

The Corporation may select to partner one or more products prior to late stage clinical development, or choose to out-licence one or more products during the course of their development plans. A strategy to partner or out-license products requires significant management resources and expense to negotiate such out-licencing deals and the Corporation may fail in identifying a suitable third party. If the Corporation enters into arrangements with third parties to perform market access and commercial services for any approved therapies, the revenue or the profitability of these revenues to the Corporation could be lower than if the Corporation were to commercialize any therapies that the Corporation develops itself. Such collaborative arrangements may place the commercialization of any approved therapies outside of the Corporation's control and would make the Corporation subject to a number of risks including that the Corporation may not be able to control the amount or timing of resources that the Corporation's collaborative partner devotes to the Corporation's therapies or that the Corporation's collaborator's willingness or ability to complete its obligations, and the Corporation's obligations under the Corporation's arrangements may be adversely affected by business combinations or significant changes in the Corporation's collaborator's business strategy. The Corporation may not be successful in entering into arrangements with third parties to commercialize the Corporation's therapies or may be unable to do so on terms that are favorable to the Corporation. Acceptable third parties may fail to devote the necessary resources and attention to commercialize the Corporation's therapies effectively, to set up sufficient number of treatment centers in third-party therapy sites, or to recruit, train and retain adequate number of therapists to administer the Corporation's therapies. In addition, the Corporation may explore ways in which it can use digital technology to facilitate the development of or to compliment its therapies. Commercialization partners may lack incentives to promote any future digital technology adopted by the Corporation and the Corporation may face difficulties in implementing its digital technologies in third-party therapy sites through such third parties.

The Corporation may also plan to assemble a sales and marketing infrastructure; however, the Corporation has limited experience as an organization in the sale or marketing of therapeutic candidates. Should the Corporation progress towards this commercial strategy, in order to achieve commercial success for any approved therapy, the Corporation will need to develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into partnerships.

Alternatively, if a product is approved for commercial sale, the Corporation may decide to establish its own market access and commercialization capabilities in primary markets in Europe and North America. In select geographies, the Corporation might also consider relying on the support of a contract sales organization, or enter into commercialization arrangements with companies with relevant commercialization capabilities. There are risks involved in establishing the Corporation's own sales and marketing capabilities, as well as with entering into arrangements with third parties to perform these services. Even if the Corporation establishes sales and marketing capabilities, the Corporation may fail to launch the Corporation's therapies effectively or to market the Corporation's therapies effectively since the Corporation has limited organizational experience in the sales and marketing of therapeutic substances. In addition, recruiting and training a sales force is expensive and time-consuming, and could delay any therapeutic launch. In the event that any such launch is delayed or does not occur for any reason, the Corporation would have prematurely or unnecessarily incurred these commercialization expenses, and the Corporation's investment would be lost if the Corporation cannot retain or reposition the Corporation's sales and marketing personnel. Factors that may inhibit the Corporation's efforts to commercialize the Corporation's therapies on the Corporation's own include:

● the Corporation's inability to gain access to an adequate number of therapists to meet the demand for DMT therapy;

● the inability of therapists to perform their roles consistently with the Corporation's training and the Corporation's guidelines for the administration of the Corporation's future therapeutic products;

● the Corporation's inability to recruit, train and retain effective market access and commercial personnel;

● the inability of commercial personnel to obtain access to or educate adequate numbers of physicians on the benefits of prescribing any future therapies;

● the Corporation's inability to identify a sufficient number of treatment centers in third-party therapy sites to meet the demands of the Corporation's therapies;

● unforeseen costs and expenses associated with creating an independent market access and commercial organization; and

● costs of market access and commercialization above those anticipated by the Corporation.

If the Corporation enters into arrangements with third parties to perform market access and commercial services for any approved therapies, the revenue or the profitability of these revenue to the Corporation could be lower than if the Corporation were to commercialize any therapies that the Corporation develops itself. Such collaborative arrangements may place the commercialization of any approved therapies outside of the Corporation's control and would make the Corporation subject to a number of risks including that the Corporation may not be able to control the amount or timing of resources that the Corporation's collaborative partner devotes to the Corporation's therapies or that the Corporation's collaborator's willingness or ability to complete its obligations, and the Corporation's obligations under the Corporation's arrangements may be adversely affected by business combinations or significant changes in the Corporation's collaborator's business strategy. The Corporation may not be successful in entering into arrangements with third parties to commercialize the Corporation's therapies or may be unable to do so on terms that are favorable to the Corporation. Acceptable third parties may fail to devote the necessary resources and attention to commercialize the Corporation's therapies effectively, to set up sufficient number of treatment centers in third-party therapy sites, or to recruit, train and retain adequate number of therapists to administer the Corporation's therapies. In addition, the Corporation may explore ways in which the Corporation can use digital technology to improve the patient experience and therapeutic outcomes of the Corporation's therapies. Commercialization partners may lack incentives to promote the Corporation's digital technology and the Corporation may face difficulties in implementing the Corporation's digital technologies in third-party therapy sites through such third parties.

If the Corporation does not establish commercial capabilities successfully, either on the Corporation's own or in collaboration with third parties, the Corporation may not be successful in commercializing the Corporation's therapies, which in turn would have a material adverse effect on the Corporation's business, prospects, financial condition and results of operations.

Achieving Publicly Announced Milestones

From time to time, the Corporation may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. Any variation in the timing of previously announced milestones could have a material adverse effect on the Corporation's business plan, financial condition or operating results and the trading price of the Common Shares.

Market Access and Acceptance

The Corporation may never have a therapy that is commercially successful. To date, the Corporation has no therapy authorized for marketing. The Corporation's future therapeutic products require further clinical investigation, regulatory review, significant market access and marketing efforts and substantial investment before it can produce any revenue. Furthermore, if approved, the Corporation's therapy may not achieve an adequate level of acceptance by payors, health technology assessment bodies, healthcare professionals, patients and the medical community at large, and the Corporation may not become profitable. The level of acceptance the Corporation ultimately achieves may be affected by negative public perceptions and historic media coverage of psychedelic substances, including DMT. Because of this history, efforts to educate the medical community and third-party payors and health technologies assessment bodies on the benefits of the Corporation's therapeutic compounds may require significant resources and may never be successful, which would prevent the Corporation from generating significant revenue or becoming profitable. Market acceptance of the Corporation's future therapies by healthcare professionals, patients, healthcare payors and health technology assessment bodies will depend on a number of factors, many of which are beyond the Corporation's control, including, but not limited to, the following:

● acceptance by healthcare professionals, patients and healthcare payors of each therapy as safe, effective and cost-effective;

● changes in the standard of care for the targeted indications for any therapeutic candidate;

● the strength of sales, marketing and distribution support;

● potential product liability claims;

● the therapeutic candidate's relative convenience, ease of use, ease of administration and other perceived advantages over alternative therapies;

● the prevalence and severity of adverse events or publicity;

● limitations, precautions or warnings listed in the summary of therapeutic characteristics, patient information leaflet, package labeling or instructions for use;

● the cost of treatment with the Corporation's therapy in relation to alternative treatments;

● the steps that prescribers and dispensers must take, as well as the perceived risks based upon its controlled substance status;

● the ability to manufacture the Corporation's product in sufficient quantities and yields with adequate purity;

● the availability and amount of coverage and reimbursement from healthcare payors, and the willingness of patients to pay out of pocket in the absence of healthcare payor coverage or adequate reimbursement;

● the willingness of the target patient population to try, and of healthcare professionals to prescribe, the therapy;

● any potential unfavorable publicity, including negative publicity associated with recreational use or abuse of DMT;

● any restrictions on the use, sale or distribution of the Corporation's future therapeutic candidates;

● the extent to which therapies are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations; and

● whether the Corporation's therapies are designated under physician treatment guidelines or under reimbursement guidelines as a first-line, second-line, third-line or last-line therapy.

If the Corporation's future therapeutic candidates fail to gain market access and acceptance, this will have a material adverse impact on the Corporation's ability to generate revenue to provide a satisfactory, or any, return on the Corporation's investments. Even if some therapies achieve market access and acceptance, the market may prove not to be large enough to allow the Corporation to generate significant revenue.

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic industry. A failure in the demand for the Corporation's psychedelic based products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Unfavourable Publicity or Consumer Perception

The Corporation believes the psychedelic drug industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic products. Consumer perception of the Corporation's psychedelic products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic drug industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Corporation's psychedelic products and the business, results of operations, financial condition and cash flows of the Corporation. The Corporation's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation's psychedelic products, and the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic products in general, or the Corporation's psychedelic products and services specifically, or associating the consumption of psychedelics with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to take such products legally, appropriately or as directed.

The psychedelic medicine industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the DMT distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of DMT or any of the Corporation's other psychedelic medicines to enter into clinical trials, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Corporation or any particular product, or consistent with earlier publicity.

Pandemics, Epidemics and Other Health Risks

Pandemics, epidemics and other health risks could have an adverse effect on the Corporation's business. Pandemics, epidemics and other health risks could occur, which could adversely affect the Corporation's ability to conduct its operations as currently conducted, or the ability of suppliers to provide the Corporations with products and services needed to operate the business.

Pandemics, epidemics and other health risks could have an adverse effect on the economy and financial markets, resulting in a decline of commercial activity. Any of these events could have an adverse effect on the Corporation's business and financial performance.

Social Media

There has been a marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Corporation may be adverse to the Corporation's interests or may be inaccurate, each of which may harm the Corporation's business, financial condition and results of operations.

Biotechnology and Pharmaceutical Market Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Corporation's competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Corporation is targeting and competitors with existing marketed therapies. Current marketed products and therapies include antidepressants such as SSRIs, SNRIs, antipsychotics, cognitive behavioural therapy, electroconvulsive therapy, and esketamine and ketamine. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Corporation's product candidates may be useful. In addition, risk of direct competition is heightened due to the nature of DMT as a naturally occurring known substance that is not subject to primary Composition of Matter patent protection, which may enable competitors to develop alternate substitutes of SPL026. Further, the Corporation is aware of potential direct competition with respect to its second-generation pipeline, including SPL028, with other companies exploring deuterated DMT candidates and other tryptamine-based therapeutics.

Many of the Corporation's competitors have substantially greater financial, technical and human resources than the Corporation does and have significantly greater experience than the Corporation in conducting nonclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Corporation's competitors may succeed in obtaining regulatory approval for products more rapidly than the Corporation does. The Corporation's ability to compete successfully will largely depend on:

● the efficacy and safety profile of its product candidates relative to marketed products and other product candidates in development;

● the Corporation's ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;

● the time it takes for the Corporation's product candidates to complete clinical development and receive marketing approval;

● the Corporation's ability to partner and/or outlicense product candidates for late stage development;

● the Corporation's ability to obtain required regulatory approvals;

● the Corporation's ability to commercialize any of its product candidates that receive regulatory approval;

● the Corporation's ability to establish, maintain and protect intellectual property rights related to its product candidates; and

● acceptance of any of the Corporation's product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of products the Corporation is developing. Some of those products may have an entirely different approach or means of accomplishing the same desired therapeutic effect as the Corporation's product candidates and may be more effective or less costly than its product candidates. The success of the Corporation's competitors and their products and technologies relative to the Corporation's technological and R&D capabilities and competitiveness could have a material adverse effect on the future nonclinical studies and clinical trials of the Corporation's product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Corporation's ability to generate future product development programs using psychedelic based compounds.

If the Corporation is not able to compete effectively against its current and future competitors, the Corporation's business will not grow, and its financial condition and operations will substantially suffer.

Further, there can be no assurance that potential competitors of the Corporation, which may have greater financial, production, sales and marketing experience, and personnel and resources than the Corporation, are not currently developing, or will not in the future develop; products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Corporation or which would otherwise render the Corporation's business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation.

Decriminalization of psychedelics

Despite the current status of DMT as a Schedule I controlled substance in the US, there may be changes in the status of DMT under the laws of certain jurisdictions. Possession of psilocybin, for example, was voted to be decriminalized in May 2019 in Denver and in November 2020, voters in Oregon approved the legal medical use of "psilocybin products," including magic mushrooms, to treat mental health conditions in licensed facilities with registered therapists (Measure 109). The legalization of psychedelics with inadequate regulatory oversight may lead to the development of psychedelic tourism in such states in clinics without proper therapeutic infrastructure or adequate clinical research. While drug laws pertaining to DMT are less likely to be as forthcoming, the expansion of such an industry which could put patients at risk may bring reputational and regulatory risk to the entire industry, leading to challenges for the Corporation to achieve regulatory approval. The legalization of psilocybin, and potentially other psychedelic compounds (including DMT) in the future may also impact commercial sales for the Corporation due to a reduced barrier to entry leading to a risk of increasing competition.

Product Liability

The Corporation currently does not carry any product liability insurance coverage. Even though the Corporation is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks. The Corporation can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Corporation could have a material adverse effect on its business, financial condition and results of operations.

Although the Corporation intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Corporation could have a material adverse effect on its business, financial conditional and results of operations.

Some of the Corporation's agreements with third parties might require it to maintain product liability insurance. If the Corporation cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Product and Material Recalls

Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, storage deficiencies and inadequate or inaccurate labelling disclosure. If any of the Corporation's products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may have to recall material being used in a clinical trial resulting in delays to the trial and additional manufacturing expenses if further drug product is required. If the product is already commercialized, the Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Corporation's suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Corporation is subject to recall, the image of the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation's products and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation's operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.

Distribution and Supply Chain Interruption

The Corporation is susceptible to risks relating to distributor and supply chain interruptions. Distribution in the UK, the EU, the US, Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Corporation's ability to manufacture its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Corporation intends to monitor category trends and regularly review maturing inventory levels over time.

Difficulty to Forecast

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic pharmaceutical industry. A failure in the demand for the Corporation's psychedelic pharmaceutical prescription medicines to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Product Viability

If the Corporation's psychedelic products are not perceived to have the effects intended by the end user, the Corporation's business may suffer. In general, psychedelic products have minimal data with respect to efficacy, long-term side effects and interactions with supplements or other medications. As a result, the Corporation's psychedelic products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions.

Success of Quality Control Systems

The quality and safety of the Corporation's products are critical to the success of its business and operations. As such, it is imperative that the Corporation's (and its service providers') quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Corporation's business and operating results.

Reliance on Key Inputs

The Corporation's business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Corporation.

Enforcing Contracts

Due to the nature of the business of the Corporation and the fact that certain of its contracts involve the possession, manufacture, production or supply of DMT, the use of which is not legal under UK, EU, US or Canadian law and in certain other jurisdictions, the Corporation may face difficulties in enforcing its contracts in the courts in the UK, EU, US or Canada. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.

In order to manage its contracts with contractors, the Corporation will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, the Corporation may experience an adverse effect on its business, including the pace of development of its product.

Business Combinations, Business Expansion and Growth

The Corporation and its management may, and have, evaluated opportunities of being acquired by other issuers, including with respect to the Arrangement with Cybin. The Corporation may also be subject to unsolicited takeover bids. In such circumstances, there can be no assurances regarding the availability of alternative strategic options for the Corporation and management and whether any such options will represent greater value to the Corporation's shareholders. Any rejection of such an offer by management may also adversely influence current share prices, as well as affect long-term shareholder value.

Any accepted business combination, including the Arrangement, involves a number of risks including, but not limited to, potentially dilutive issuances of equity securities, contingent liabilities, some of which may be difficult or impossible to identify at the time of deal negotiation, difficulties in assimilating the operations of the acquiror with the Corporation's, the entering into of markets in which the Corporation has limited or no direct experience, and the potential loss of the Corporation's key employees and management as a result of the combination.

The Corporation operates in a rapidly evolving industry and, as such, the Corporation may in the future seek to expand its pipeline and capabilities by entering into collaborations, acquiring one or more companies or businesses, or in-licensing one or more product candidates. Collaborations, acquisitions, and in-licenses involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of deal negotiation, difficulties in assimilating the operations of the companies with the Corporation, entering markets in which the Corporation has limited or no direct experience, and potential loss of the Corporation's key employees or key employees of the acquired or collaborating companies or businesses.

Management may evaluate opportunities for strategic growth through acquisitions. Potential issues associated with these acquisitions could include, among other things, the Corporation's ability to realize the full extent of the benefits or cost savings that it expects to realize as a result of the completion of the acquisition within the anticipated time frame, or at all; the ability of the Corporation to gain the necessary consents, clearances and approvals in connection with the acquisition; the diversion of management's attention from base strategies and objectives; and, with respect to acquisitions, the Corporation's ability to successfully combine its businesses with the business of the acquired company in a manner that permits cost savings to be realized; areas which may challenge the success of integrating the businesses of acquired companies with the Corporation's business include: motivating, recruiting and retaining executives and key employees, conforming standards, controls, procedures and policies, business cultures and compensation structures among the Corporation and the acquired company, consolidating and streamlining corporate and administrative infrastructures, consolidating sales and marketing operations, retaining existing service providers and attracting new providers, identifying and eliminating redundant and underperforming operations and assets, coordinating geographically dispersed organizations, and managing tax costs or inefficiencies associated with integrating the Corporation's operations following completion of the acquisitions. The process of integrating acquired companies and operations into the Corporation's operations may result in unforeseen operating difficulties and may require significant financial resources and management's time and attention that would otherwise be available for the ongoing development or expansion of its existing operations. In addition, acquisitions outside of Canada increase the Corporation's exposure to risks associated with foreign operations, including fluctuations in foreign exchange rates and compliance with foreign laws and regulations. If an acquisition is not successfully completed or integrated into the Corporation's existing operations, its business, results of operations and financial condition could be materially adversely impacted.

The Corporation has limited experience in making acquisitions, entering collaborations and in-licensing product candidates and therefore cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to it. The Corporation may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, the Corporation's future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. The Corporation cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of the Corporation's business may require a substantial capital investment by the Corporation.

Integration Risk

The Corporation anticipates completing the Arrangement with Cybin, and may in the future undertake further business combinations, acquisitions or investments that could divert management's attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations. The Corporation may have difficulty integrating any such combinations, acquisitions or investments, including the Arrangement with Cybin, successfully realizing the anticipated benefits therefrom, any of which could have a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows and prospects.

Pursuing potential strategic business combinations, acquisitions or investment opportunities is one possible growth strategy. Any transactions that the Corporation enter into could be material to its business, financial condition, results of operations, cash flows and prospects. The process of combining business with another company or technology could create unforeseen operating difficulties and expenditures. Business combinations, acquisitions and investments involve a number of risks, including:

  diversion of management time and focus from operating the Corporation's business;
  use of resources that are needed in other areas of the Company's business;
  integration of the business of the companies;
  implementation or remediation of controls, procedures and policies of the companies;
  difficulty integrating the accounting systems and operations of the companies;
  coordination of product, engineering and selling and marketing functions, difficulty integrating, supporting or enhancing products or services, including difficulty in transitioning products or services;
  retention and integration of employees from the combined companies, and preservation of  corporate culture;
  the potential loss of key employees;
  unforeseen costs or liabilities, including the use of substantial portions of its available cash to consummate an acquisition;

  adverse effects to its existing business relationships with customers as a result of a business combination, acquisition or investment;
  the possibility of adverse tax consequences;
  litigation or other claims arising in connection with the transaction; and
  the need to integrate potential operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Business combinations are accompanied by the risk that the obligations and liabilities of an acquired company or asset may not be adequately reflected in the historical financial statements of or other financial information relating to such company or asset and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Corporation's assumptions or approach to accounting policies. In addition, such future transactions could involve tangential businesses which could alter the strategy and direction of the Corporation. In the future, if the Corporation's business combinations, including the Arrangement, acquisitions or investments do not yield expected returns, there could be an adverse effect on its business, results and financial condition.

Although the Corporation has conducted and will conduct due diligence in connection with potential strategic business combination, acquisition or investment opportunities, including with respect to the Arrangement, and potential partners have, may or will provide a number of representations and warranties in favour of the Corporation in connection with these transactions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the other company. Following the closing of any potential strategic business combination, acquisition or investment opportunity, the Corporation may discover that certain of the representations made are untrue. There can be no assurance of recovery by the Corporation from potential insurers or potential partners for any breach of the representations, warranties or covenants to be provided by such potential partners under the applicable acquisition agreements because there can be no assurance that the amount and length of such potential insurance coverage or of the potential indemnification obligations will be sufficient to satisfy such potential obligations, or that such potential partners will has any assets or continue to exist. The Corporation's eventual inability to claim for full indemnification from potential partners could have a material and adverse effect on the Corporation.

Business combinations, acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect its share price, or result in the incurrence of debt with restrictive covenants that limit the Corporation's future uses of capital in pursuit of business opportunities. Additionally, the Corporation, and any potential partner for a strategic business combination, acquisition or investment as a combined entity, is subject to numerous risks that could adversely affect the Corporation's growth and profitability, including: (i) the risk that the acquiror may not be able to successfully manage the acquiree for a strategic acquisition or investment's operations, (ii) the risk that its operational, financial and management systems may be incompatible with, or inadequate to effectively integrate and manage systems acquired from the partner for a strategic transaction, (iii) the risk that a potential strategic transaction may require financial resources that could otherwise be used in the development of other aspects of its business, (v) the risk that the Corporation may not obtain the consents required under agreements entered into with third parties, (vi) the risk that the integration process may result in operational problems, costs, expenses, liabilities, including loss of contracts and customers, and (vii) the risk that the Corporation's key management or employees and of a potential partner for a strategic transaction may not be retained or may leave following the strategic transaction, which could have a significant impact on the combined entity's operations, specifically if such departures were to occur in positions or roles which require significant technical and operational knowledge and for which qualified replacement personnel is scarce.

The successful integration of potential strategic business combinations, acquisitions or investments will also require cooperation between the Corporation's employees and their strategic partners and is subject to the risk that personnel from the Corporation and the strategic partners may not be able to work together successfully, which could adversely impact the Corporation's business, financial condition and results of operations.

Reliance on Key Executives and Scientists

The loss of key members of the Corporation's staff could harm the Corporation. Although the Corporation enters into employment agreements with all members of its staff, such employment agreements do not guarantee their retention. The Corporation also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Corporation. In addition, the Corporation believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Corporation expands its activities and seeks regulatory approvals for clinical trials. The Corporation enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Corporation also enters into agreements with physicians and institutions who will recruit patients into the Corporation's clinical trials on its behalf in the ordinary course of its business. Should key academic and scientific personnel including employees or collaborative partners who work on the development of the Corporation's research activities leave, the Corporation's current and future development programmes may be delayed or adversely affected. Notwithstanding these arrangements, the Corporation faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Corporation cannot predict its success in hiring or retaining the personnel it requires for continued growth. In addition, due to limited financial resources, the Corporation may not be able to successfully expand its operations due to challenges in recruiting and training qualified new staff. Expansion of personnel may result in significant diversion of management time and resources. The loss of the services of any of the Corporation's executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct

The Corporation is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with the MHRA, the EMA, the FDA, the PDD, and other comparable international authorities' regulations, provide accurate information to the MHRA, the EMA, the FDA, the PDD, comply with manufacturing standards the Corporation has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Corporation. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Corporation's reputation. If any such actions are instituted against the Corporation, and the Corporation is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Corporation's business and results of operations, including the imposition of substantial fines or other sanctions.

Liability Arising from Fraudulent or Illegal Activity

The Corporation is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Corporation's behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Corporation's agreements with third parties. Such misconduct could expose the Corporation to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory license held by the Corporation at such time.

The Corporation may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Corporation's manufacturing operations. Events, including those beyond the control of the Corporation, which may risk breaches to various laws and regulations include, but are not limited to non-performance by third party contractors; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. Such events risk damage to the Corporation's operations and may negatively affect demand for the Corporation's future products.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Corporation's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation's business and affairs and that could adversely affect the Corporation's operations. These outside business interests could require significant time and attention of the Corporation's executive officers and directors.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation, and from time to time, these persons may be competing with the Corporation for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

Operating Risk and Insurance Coverage

The Corporation does not have adequate insurance to protect all its assets, operations and employees. While the Corporation may, in the future obtain insurance coverage to address all material risks to which it is exposed and is adequate and customary in its proposed state of operations, such insurance will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation's liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Computer System Failures

The Corporation's current internal computer systems are managed by third party vendors, and are at risk of failure and vulnerable to damage from viruses, unauthorised access, natural disasters amongst others. Any system failure, accident or security breach may have material negative outcomes including delays and significant disruption on the advancement of development programmes and business operations as well as inappropriate disclosure of confidential or proprietary data. While the Corporation has not to date experienced a material system failure or security breach, for example the loss of clinical data in the future due to system failure could impact regulatory approval efforts of the Corporation's development programmes. Furthermore, rectifying any damages, disruptions or breaches may lead to the Corporation incurring additional financial costs.

Foreign Operations

The Corporation carries out operations primarily, but not exclusively, in the UK through SPL. As a result, the Corporation may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation's operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

Additional implications that may have a material impact on the Corporation's ability to operate in other jurisdictions include:

● differences in the regulatory requirements for drug approvals;

● differing requirements for securing, maintaining or obtaining freedom to operate;

● the potential for reduced protection for intellectual property rights;

● challenges with compliance to different regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

● differing reimbursement regimes and price controls in certain international markets;

● differing labor relations that create challenges with staffing and managing international operations; and

● impacts on manufacturing capabilities leading to production shortages.

The Corporation's international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.

Dependence on Foreign Subsidiary

The Corporation is a holding company that conducts substantially all of its operations through its subsidiary, SPL, incorporated outside of Canada.  The Corporation has no direct operations and no significant assets other than the shares of SPL and cash proceeds received from any financings, which cash is subsequently provided to SPL for operating expenses. Assuming this holding company structure remains, the Corporation will be dependent on the cash flows from its subsidiary to meet its obligations. The ability of SPL to provide the Corporation with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; and (ii) the level of taxation, particularly corporate profits and withholding taxes.

Cash flows from SPL will depend, in the long term, on the subsidiary's ability to generate operating cash flows in excess of their own capital expenditures. In addition, SPL is a separate and distinct legal entity that could be precluded from making such cash distributions to the Corporation under certain circumstances, including as a result of legislation or regulation or in times of financial distress. The ability of the Corporation's subsidiary to make payments to the Corporation may be constrained by the level of taxation, particularly corporate profits and withholding taxes, in the jurisdictions in which they operate, and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

On July 6, 2022, SPL incorporated a wholly-owned US subsidiary under the laws of the State of Delaware.  This subsidiary does not currently carry on active operations.

Exchange Rate Fluctuations

Due to the international scope of the Corporation's current and future operations, the Corporation's assets, future earnings and cash flows may be influenced by movements in exchange rates of several currencies, particularly the British Pound, the US dollar, Canadian Dollar and Euro. The Corporation's reporting currency is denominated in Canadian dollars and the Corporation's functional currency is the British Pound and the majority of the Corporation's operating expenses are paid in British Pounds. The Corporation may also regularly acquire services, consumables and materials in British Pounds, US dollars, Canadian dollars and other currencies. Further, future revenue may be derived from abroad. As a result, the Corporation's business and the price of the Corporation's products may be affected by fluctuations in foreign exchange rates between the British Pound and other currencies, which may also have a significant impact on the Corporation's results of operations and cash flows from period to period. Currently, the Corporation does not have any exchange rate hedging arrangements in place.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with the IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Corporation's operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause its operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Corporation. Significant assumptions and estimates will be used in preparing the financial statements including those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

Effects of Inflation

Global markets have recently experienced increased rates of inflation. Inflation itself, as well as certain governmental efforts to combat inflation, may have significant negative effects on any economy, which the Corporation does business. Past governmental efforts to curb inflation also involved other more drastic economic measures. Any future economic measures to curb inflation could be expected to have similar adverse effects on the level of economic activity in the market, which the Corporation does business and, in turn, on the operations of the Corporation.

Political and Economic Conditions

Political and economic conditions directly affect our business and can result in a material adverse effect on the Corporation. Macroeconomic policies imposed by foreign governments could have significant impact on the Corporation. As certain global markets experience increased inflation, certain government actions to control inflation may have significant impact on the Corporation.

The Corporation cannot control or predict foreign government implementation of changes to existing policies that may impact the Corporation's operations in foreign markets and, consequently, its business. The Corporation's business, operating results and financial condition and prospects, as well as the market price of its securities, may be adversely affected by changes in government public policies, whether federal, state or local, that affect, without limitation:

● inflation;

● fluctuations in exchange rates;

● exchange controls and restrictions on remittances abroad;

● interest rates and monetary policies;

● import and export controls;

● liquidity of domestic capital, credit and financial markets;

● expansion or contraction of foreign economies, as measured by rates of growth in gross domestic product, or GDP;

● fiscal policies; and

● other political, social and economic developments in or affecting foreign markets.

Government policies and measures to combat inflation, along with public speculation about such policies and measures, have often had adverse effects on global economies, have contributed to economic uncertainty and may increase volatility in foreign securities markets. Government action to control inflation may involve actions such as price and salary controls, currency devaluations, capital limitations, limits on imports and other actions which could significantly impact the operations of the Corporation.

Other policies and measures adopted by governments include interest rate adjustments, intervention in the currency markets or actions to adjust or fix the value of the local currency may adversely affect the target market's economy, the Corporation's business and results of operations.

Uncertainty over whether federal governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in markets that the Corporation operates or relies on, which may in turn have adverse effects on the Corporation's operations in the market and consequently on the results of its operations.

Cybersecurity and Privacy Risk

The Corporation's information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Corporation's operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Corporation is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation's reputation and results of operations.

The Corporation may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Corporation's business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under various legislation governing personal health information protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Corporation were found to be in violation of the privacy or security rules under such legislation protecting the confidentiality of medical patients health information, the Corporation could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Corporation's business, financial condition and results of operations.

Environmental Regulation and Risks

The Corporation's operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could include stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation

In the normal course of the Corporation's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions. While the Corporation is not currently aware of any litigation, tax or regulatory proceedings pending or threatened, the outcome of any future proceedings cannot be predicted with certainty and may be determined to adversely to the Corporation and as a result, could have a material adverse effect on the Corporation's assets, liabilities, business, financial condition, and results of operations.

Anti-Corruption and Anti-Bribery Laws

The Corporation is subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws. Any of the laws to which the Corporation is or may become subject generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.

Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem, if the Corporation pursues activities in those countries.

The Corporation's internal control policies and procedures may not protect it from reckless or negligent acts committed by the Corporation's employees, representatives, agents, or other third parties. The Corporation can make no assurance that they will not engage in prohibited conduct, and the Corporation may be held liable for their acts under applicable anti-corruption and anti-bribery laws. Non-compliance with these laws could subject the Corporation to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions or sanctions or other previously mentioned harm could have a material adverse effect on the Corporation's business, operating results, and financial condition.

Risks Pertaining to Regulatory Compliance

Products Subject to Controlled Substance Laws and Regulations

In the UK, certain psychedelic drugs, including DMT, are classified as Class A drugs under the MDA and as a Schedule 1 drug under the MDR and as such, medical and recreational use is illegal under UK laws. Similarly, in Canada, DMT is classified as a Schedule III drug under the CDSA and is illegal for medical and recreational use. In the US, DMT is strictly controlled under the CSA and is considered a Schedule 1 drug, which means that it currently has no accepted medical use in the US. As well, in the EU, DMT is illegal in EU member states according to the 1971 Convention on Psychotropic Substances of the United Nations and appears on the Green List of the International Narcotics Control.

All facilities engaged with such psychedelic substances, including DMT, by or on behalf of the Corporation do so under current licenses and permits issued by appropriate federal and local governmental agencies. While the Corporation is focused on clinical programs using psychedelic compounds, the Corporation does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any UK laws and regulations or Canadian federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Corporation operates, or private citizens or criminal charges.

The loss of the necessary licenses and permits for scheduled controlled drugs could have an adverse effect on the Corporation's operations.

The psychedelic drug industry is a fairly new industry and the Corporation cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Corporation.

The success of the Corporation's business is dependent on the reform of controlled substances laws pertaining to DMT. If controlled substances laws are not favourably reformed in the UK, Europe, the US, Canada, and other global jurisdictions, the commercial opportunity that the Corporation is pursuing may be highly limited.

Under the MDR, Schedule 1 drugs are considered to have no legitimate or medical use. At this point in time, the Corporation makes no medical or treatment claims about psychedelic-based treatments or the Corporation's proposed products. Statements regarding psychedelic-based treatments have not been evaluated by the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities, nor has the efficacy of psychedelic-based treatments been confirmed by MHRA, EMA, FDA or PDD, if applicable, approved research. There is no assurance that psychedelic-based treatments can be used to diagnose, treat, cure or prevent any disease or condition. Robust scientific research is needed. Any references to quality, consistency, efficacy and safety of potential products are not intended to imply that such claims have been verified in clinical trials or that the Corporation will be able to complete such trials.

Risks pertaining to legislation changes

Following the majority of approval of an exit from the EU, termed Brexit, on June 23, 2016, the UK's withdrawal from the EU became effective on January 31, 2020 with the transition period that ended on December 31, 2020.

Following this transition period, the UK is now subject to new negotiated regulations pertaining to financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations medicine licensing and regulations, immigration laws and employment laws. It still remains unclear how the laws and regulations post the Brexit transition period measure alongside EU laws and regulations and may ultimately lead to negative impacts including reducing foreign direct investment in the UK, increasing costs, depressing economic activity and restrictions on access to capital. The Corporation's headquarters are located in the UK and new laws and regulations may impact the free movement of employees to locations in Europe as well as the free movement of employees and health professions to the UK to support work on its clinical trials.

Given the unprecedented nature of such a withdrawal from the EU, the long term impacts on the UK are unclear and uncertain and subsequently it is unclear how changes to the commercial, legal and regulatory environment will impact the current and future operations of the Corporation, its third parties and contract manufacturers and its clinical activities in the UK. Any of these effects could have a negative impact on the operations of the Corporation.

Given that the approval of the Corporation's therapeutic candidates relies on the regulatory frameworks for medicinal products adopted in the jurisdictions in which they operate and/or intend to operate, Brexit may have a material impact on the future regulatory process required for the approval of its therapeutic candidates including delay or an inability to obtain regulatory approval which would delay or prevent the Corporation's ability to commercialize its therapeutic candidates in the UK and /or EU and consequently have a material impact on the Corporation.

Nature of Regulatory Approvals

The Corporation's development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities. Regulatory approvals are required prior to each clinical trial and the Corporation may fail to obtain the necessary approvals to commence or continue clinical testing. The Corporation must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of nonclinical studies and clinical trials. Any analysis of data from clinical activities the Corporation performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Corporation believes results from its sponsored clinical trials are favorable to support the marketing of its product candidates, the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. Such requirements for additional data may result in the Corporation incurring additional unanticipated costs in order to meet requirements for approval within such jurisdiction.

The Corporation has not obtained regulatory approval for any product candidate and it is possible that none of its product candidates will ever obtain regulatory approval. The Corporation could fail to receive regulatory approval for its product candidates for many reasons, including, but not limited to failure to demonstrate that a product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Corporation contracts for clinical and commercial supplies to pass a pre-approval inspection.

A regulatory authority may require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval and the Corporation's commercialization plans, or the Corporation may decide to abandon the development program. If the Corporation were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Corporation request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Corporation's product candidates that garner approval, the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities may impose a REMS plan, thereby imposing certain restrictions on the sale and marketability of such products.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Corporation products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Corporation, imposing restrictions on the Corporation's products or its manufacture and requiring the Corporation to recall or remove its products from the market. The regulators could also suspend or withdraw the Corporation's marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Corporation's ability to sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Continued Regulatory Review and Obligations

If the MHRA, the EMA, the FDA, the PDD, or any other comparable regulatory authority approves any the Corporation therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the therapy and underlying therapeutic substance will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, and with good clinical practices, or GCPs, for any clinical trials that the Corporation conduct post-approval, all of which may result in significant expense and limit the Corporation's ability to commercialize such therapies. Later discovery of previously unknown problems with any approved therapeutic candidate, including adverse events of unanticipated severity or frequency, or with the Corporation's third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

● restrictions on the labeling, distribution, marketing or manufacturing of any future therapeutic candidates, withdrawal of the product from the market, or product recalls;

● untitled and warning letters, or holds on clinical trials;

● refusal by the MHRA, the EMA, the FDA, the PDD, or other comparable foreign authorities to approve pending applications or supplements to approved applications the Corporation filed or suspension or revocation of license approvals;

● requirements to conduct post-marketing studies or clinical trials;

● restrictions on coverage by third-party payors;

● fines, restitution or disgorgement of profits or revenue;

● suspension or withdrawal of marketing approvals;

● product seizure or detention, or refusal to permit the import or export of the product; and

● injunctions or the imposition of civil or criminal penalties.

In addition, any regulatory approvals that the Corporation receive for any future therapeutic candidates may also be subject to limitations on the approved indicated uses for which the therapy may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of such therapeutic candidates.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Corporation's future products or the Corporation's manufacture of an underlying therapeutic substance, or if the Corporation or one of the Corporation's distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Corporation, imposing restrictions on the therapeutic or its manufacture and requiring the Corporation to recall or remove the therapeutic from the market. The regulators could also suspend or withdraw the Corporation's marketing authorizations, requiring the Corporation to conduct additional clinical trials, change the Corporation's therapeutic labeling or submit additional applications for marketing authorization. If any of these events occurs, the Corporation's ability to sell such therapy may be impaired, and the Corporation may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect the Corporation's business, financial condition and results of operations.

Failure to comply with health and data protection laws and regulations

The Corporation may be subject to the data protection laws and regulations surrounding privacy and data protection across the relevant jurisdictions. Within the EU and UK, the EU General Data Protection Regulation (the "GDPR"), and relevant national data protection legislation including the Data Protection Act 2018 in the UK, impose material requirements in relation to the processing (including collection, use, storage, disclosure and transfer) of personal data, and more importantly the processing of health and other sensitive data. Requirements include the need for individual consent for use/ processing of personal data, as well as certain disclosure to the individuals relating to data processing activities.

While the EU GDPR no longer applies to UK residents' personal data post Brexit transition period, amendments to the UK's Data Protection Act 2018 have established a new regime known as the UK GDPR which shows little material difference between the EU and UK GDPR. The GDPR imposes strict rules on the international transfer of personal data to countries outside the EEA, including the US and now including the UK, and permits data protection authorities to impose large penalties for violations of the GDPR. The Corporation are registered with the Information Commissioner's Office for data protection.

Expansion of clinical sites to additional jurisdictions including the US, EU and potentially Canada in the future will subject the Corporation to federal and state data protection laws and regulations, including in accordance with HIPAA, which govern the processing of health related, and other sensitive personal data.

As the sponsor of its clinical trials, the Corporation does not anticipate holding any personal data collected from subjects. All subject patient data is collected, stored and maintained by the study sites engaged by the Corporation to undertake its clinical trials.

Personal data collected from subjects from third party health or research institutions engaged by the Corporation are subject to local privacy and security requirements Selection of study sites, CROs and other institutions by the Corporation includes an assessment of each study site's and CRO's ability to comply and satisfy the requirements of local privacy and data protection laws and regulations.

Compliance with UK and foreign privacy and data protection laws and regulation may limit study sites affiliated with the Corporation to process sensitive patient identifiable information and impact its ability to operate in certain jurisdictions. Failure of the company, employees of third party collaborators to comply with the requirements of the data privacy and protection laws may result in litigation claims, which may be costly, time consuming and reputationally damaging.

Failure to comply with pharmaceutical industry standards

Various regional and national authorities govern or influence pharmaceutical industry standards. Numerous statutes and regulations govern the research and development and sale of pharmaceutical products where the Corporation intends to market its products, including but not limited to, GLP, GCP and GMP standards as well as country-specific pharmaceutical advertising laws and regulations. Such standards, laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising, marketing and labelling of products, pharmacovigilance, record keeping, and distribution of the Corporation's products, including licenses.

Non-compliance with applicable legal and regulatory requirements or pharmaceutical industry standards may affect the Corporation's ability to progress development of its products by achieving jurisdictional approval which could impact future commercialization to promote and sell the Corporation's medicines in various jurisdictions. This can lead to a broad range of consequences which could have a material adverse effect on the Corporation's business, financial position and operating results. In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Corporation's pharmaceutical products, the Corporation's business and financial condition could be adversely affected.

Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, interruption of production, operating restrictions, injunctions or criminal sanctions. The Corporation and its manufacturers and suppliers are also subject to numerous regional laws relating to such matters as safe working conditions and manufacturing practices.

Furthermore, the global pharmaceutical regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Corporation's existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

Risks Pertaining to Clinical Development

Reliance on Third Parties for Clinical Development Activities

The Corporation relies and will continue to rely on third parties to conduct a significant portion of its nonclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Corporation's active development programs will face delays. Further, if any of these third parties fails to perform as the Corporation expects or if their work fails to meet regulatory requirements, the Corporation's testing could be delayed, cancelled or rendered ineffective.

Risks Related to Third Party Relationships

The Corporation may enter into strategic alliances with third parties that the Corporation believes will complement or augment its proposed business or will have a beneficial impact on the Corporation. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Corporation's business, and may involve risks that could adversely affect the Corporation, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Corporation's existing strategic alliances will continue to achieve, the expected benefits to the Corporation's business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Corporation's business, financial condition and results of operations.

In addition to the foregoing, the success of the Corporation's business may depend, in large part, on the Corporation's ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic industry. There can be no assurance that the Corporation will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Corporation has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Corporation by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Corporation and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Corporation's business, financial condition and results of operations. In addition, disagreements between the Corporation and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Reliance on Contract Manufacturers

The Corporation relies on CMOs to manufacture its product candidates for nonclinical studies and clinical trials. The Corporation relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug products in compliance with cGMP regulations applicable to its products. The MHRA ensures the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations. The cGMP regulations for drugs describe the minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Corporation's timetable and requirements. The Corporation has not contracted with alternate suppliers for drug substance production in the event that it experiences significant problems with its current supplier for its current needs. If the Corporation is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Corporation may be delayed in the development of its product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. In addition, the Corporation has not yet completed an assessment of a potential supplier to support the scale up production requirements for late stage and commercial use and will undertake a robust selection process to select an appropriate supplier at the appropriate time of development. The Corporation's dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Commercial Scale Product Manufacturing

The Corporation's products will be manufactured in small quantities for nonclinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Corporation needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in Phase III/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Corporation has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Corporation does not have commercial drug supply available when needed for pivotal clinical trials, the Corporation's regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Corporation's business, financial condition and prospects, and may delay marketing of the product.

In addition, during the development programme, manufacturing methods and formulations may alter in the attempt to optimise processes and results in preparation for commercial manufacture. Such changes may result in the therapeutic candidate performing differently, impacting the results of future and planned clinical trials. Significant changes to the manufacture processes may require additional testing, notification to the relevant regulatory authorities for approval and subsequently impact initiation of planned clinical trials, require the conduct of bridging clinical trials or repetition of previous trials. This may increase the costs and delay the overall development programme to market approval.

Safety and Efficacy of Products

Before obtaining marketing approval from regulatory authorities for the sale of the Corporation's product candidates, the Corporation must conduct nonclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of nonclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Corporation does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Corporation faces is the possibility that none of its product candidates under development will successfully gain market approval from the MHRA, the EMA, the FDA, the PDD, if applicable, or other comparable foreign authorities, resulting in the Corporation (and its partners) being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Corporation cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such products for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Corporation's products may be subject to similar risks. The Corporation might have to withdraw or recall its products from the marketplace. The Corporation may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Corporation's products, or substantially increase the costs and expenses of commercializing and marketing its products.

Clinical Testing and Commercialization of Product Candidates

The Corporation cannot predict whether its proposed clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Corporation's product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Corporation may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Corporation, which would impair the Corporation's ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects.

The commencement and completion of clinical trials for the Corporation's products may be delayed for a number of reasons, including but not limited, to:

● failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;

● suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Corporation's CMOs to comply with cGMP requirements;

● any changes to the Corporation's manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Corporation's products necessary to conduct clinical trials;

● product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

● clinical investigators not performing the Corporation's clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

● failure of the Corporation's contract research organizations to satisfy their contractual duties or meet expected deadlines;

● inspections of clinical trial sites by regulatory authorities;

● regulatory authorities or ethics committees finding regulatory violations that require the Corporation to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

● delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;

● availability of adequately trained therapists and appropriate third-party clinical trial sites for the conduct of the therapy sessions, including preparation, dosing and integration of the therapeutic experience;

● sufficiency of any supporting digital services that may form part of the preparation, integration or long-term follow-up relating to any therapy the Corporation develops;

● failure to have patients complete a trial or return for post-treatment follow-up;

● one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial;

● failure to reach agreement on acceptable terms with prospective clinical trial sites; or

● business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, pandemics, or failures or significant downtime of the Corporation's information technology systems resulting from cyber-attacks on such systems or otherwise.

The Corporation's product development costs will increase if it experiences delays in testing or approval or if the Corporation needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Corporation may need to amend study protocols to reflect these changes. Amendments may require the Corporation to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Corporation's business, financial condition and prospects.

Clinical Trial Publications

From time to time, the Corporation may publish interim, top-line or preliminary data from the Corporation's clinical trials. The Corporation may decide to conduct an interim analysis of the data after a certain number or percentage of subjects have been enrolled, but before completion of the trial. Similarly, the Corporation may report top-line or preliminary results of primary and key secondary endpoints before the final trial results are completed. Interim, top-line and preliminary data from the Corporation's clinical trials may change as more subject data or analyses become available. Preliminary, top-line or interim data from the Corporation's clinical trials are not necessarily predictive of final results. Interim, top-line and preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues, more data become available and the Corporation issues the final clinical trial report. Interim, top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data the Corporation previously published. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available.

Further, others, including regulatory agencies, may not accept or agree with the Corporation's assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the chance of approval or commercialization of the particular therapeutic candidate and the Corporation's company in general; in addition certain regulatory agencies may request further data. If the top-line data that the Corporation reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, the Corporation's ability to obtain approval for, and commercialize any future product candidate, the Corporation's business, operating results, prospects or financial condition may be harmed.

Completion of Clinical Trials

As the Corporation's product candidates advance from nonclinical testing to clinical testing, the latter through a series of progressively larger and more complex clinical trials, the Corporation will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Corporation may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Corporation's ability to enroll patients are largely uncontrollable and include, but are not limited to the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the product candidate, and the number, availability, location and accessibility of clinical trial sites.

Such delays in completing its clinical trials will likely increase costs as well as slow down the future development programme and path to approval. Depending on the nature of the delay, such factors may lead to the denial of regulatory approval or the Corporation's therapeutic candidates. Significant delays to the development programme may alternatively lead to additional competitors to bring their therapies to market ahead of the Corporation as well as reduce the duration to which it holds certain exclusive rights. Such occurrences may harm the overall business, financial status, prospect and reputation of the Corporation.

Although early nonclinical and clinical data supports the safety and low toxicity of DMT, any side effects identified throughout the development programme could lead to interruptions, delays or halting of the clinical trial. This could lead to denial of regulatory approval or the requirement for a more restrictive label or the need to implement a REMS plan to ensure therapy benefits outweigh the risks. The Corporation cannot make any assurance that its therapeutic candidates do not lead to any undesirable or unacceptable serious side effects, or even death. In the event of a serious side effect, it is likely the overseeing regulatory authority will order the Corporation to cease further development of or deny approval of the therapeutic candidate of any related candidate. It is possible that even after market approval, new side effects are uncovered as a result of exposure of therapeutic candidates to a much greater patient population for an extended duration. Should new safety concerns be uncovered following approval, the regulatory authorities may request new labelling changes, new/additional REMS strategies or even complete withdrawal of the candidate from the market. This could lead to significant impact on future sales on the therapeutic candidate, reputational harm and potential litigation risks.

Variability in the psychological experience encountered by subjects may lead to certain subjects encountering a negative experience. Such experience may result in liability claims or public reputational damage to the Corporation. Such occurrences may harm the overall business, financial status, prospect and reputation of the Corporation.

Later Stage Clinical Trials Failure

Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of the Corporation's clinical trials will ultimately be successful or support further clinical development of any future therapeutic candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

R&D of drugs targeting the central nervous system is particularly difficult, which makes it difficult to predict and understand why the drug has a positive effect on some patients but not others.

Discovery and development of new drugs targeting central nervous system disorders are particularly difficult and time-consuming, evidenced by the higher failure rate for new drugs for central nervous system disorders compared with most other areas of drug discovery. Any such setbacks in the Corporation's clinical development could have a material adverse effect on the Corporation's business and operating results. In addition, the Corporation's later stage clinical trials may present challenges related to conducting adequate and well-controlled clinical trials, including designing an appropriate comparator arm in trials given the potential difficulties related to maintaining the blinding during the trial or placebo or nocebo effects.

Due to the complexity of the human brain and the central nervous system, it can be difficult to predict and understand why a drug may have a positive effect on some patients but not others and why some individuals may react to the drug differently from others.

Negative Results of External Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Corporation's product candidates, or the therapeutic areas in which the Corporation's product candidates compete could cause the Corporation or a partner licensee to delay or suspend its studies or clinical trials. Such negative results or delays in clinical trials could adversely affect the Corporation's share price and its ability to finance future development of its product candidates, and the Corporation's business and financial results could be materially and adversely affected.

Lack of Expedited Status

In October 2021, the MHRA granted an IPD for SPL026. This designation provides access to the ILAP, which accelerates time to market and facilitates patient access to emerging and novel treatments. The ILAP provides a single integrated platform for sustained collaborative working among the MHRA, its partners and the medicine developer, which potentially allows for enhanced coordination and monitoring of important product development activities culminating in market authorization. Under the ILAP, the Corporation has access to a toolkit to support all stages of the design, development and approvals process, as well as identify key areas for future engagement.

The Corporation may not elect, or be able to, take advantage of any expedited development or regulatory review and approval processes available to drug product candidates granted breakthrough therapy or fast track designation by the ILAP. The Corporation may also not be granted similar expedited status by regulatory agencies in other jurisdictions it intends to pursue operations, including the FDA in the US.

The Corporation's inability to achieve expedited status in all jurisdictions or benefit from the use of expedited status, such as the ILAP, in jurisdictions it has been granted such status may have a negative effect on the Corporation's clinical trials. This could have a material adverse effect on the Corporation's business, operating results, and financial condition, and delay completion of clinical trials.

Risks Related to Intellectual Property

Reliance on patents and other intellectual property rights

The Corporation's commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for its current and future therapeutic candidates and associated therapies, digital therapies, methods used to manufacture the underlying therapeutic substances, and the methods for treating patients using those substances and therapies, or on licensing in such rights. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect the Corporation's ability to develop and market its current and future therapeutic candidates. The Corporation also relies on trade secrets and know-how to develop and maintain its proprietary and intellectual property position. Any failure to protect its trade secrets and know-how could adversely affect the Corporation's operations and prospects.

The Corporation cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like the Corporation is generally uncertain because it involves complex legal and factual considerations. The standards applied by the UK Intellectual Property Office, the European Patent Office, the USPTO, the CIPO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from the Corporation's pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, the Corporation does not know the degree of future protection that it will have on its proprietary therapies.

The patent prosecution process is expensive, complex and time-consuming, and the Corporation, its current or future third party partners, licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Corporation or its licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although the Corporation enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its R&D output, such as its employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing the Corporation's ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the UK and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, the Corporation cannot be certain that it is the first to make the inventions claimed in its patents or pending patent applications, or that it was the first to file for patent protection of such inventions. Similarly the Corporation cannot be certain that for any licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.

Further, the issuance, scope, validity, enforceability and commercial value of the Corporation's and its current or future licensors', licensees' or collaboration partners' patent rights are highly uncertain. The Corporation and any potential licensors' pending and future patent applications may not result in patents being issued that protect the Corporation's therapies, in whole or in part, or that effectively prevent others from commercializing competitive technologies and therapies.

Moreover, in some circumstances, the Corporation may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain such patents, should the Corporation's license technology from or to third parties and would be reliant on its licensors, licensees or collaboration partners. If the Corporation engages with licensors, licensees or collaboration partners and they fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If such licensors, licensees or collaboration partners were not fully cooperative or disagree with the Corporation as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent examination process may require the Corporation or its licensors, licensees or collaboration partners to narrow the scope of the claims of the Corporation or the Corporation's licensors', licensees' or collaboration partners' pending and future patent applications, which may limit the scope of patent protection that may be obtained. The Corporation cannot guarantee that all of the potentially relevant prior art relating to its patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and the Corporation's patents may be challenged in the courts or patent offices in the UK and abroad. Even if patents do successfully issue and even if such patents cover the Corporation's current and future therapeutic candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter parties review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated.

The Corporation and the Corporation's licensors', licensees' or collaboration partners' patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other intellectual property rights also will not protect the Corporation's current and any future therapeutic candidates if third parties, including the Corporation's competitors, design around the Corporation's protected technology and the Corporation's current and any future therapeutic candidates without infringing, misappropriating or otherwise violating the Corporation's patents or other intellectual property rights. Moreover, some of the Corporation's patents and patent applications may in the future be co-owned with third parties. If the Corporation is unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including the Corporation's competitors, and the Corporation's competitors could market competing therapies and technology. In addition, the Corporation may need the cooperation of any such co-owners of its patents in order to enforce such patents against third parties, and such cooperation may not be provided. Any of the foregoing could have a material adverse effect on the Corporation's competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, the Corporation cannot be certain that the Corporation or its current or future licensors, licensees or collaborators were or will be the first to file any patent application related to a therapeutic candidate. Even where the Corporation has a valid and enforceable patent, it may not be able to exclude others from practicing the Corporation's invention where the other party can show that they used the invention in commerce before the Corporation's filing date or the other party benefits from a compulsory license. In addition, the Corporation may be subject to third-party challenges regarding the Corporation's exclusive ownership of the Corporation's intellectual property. If a third party were successful in challenging the Corporation's exclusive ownership of any of the Corporation's intellectual property, the Corporation may lose its right to use such intellectual property, such third party may be able to license such intellectual property to other third parties, including the Corporation's competitors, and the Corporation's competitors could market competing therapies and technology. Any of the foregoing could have a material adverse effect on the Corporation's competitive position, business, financial conditions, results of operations, and prospects.

Patent Litigation

Patent litigation is becoming widespread in the pharmaceutical industry and the Corporation cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its product candidates that it may successfully develop. If the Corporation becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Corporation cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Corporation's products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Corporation, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed "fields of use", one owner's actions could lead to the invalidity of the entire patent. If the Corporation is unable to avoid infringing the patent rights of others, the Corporation may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Corporation. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Corporation may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Corporation is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Corporation.

Any infringement or misappropriation of the Corporation's intellectual property could damage its value and limit its ability to compete. In addition, the Corporation's ability to enforce and protect its intellectual property rights may be limited in certain countries outside the US, Canada, the EU or the UK, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Corporation. Competitors may also harm the Corporation's sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Corporation does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Corporation may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Corporation will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

Invalid or Unenforceable Patents

To protect the Corporation's competitive position, the Corporation may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to the Corporation from time to time, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of the Corporation's or the Corporation's licensors' or collaboration partners' adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than the Corporation or the Corporation's licensors or collaboration partners can. Accordingly, despite the Corporation's or the Corporation's licensors' or collaboration partners' efforts, the Corporation or the Corporation's licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights the Corporation own or control, particularly in countries where the laws may not protect those rights as fully as in the UK, EU, the US and Canada. The Corporation may fail in enforcing its rights, in which case the Corporation's competitors and other third parties may be permitted to use the Corporation's therapies without payment to the Corporation.

In addition, litigation involving the Corporation's licensed patents carries the risk that one or more of the Corporation's licensed patents will be narrowed, held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize the Corporation's therapies, and then compete directly with the Corporation, without payment to the Corporation.

If the Corporation were to initiate legal proceedings against a third party to enforce a patent covering one of the Corporation's investigational therapies, the defendant could counterclaim that the Corporation's patent is invalid or unenforceable. In patent litigation in the UK, EU, the US or Canada, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the UK Intellectual Property Office, European Patent Office, the USPTO, the CIPO or made a misleading statement, during prosecution. Third parties may also raise challenges to the validity of the Corporation's patent claims before administrative bodies in the US or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (i.e., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to the Corporation's patents in such a way that they no longer cover the Corporation's current or any future therapeutic candidates. The outcome following legal assertions of invalidity and unenforceability during patent litigation or other proceedings is unpredictable. With respect to the validity question, for example, the Corporation cannot be certain that there is no invalidating prior art, of which the Corporation and the patent examiner were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, the Corporation would lose at least part, and perhaps all, of the patent protection on the Corporation's current or one or more of any future therapeutic candidates. Such a loss of patent protection could have a material adverse impact on the Corporation's business financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm the Corporation's business and financial results.

Compliance with Procedural Requirements

Periodic maintenance and annuity fees on any issued patent are due to be paid to the UK Intellectual Property Office, the European Patent Office, the USPTO, the CIPO and foreign patent agencies in several stages over the lifetime of the patent. The European Patent Office, the USPTO, the CIPO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, the Corporation may rely on collaboration partners to pay these fees due to US and comparable foreign patent agencies and take the necessary action to comply with such requirements with respect to the Corporation's intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Corporation, its licensors or collaboration partners fail to maintain the patents and patent applications covering the Corporation's investigational therapies, third parties, including its competitors might be able to enter the market with similar or identical therapies or technologies, which would have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects.

Trade Secrets

The Corporation relies on third parties to develop its products and as a result, must share trade secrets with them. The Corporation seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Corporation's collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Corporation is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Corporation, although in some cases the Corporation may share these rights with other parties. The Corporation may also conduct joint R&D programs which may require it to share trade secrets under the terms of R&D collaboration or similar agreements. Despite the Corporation's efforts to protect its trade secrets, the Corporation's competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor's discovery of the Corporation's trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Trademark Protection

Failure to register trademarks for the Corporation or its products could require the Corporation to rebrand its products resulting in a material adverse impact on its business.

Intellectual Property Litigation Costs

Even if resolved in the Corporation's favour, litigation or other legal proceedings relating to intellectual property claims may cause the Corporation to incur significant expenses and could distract the Corporation's technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the Corporation. Such litigation or proceedings could substantially increase the Corporation's operating losses and reduce the Corporation's resources available for development and commercialization activities. The Corporation may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Corporation's competitors may be able to sustain the costs of such litigation or proceedings more effectively than the Corporation can because of their substantially greater financial resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation's confidential information could be compromised by disclosure during this type of litigation. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Corporation's ability to compete in the marketplace.

Third-Party Licenses

If the Corporation obtains third-party licenses but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Corporation does not use commercially reasonable efforts to commercialize licensed products, the Corporation could lose those licenses which could have a material adverse effect on its business and financial condition.

In addition, a certain number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Corporation's products or services, the Corporation, the licensor of the Corporation's intellectual property rights, or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Corporation's profits from these products and services.

Third-party intellectual property right holders, including the Corporation's competitors, may actively bring infringement, misappropriation or violation claims against the Corporation based on existing or future intellectual property rights, regardless of their merit. The Corporation may not be able to successfully settle or otherwise resolve such infringement claims. If the Corporation is unable to successfully settle future claims on terms acceptable to the Corporation, the Corporation may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing the Corporation's therapies.

If the Corporation is unsuccessful defending in any such claim, in addition to being forced to pay damages, the Corporation or the Corporation's licensor or licensees may be temporarily or permanently prohibited from commercializing any of the Corporation's investigational therapies that were held to be infringing. If possible, the Corporation might be forced to redesign the Corporation's therapeutic candidates or any future therapeutic candidates so that the Corporation no longer infringe the intellectual property rights of third parties, or the Corporation may be required to seek a license to any such technology that the Corporation is found to infringe, which license may not be available on commercially reasonable terms or at all. Even if the Corporation or the Corporation's licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving the Corporation's competitors access to the same technologies licensed to the Corporation or the Corporation's licensors or collaboration partners and it could require the Corporation to make significant licensing and royalty payments. In addition, the Corporation could be found liable for significant monetary damages, including treble damages and attorneys' fees, if the Corporation is found to have willfully infringed a patent or other intellectual property right. Claims that the Corporation has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on the Corporation's business, financial condition, results of operations, and prospects. Any of these events, even if the Corporation were ultimately to prevail, could require the Corporation to divert substantial financial and management resources that the Corporation would otherwise be able to devote to the Corporation's business.

In addition, if the breadth or strength of protection provided by the Corporation's or the Corporation's licensors' or collaboration partners' patents and patent applications is threatened, it could dissuade companies from collaborating with the Corporation to license, develop or commercialize current or future investigational therapies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation's confidential information could be compromised by disclosure during this type of litigation.

Failure to Comply with Potential Future Intellectual Property or License Agreements

The Corporation may become a party to third-party agreements under which the Corporation grants or is granted rights to intellectual property that are potentially important to the Corporation's business and the Corporation expects that it may need to enter into additional license or collaboration agreements in the future. Future third party agreements undertaken by the Corporation may impose various obligations related to, among other things, therapeutic development and payment of royalties and fees based on achieving certain milestones. In addition, the Corporation may enter into collaboration agreements in which the Corporation is prohibited from developing and commercializing therapies that would compete with the therapies licensed under such agreements. If the Corporation were to fail to comply with the Corporation's obligations under these agreements, the Corporation's licensor or collaboration partner may have the right to terminate the agreement, including any licenses included in such agreement.

The termination of any license or collaboration agreements or failure to adequately protect such license agreements or collaboration could prevent the Corporation from commercializing the Corporation's therapeutic candidates or any future therapeutic candidates covered by the agreement or licensed intellectual property. For example, the Corporation may rely on license agreements which grant the Corporation rights to certain intellectual property and proprietary materials that the Corporation use in connection with the development of the Corporation's therapies. If such an agreement were to terminate, the Corporation would be unable to timely license similar intellectual property and proprietary materials from an alternate source, on commercially reasonable terms or at all, and may be required to conduct additional bridging studies on the Corporation's therapeutic candidates or any future therapeutic candidates, which could delay or otherwise have a material adverse effect on the development and commercialization of the Corporation's therapeutic candidates or any future therapeutic candidates.

The Corporation may enter into license agreements which are sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under such agreements, the Corporation must rely on the Corporation's licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where the Corporation may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, the Corporation would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if the Corporation were not able to secure the Corporation's own direct license with the owner of the relevant rights, which it may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect the Corporation's ability to continue to develop and commercialize the Corporation's therapeutic candidates or any future therapeutic candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a license or collaboration agreement, including the following:

● the scope of rights granted under the agreement and other interpretation-related issues;

● the extent to which the Corporation's technology and processes infringe on intellectual property of the licensor or collaboration partner that is not subject to the agreement;

● the sublicensing of patent and other rights under any current or future collaboration relationships;

● the Corporation's diligence obligations under the agreement and what activities satisfy those diligence obligations;

● the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the Corporation's licensors and the Corporation and the Corporation's collaboration partners; and

● the priority of invention of patented technology.

In addition, the Corporation's third-party agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what the Corporation believes to be the scope of the Corporation's rights to the relevant intellectual property or technology, or increase what the Corporation believes to be the Corporation's financial or other obligations under the relevant agreement, either of which could have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that the Corporation has licensed prevent or impair the Corporation's ability to maintain the Corporation's current licensing arrangements on commercially acceptable terms, the Corporation may be unable to successfully develop and commercialize the affected therapeutic candidate, which could have a material adverse effect on the Corporation's business, financial conditions, results of operations, and prospects

Intellectual Property Rights May Fail to Protect Competitive Advantage

The degree of future protection afforded by the Corporation's intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect the Corporation's business, or permit the Corporation to maintain the Corporation's competitive advantage. The following examples are illustrative:

● others may be able to make compounds or develop digital assets that are the same as or similar to the Corporation's future therapeutic candidate, any future therapeutic candidates and digital assets but that are not covered by the claims of the patents that the Corporation owns or control;

● the patents of third parties may have an adverse effect on the Corporation's business;

● the Corporation or the Corporation's licensors or any current or future collaboration partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that the Corporation own or control;

● the Corporation or the Corporation's licensors or any current or future collaboration partners might not have been the first to file patent applications covering certain of the Corporation's inventions;

● others may independently develop similar or alternative technologies or duplicate any of the Corporation's technologies without infringing misappropriating or otherwise violating the Corporation's intellectual property rights;

● issued patents that the Corporation may exclusively license may not provide the Corporation with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by third parties;

● the Corporation's competitors might conduct R&D activities in countries where the Corporation do not have patent rights and then use the information learned from such activities to develop competitive therapies for sale in the Corporation's major commercial markets;

● third parties performing manufacturing or testing for the Corporation using the Corporation's therapies or technologies could use the intellectual property of others without obtaining a proper license;

● the Corporation may not develop additional technologies that are patentable; and

● the Corporation may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, or otherwise develop similar know-how.

Should any of these events occur, they could have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects.

Employee Patent Claim Liability

Some of the Corporation's present and future consultants, advisors and employees, including the Corporation's senior management, may have previously been employed at other biotechnology or pharmaceutical companies, including the Corporation's competitors and potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although the Corporation intends that the Corporation's consultants, advisors and employees do not use proprietary information or know-how of their former employers while working for the Corporation, the Corporation may be subject to claims that the Corporation or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual's former employer. Litigation may be necessary to defend against these claims.

If the Corporation fails in prosecuting or defending any such claims, in addition to paying monetary damages, the Corporation may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and the Corporation could be required to obtain a license from such third party to commercialize the Corporation's therapies. Such a license may not be available on commercially reasonable terms or at all. Even if the Corporation successfully prosecute or defend against such claims, litigation could result in substantial costs and distract the Corporation's management from its day-to-day activities.

In addition, while it is the Corporation's policy to require the Corporation's employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to the Corporation, the Corporation may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that the Corporation regards as the Corporation's own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and the Corporation may be forced to bring claims against third parties, or defend claims that they may bring against the Corporation, to determine the ownership of what the Corporation regards as the Corporation's intellectual property. Such claims could have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects.

Intellectual Property Rights of Third Parties

The Corporation's commercial success depends upon its ability and the ability of any future collaborators to develop, manufacture, market, and sell any investigational therapies that the Corporation may develop and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The various markets in which the Corporation plans to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In the future, the Corporation may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its current or any future therapeutic candidates. If the outcome of any such proceeding or litigation is adverse to the Corporation, it may affect the Corporation's ability to compete effectively.

Additionally, the Corporation's competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover the Corporation's therapies or elements thereof, the Corporation's manufacture or uses relevant to its development plans, the targets of the Corporation's current or any future therapeutic candidates, or other attributes of the Corporation's current or any future therapeutic candidates. In such cases, the Corporation may not be in a position to develop or commercialize such therapeutic candidates unless the Corporation successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such investigational therapies or therapeutic candidate and the patent owner were to bring an infringement action against the Corporation, the Corporation may have to argue that its investigational therapies or the manufacture or use of the underlying therapeutic substances do not infringe a valid claim of the patent in question. Alternatively, if the Corporation were to challenge the validity of any issued US patent in court, the Corporation would need to overcome a statutory presumption of validity that attaches to every US patent. This means that in order to prevail, the Corporation would need to present clear and convincing evidence as to the invalidity of the patent's claims. The same applies to other jurisdictions. Even if the Corporation believe third-party intellectual property claims are without merit, there is no assurance that a court would find in the Corporation's favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against the Corporation such that such third party's patent is found to be valid and enforceable and infringed by the Corporation's investigational therapies, unless the Corporation obtains a license to such patent, which may not be available on commercially reasonable terms or at all, the Corporation could be prevented from continuing to develop or commercialize the Corporation's investigational therapies. There can be no assurance any such patents will not be asserted against the Corporation or that the Corporation will not need to seek licenses from such third parties. The Corporation may not be able to secure such licenses on acceptable terms, or at all, and any such litigation would be costly and time-consuming.

It is possible that the Corporation has failed, and in the future may fail, to identify relevant patents or applications that may be asserted against the Corporation. For example, certain US applications filed after November 29, 2000 can remain confidential until and unless issued as patents, provided that inventions disclosed in the applications have not and will not be the subject of a corresponding application filed outside the US In general, patent applications in the US and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering the Corporation's therapies could have been filed by others without the Corporation's knowledge. Furthermore, the Corporation operates in a highly competitive field, and given its limited resources, it is unreasonable to monitor all patent applications in the areas in which they are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the Corporation's therapies or the use of the Corporation's therapies.

Third-party intellectual property right holders, including the Corporation's competitors, may actively bring infringement, misappropriation or violation claims against the Corporation based on existing or future intellectual property rights, regardless of their merit. The Corporation may not be able to successfully settle or otherwise resolve such infringement claims. If the Corporation are unable to successfully settle future claims on terms acceptable to it, the Corporation may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing its therapies.

If the Corporation is unsuccessful in defending any such claim, in addition to being forced to pay damages, the Corporation or its licensees may be temporarily or permanently prohibited from commercializing any of its investigational therapies that were held to be infringing. If possible, the Corporation might be forced to redesign its current or any future therapeutic candidates so that the Corporation no longer infringes the intellectual property rights of third parties, or the Corporation may be required to seek a license to any such technology that it is found to infringe, which license may not be available on commercially reasonable terms or at all. Even if the Corporation or any potential future licensor or collaboration partners obtain a license, it may be non-exclusive, thereby giving the Corporation's competitors access to the same technologies licensed to the Corporation or its licensors or collaboration partners and it could require the Corporation to make significant licensing and royalty payments. In addition, the Corporation could be found liable for significant monetary damages, including treble damages and attorneys' fees, if the Corporation is found to have willfully infringed a patent or other intellectual property right. Claims that the Corporation have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on the Corporation's business, financial condition, results of operations, and prospects. Any of these events, even if the Corporation were ultimately to prevail, could require the Corporation to divert substantial financial and management resources that the Corporation would otherwise be able to devote to its business.

In addition, if the breadth or strength of protection provided by the Corporation or the Corporation's potential future licensors' or collaboration partners' patents and patent applications is threatened, it could dissuade companies from collaborating with the Corporation to license, develop or commercialize current or future investigational therapies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation's confidential information could be compromised by disclosure during this type of litigation.

Obtaining or Maintaining Necessary Rights For Current or Future Therapeutic Candidates Through Acquisitions and In-Licenses

In the future, the Corporation's programs may require the use of proprietary rights held by third parties, and the growth of the Corporation's business will likely depend in part on its ability to acquire, in-license, maintain or use these proprietary rights. In addition, with respect to any patents the Corporation co-owns with third parties, the Corporation may require licenses to such co-owners' interest in such patents. The Corporation may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that the Corporation identifies as necessary for its current or any future therapeutic candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Corporation may consider attractive or necessary. These established companies may have a competitive advantage over the Corporation due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive the Corporation to be a competitor may be unwilling to assign or license rights to the Corporation. If the Corporation is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of an investigational therapy or program, the Corporation may have to abandon development of that investigational therapy or program, which could have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects.

Patent Law Reform

As is the case with other biotechnology and pharmaceutical companies, the Corporation's success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Corporation's and its licensors' or collaborators' patent applications and the enforcement or defense of the Corporation or its licensors' or collaborators' issued patents.

Difficulties Securing Jurisdictional Intellectual Property Rights

Filing, prosecuting and defending patents on therapeutic candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and the Corporation's intellectual property rights in some countries outside of Canada, the EU, the US, and the UK, could be less extensive than those in Canada, the EU, the US, and the UK, assuming that rights are obtained in Canada, the EU, the US, and the UK. Consequently, the Corporation may not be able to prevent third parties from practicing the Corporation's inventions in all countries outside Canada, the EU, the US, and the UK, or from selling therapies or importing therapeutic substances made using the Corporation's inventions in and into Canada, the EU, the US, and the UK, or other jurisdictions. In addition, the Corporation may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same therapeutic candidate or technology.

Competitors may use the Corporation's and the Corporation's licensors' or collaboration partners' technologies in jurisdictions where the Corporation has not obtained patent protection to develop their own therapies and, further, may export otherwise infringing therapies to territories where the Corporation and the Corporation's licensors or collaboration partners have patent protection, but enforcement is not as strong as that in Canada, the EU, the US, and the UK. These therapies may compete with future therapeutic candidates, and the Corporation's and the Corporation's licensors' or collaboration partners' patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in Canada, the EU, the US, and the UK, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If the Corporation or the Corporation's licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for the Corporation's business in such jurisdictions, the value of these rights may be diminished and the Corporation may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If the Corporation or any of the Corporation's licensors or collaboration partners is forced to grant a license to third parties with respect to any patents relevant to the Corporation's business, the Corporation's competitive position may be impaired and the Corporation's business and results of operations may be adversely affected.

Proceedings to enforce the Corporation's and the Corporation's licensors' or collaboration partners' patent rights in foreign jurisdictions could result in substantial costs and divert the Corporation's and the Corporation's licensors' or collaboration partners' efforts and attention from other aspects of the Corporation's business, regardless of whether the Corporation or the Corporation's licensors or collaboration partners are successful, and could put the Corporation's and the Corporation's licensors' or collaboration partners' patents at risk of being invalidated or interpreted narrowly. In addition, such proceedings could put the Corporation's and the Corporation's licensors' or collaboration partners' patent applications at risk of not issuing and could provoke third parties to assert claims against the Corporation or the Corporation's licensors or collaboration partners. The Corporation or the Corporation's licensors or collaboration partners may not prevail in any lawsuits that the Corporation or the Corporation's licensors or collaboration partners initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Any of the foregoing could have a material adverse effect on the Corporation's business, financial condition, results of operations, and prospects.

Risks Related to the Common Shares

Substantial Number of Authorized but Unissued Common Shares

The Corporation has a class of authorized capital consisting of an unlimited number of Common Shares that may be issued by the board without further action or approval of shareholders. While the Corporation's board will be required to fulfill its fiduciary obligations in connection with the issuance of such Common Shares, Common Shares may be issued in transactions with which not all shareholders agree, and the issuance of such Common Shares will cause dilution to the ownership interests of shareholders.

Dilution

The financial risk of the Corporation's future activities will be borne to a significant degree by its shareholders. If additional Common Shares are issued from treasury for financing purposes, control of the Corporation may change and purchasers may suffer additional dilution.

Market for the Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Corporation cannot predict the prices at which the Common Shares will trade in the future. Fluctuations in the market prices of Common Shares could cause an investor to lose all or part of its investment in the Corporation. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events the Corporation or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of psychedelic companies; (iv) fluctuations in the trading volume of the Common Shares or the size of the Corporation's public float; (v) actual or anticipated changes or fluctuations in the Corporation's results of operations; (vi) whether the Corporation's results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Corporation, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Corporation from any of the other risks cited herein.

Volatile Market Price for the Common Shares

The securities market in Canada experiences, from time to time, a high level of price and volume volatility, and the market prices of securities of many companies may experience wide fluctuations in price which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Corporation. The value of the Common Shares distributed by the Corporation have been affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuations in the Corporation's operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis' estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Note Regarding Forward-Looking Statements". In addition, the market price for securities on stock markets, including the TSXV, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Corporation.

Additionally, the value of the Common Shares are subject to market value fluctuations based upon factors that influence the Corporation's operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

Significant Sales of Common Shares

Sales of a substantial number of the Common Shares in the public market by the Corporation's directors, executive officers, control persons and certain other securityholders, including any holders of greater than 10% of the issued and outstanding Common Shares, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.

Tax Issues

There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers.

Discretion Over the Use of Proceeds

The Corporation will in most cases have discretion concerning the use of the net proceeds of any financings by the Corporation as well as the timing of their expenditures. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation's business, prospects, financial position, financial condition or results of operations may suffer.

No Dividends

The Corporation's current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Corporation. Therefore, the Corporation does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Corporation's dividend policy will be reviewed from time to time by the Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Corporation does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

Enforcement of Legal Rights

The Corporation's subsidiary and the majority of the Corporation's assets are located outside of Canada in the UK. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

A number of directors and officers of the Corporation reside outside of Canada. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation, and independent qualified persons engaged by the Corporation, who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the UK. Courts in the UK may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Principal Shareholder Risk

According to the public record, Mr. Peter Rands, a former director, officer and promoter of the Corporation, and his spouse, collectively own or control 85,331,724 Common Shares, representing approximately 26.30% of the Corporation's issued and outstanding Common Shares. By virtue of his status as the principal shareholder of the Corporation, Mr. Rands has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Corporation's constating documents and strategic transactions, including mergers, acquisitions, business combinations, including the Arrangement, and the sale of substantially all of the Corporation's assets.

DIVIDENDS AND DISTRIBUTIONS

The Corporation has never declared nor paid dividends on the Common Shares. Currently, the Corporation intends to retain its future earnings, if any, to fund the development and growth of its business, and the Corporation does not anticipate declaring or paying any dividends on the Common Shares in the near future, although the Corporation reserves the right to pay dividends if and when it is determined to be advisable by the board of directors of the Corporation. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in the Common Shares in the foreseeable future. See "Risk Factors - Risks Related to the Common Shares - No Dividends".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

As of the date of this AIF, the authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 324,453,787 are issued and outstanding.

Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Corporation other than meetings of the holders of another class of shares. Each holder of Common Shares is also entitled to receive dividends if, as and when declared by the board of directors of the Corporation. Holders of Common Shares are entitled to participate in any distribution of the Corporation's net assets upon liquidation, dissolution or winding-up on an equal basis per Common Share. There are no pre-emptive, redemption, retraction, purchase or conversion rights attaching to the Common Shares.

For additional information, see "Promoters".

Options

The shareholders of the Corporation have approved a 10% rolling stock option plan for the Corporation (the "Plan"). The Plan authorizes the board of directors, or a committee thereof, from time to time and at their discretion, to grant officers, directors, employees and consultants stock options ("Options") exercisable into Common Shares. The purpose of the Plan, pursuant to which the Corporation may grant Options, is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares. Pursuant to the Plan, the maximum number of Common Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant. The price at which an optionee may purchase a Common Share upon the exercise of an option granted pursuant to the Plan shall not be less than the market price of the Common Shares as of the date of grant. As of the date of this AIF, 22,211,350 Common Shares are issuable pursuant to Options granted under the Plan. See also "Market for Securities - Prior Sales".

Warrants

As of the date of this AIF, there are nil Compensation Warrants outstanding, as the Compensation Warrants to purchase 3,947,547 Common Shares at $0.96 per Common Share that were issued in connection with the Brokered Offering expired on April 29, 2023 without exercise.

Pursuant to the Base Shelf Prospectus, warrants may be offered separately or together with other securities, as the case may be. Each series of warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent or may be issued as stand-alone contracts. The applicable prospectus supplement (the "Prospectus Supplement") will include details of the warrant agreements, if any, governing the warrants being offered. The warrant agent, if any, will be expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. Refer to the Base Shelf Prospectus for additional information.

Units

Pursuant to the Base Shelf Prospectus, the Corporation may issue units comprised of one or more of the other securities of the Corporation (the "Units"). Each Unit may be issued so that the holder of the Unit is also the holder of each security included in the Unit; thus, the holder of a Unit may have the rights and obligations of a holder of each included security. Any Unit agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date. Refer to the Base Shelf Prospectus for additional information.

Debt Securities

Pursuant to the Base Shelf Prospectus, debt securities may be issued by the Corporation, which may be convertible or exchangeable into other securities of the Corporation. Any debt securities issued will be senior or subordinated unsecured indebtedness of the Corporation, which must be governed by an indenture. Refer to the Base Shelf Prospectus for additional information.

Subscription Receipts

Pursuant to the Base Shelf Prospectus, Subscription receipts may be offered by the Corporation. Subscription receipts may be issued under a subscription receipt agreement. Refer to the Base Shelf Prospectus for additional information.

ESCROWED SECURITIES

Escrow

As of the date of this AIF, to the Corporation's knowledge, no securities of the Corporation are held in escrow.

Contractual Restrictions on Transfer

In connection with the Arrangement, each of the Corporation's directors and officers, and its largest shareholder (the "Supporting Shareholders"), have entered into voting and support agreements with Cybin (the "Support Agreements"), pursuant to which each of the Supporting Shareholders has agreed, among other things, and subject to customary carve-outs and certain exceptions, from the date of execution of the Support Agreements until the termination of the Support Agreements, to vote their Common Shares (including any Common Shares issued pursuant to the exercise of Options) in favour of the Arrangement at the Corporation Meeting. Each Supporting Shareholder has also made various covenants regarding restrictions as to their ability to perform certain actions.

In connection with the Support Agreements, the Supporting Shareholders have also agreed, that, subject to limited exceptions, they are restricting from selling, transferring, gifting, assigning, or taking similar actions regarding any Common Shares or Options, without the prior consent of Cybin, acting reasonably. However, an aggregate of 8,500,000 of the Common Shares held by Small Pharma's largest shareholder, including those Common Shares beneficially held, directed, or controlled by, directly or indirectly, such shareholder, may be offered and sold in transactions through the facilities of the TSXV, in accordance with applicable securities laws and stock exchange policies, between the first day following the date on which the annual general and special meeting circular for the Corporation Meeting is filed on SEDAR+ and the closing of the Arrangement transaction.

As a result, as of the date of this AIF, to the Corporation's knowledge, there are 93,341,668 Common Shares and 16,761,300 Options that are subject to a contractual restriction on transfer, representing approximately 28.77% and 75.46% of the issued and outstanding securities of each class, respectively.

Other than the Support Agreements, there are no other agreements imposing contractual restrictions on transfer on any securities of the Corporation.

MARKET FOR SECURITIES

Trading Price and Volume

Prior to the completion of the Qualifying Transaction, the Common Shares of the Corporation (formerly Unilock), traded on the TSXV under the stock symbol "UUU.P" on November 16, 2018.

The Common Shares commenced trading on the TSXV following the completion of the Qualifying Transaction on a post-Consolidation basis under the stock symbol "DMT" on May 6, 2021. The following table sets forth, for the periods indicated, being the most recent financial year of the Corporation, the reported high and low prices and the trading volume of the Common Shares on the TSXV:

Month	High ($)	Low ($)	Volume
March 2022	0.300	0.20	1,736,047
April 2022	0.215	0.16	5,140,295
May 2022	0.215	0.145	1,192,276
June 2022	0.185	0.10	1,647,562
July 2022	0.135	0.085	1,066,214
August 2022	0.35	0.10	3,260,308
September 2022	0.395	0.145	3,453,831
October 2022	0.22	0.15	2,328,397
November 2022	0.195	0.095	3,024,688
December 2022	0.115	0.075	2,182,824
January 2023	0.155	0.085	8,405,864
February 2023	0.135	0.075	4,475,237
March 2023	0.075	0.070	6,494,643
April 2023	0.085	0.076	1,890,459
May 2023	0.105	0.060	2,844,553
June 2023	0.080	0.065	2,028,674
July 2023	0.080	0.060	2,269,442
August 2023(1)	0.095	0.060	4,014,869
September 1-12, 2023	0.095	0.080	8,449,427

Notes:

(1) On August 28, 2023, the Common Shares were briefly halted on the TSXV in connection with the announcement of the Arrangement.

(2) Source: TMX Money as of the date of this AIF.

Prior Sales

The following table sets forth the details regarding all issuances of securities of the Corporation that are outstanding but not listed or quoted on a marketplace, including issuances of all securities convertible or exchangeable into Common Shares, during the most recently completed financial year and up to the date of this AIF:

Date Issued	Number of Securities Issued(2)	Type	Price per Share/ Exercise Price	Nature of Consideration
April 18, 2022	912,500	Common Shares	£0.0101 ($0.0175)	Exercise of Options
June 8, 2022	6,300,000	Options	$0.175	N/A
June 14, 2022	1,050,000	Common Shares	£0.0101 ($0.0175)	Exercise of Options
June 21, 2022	912,500	Common Shares	£0.0101 ($0.0175)	Exercise of Options
July 18, 2022	1,000,000	Options	$0.105	N/A
July 26, 2022	850,000	Common Shares	£0.0101 ($0.0175)	Exercise of Options
March 1, 2023	3,725,000(1)	Options	$0.09	N/A
August 8, 2023	2,891,300	Common Shares	£0.002025 ($0.0035)	Exercise of Options

Notes:

(1) As of the date of this AIF, as a result of certain resignations and employee headcount reductions, 2,668,750 Options issued on March 1, 2023 remain issued and outstanding.

(2) In addition to the above issuances, from September 6, 2022 to December 7, 2022, the Corporation cancelled an aggregate of 1,788,000 pursuant to purchases made under the Corporation's normal course issuer bid.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province of residence and position held with the Corporation of each director and executive officer effective as of the date of this AIF. All directors hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Name and Residence	Current Positions(s) with the Corporation	Principal Occupation for the Past Five Years
Lyne Fortin(1) Sainte Marguerite du Lac Masson, Quebec, Canada	Independent Director since: April 29, 2021 Chair of the Board since: August 26, 2021 Committee Membership: ▪ Audit ▪ Corporate Governance & Nominating (Chair) ▪ Compensation

From December 2013 to October 2018, Ms. Fortin was the Chief Commercial Officer at Theratechnologies. Ms. Fortin joined the Corporation as an independent director in April 2021 and was appointed as Chair of the Board in August 2021.

Marie Layzell(2) Surrey, UK	Chief Manufacturing and Development Officer and Director Director since: April 29, 2021

Ms. Layzell worked as a consultant for the Corporation in 2015 and in May 2016, assumed the role of a Senior Research Manager, heading up CMC activities. In July 2020, she became Chief Operating Officer and Head of CMC. In May 2022, she was appointed as Chief Manufacturing and Development Officer.

Paul Maier(3) Williamsburg, Virginia, United States	Independent Director since: November 18, 2021 Committee Membership: ▪ Audit ▪ Corporate Governance & Nominating ▪ Compensation (Chair)

Mr. Maier currently serves on the board of Ambrx Biopharma Inc (NYSE: AMAM), Eton Pharmaceuticals, Inc. (NASDAQ: ETON), Biological Dynamics, and International Stem Cell Corporation (OTCBB: ISCO). He is also Immediate Past Chairman of the Board of Lackey Clinic, a Free and Charitable Healthcare Center providing services to those without insurance.

Dr. Alastair Riddell(4)(5) Wellington, Somerset, UK	Chief Operating Officer

Since August 2009, Dr. Riddell has been the Managing Director of AJR & Associates Ltd, a consulting firm to the biopharmaceutical industry and served as Chairman and Non-Executive Director of several public and private biotechnology companies. Dr. Riddell currently serves as non-executive director of First Wave Bio (formerly AzurRx Biopharma) (NASDAQ: FWBI) and Nemesis Biosciences Ltd, a private UK biotechnology company. Mr. Riddell also previously served as Chairman of South West Academic Health Science Network, UK from January 2016 to October 2021 and Nuformix plc from May 2021 to May 2022. Dr. Riddell joined the Corporation as a consultant in December 2021 and was appointed as Chief Operating Officer in June 2022.

Dr. Carol Routledge(6) Cambridge, UK	Chief Medical and Scientific Officer

From May 2015 to June 2020, Dr. Routledge was the Director of Research at Alzheimer's Research UK, a not-for-profit funder and research collaborator. She was also appointed as Managing Director of Early detection of Neurodegenerative Diseases, a subsidiary of Alzheimer's Research UK, from December 2018 to December 2020. In July 2020, Dr. Routledge joined the Corporation as Chief Medical and Scientific Officer. Dr. Routledge also serves as a non-executive director for Alzinova AB in Sweden and as an advisor to Cognetivity Ltd and Ro5 in the UK.

David Steel(7) London, UK	Chief Financial Officer

Mr. Steel was the CFO at Feronia Inc. from June 2013 to June 2019, a TSXV listed African agribusiness. From July 2019 to January 2021, Mr. Steel consulted for various companies in the recruitment sector. In January 2021, Mr. Steel joined the Corporation as CFO.

George Tziras(8) London, UK	Chief Executive Officer and Director Director since: April 29, 2021

From May 2017 to December 2020, Mr. Tziras was an Executive Director at Goldman Sachs, an investment bank. In 2021, Mr. Tziras joined the Corporation as Chief Business Officer and on July 20, 2022, transitioned to Chief Executive Officer. Mr. Tziras has been a director of SPL since 2015.

Michael Wolfe(9) Toronto, Ontario, Canada	Independent Director since: April 29, 2021 Committee Membership: ▪ Audit (Chair) ▪ Corporate Governance & Nominating ▪ Compensation

From July 2015 to July 2017, Mr. Wolfe was a principal at the CFO Centre. From July 2017 to April 2021, Mr. Wolfe was CFO of Baylin Technologies Inc. (TSX:  BYL). From April 2021 to August 2023, Mr. Wolfe was the CFO of Mind Cure Health Inc. (CSE: MCUR). Mr. Wolfe currently provides CFO services to North American-based companies.

Notes:

(1)  Ms. Fortin holds, or has control or direction over, directly or indirectly, 200,000 Common Shares, representing <1% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 570,000 Common Shares, representing 2.57% of the issued and outstanding Options.

(2) Ms. Layzell holds, or has control or direction over, directly or indirectly, 2,891,300 Common Shares, representing <1% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 2,891,300 Common Shares, representing 13.02% of the issued and outstanding Options.

(3) Mr. Maier holds, or has control or direction over, directly or indirectly, nil Common Shares and Options exercisable into 180,000 Common Shares, representing <1% of the issued and outstanding Options.

(4)  On July 3, 2023, it was determined that Dr. Alastair Riddell will leave his role as Chief Operating Officer. Dr. Riddell will formally leave his role upon the completion of the working notice period set out in his employment agreement.

(5) Dr. Riddell holds, or has control or direction over, directly or indirectly, 59,000 Common Shares, representing <1% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 2,500,000 Common Shares, representing 11.26% of the issued and outstanding Options.

(6) Dr. Routledge holds, or has control or direction over, directly or indirectly, nil Common Shares and Options exercisable into 5,300,000 Common Shares, representing 23.86% of the issued and outstanding Options.

(7) Mr. Steel holds, or has control or direction over, directly or indirectly, 94,785 Common Shares, representing <1% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 1,850,000 Common Shares, representing 8.33% of the issued and outstanding Options.

(8) Mr. Tziras holds, or has control or direction over, directly or indirectly, 5,131,300 Common Shares, representing 1.58% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 3,200,000 Common Shares, representing 14.41% of the issued and outstanding Options.

(9) Mr. Wolfe holds, or has control or direction over, directly or indirectly, 100,000 Common Shares, representing <1% of the issued and outstanding Common Shares on a non-diluted basis, and Options exercisable into 270,000 Common Shares, representing 1.22% of the issued and outstanding Options.

(10) Securityholding information in these footnotes have been calculated based on 324,453,787 Common Shares and 22,211,350 Options issued and outstanding as of the date of this AIF.

As of the date of this AIF, as a group, the directors and officers of the Corporation hold, or have control or direction over, directly or indirectly, 8,476,385 Common Shares, representing 2.61% of the total issued and outstanding Common Shares of the Corporation on a non-diluted basis, and Options exercisable into 16,761,300 Common Shares, representing 75.46% of the total issued and outstanding Options of the Corporation.

The following is a brief description of each of the directors and members of management of the Corporation, including details regarding their principal occupations for the last five years:

Lyne Fortin - Chair of the Board, Age 64

Ms. Fortin has over 35 years experience in the pharmaceutical industry including positions at the executive or Board levels for biotechnology and small and large publicly listed companies. Her most recent roles included Senior Vice-President and Chief Commercial Officer at Theratechnologies Inc. (TSX: TH, NASDAQ: THTX), a member of the Board of Directors at Telesta Therapeutics Inc. (TSX: TST), as well as Vice-President and Board of Directors of Merck Canada where she worked most of her career. Her experience spans internationally where she worked in Canada and the US, managed pharmaceutical assets in the US market and was involved with various European initiatives. Ms. Fortin brings a broad expertise and experience in the commercialization of pharmaceutical assets and in business development arrangements with a particular interest in innovation addressing unmet medical needs. She is currently involved on the Board of Directors of a non-for-profit US organization, ADAP Advocacy. Ms. Fortin holds a certificate in Chemistry and a bachelor degree in Pharmacy from the University of Montreal, as well as an MBA from Concordia University.

Marie Layzell, Chief Manufacturing and Development Officer and Director, Age 46

Ms. Layzell has over 20 years' experience in the pharmaceutical industry as an analytical scientist and consultant, and has advised multiple large pharmaceutical projects on CMC drug development. Ms. Layzell graduated from the University of Hertfordshire in 1998 with a degree in human biology, following which she worked in numerous Contract Development Organizations including Prova (R&D) Ltd, Bodycote Testing and Exova Group. During this time, Ms. Layzell managed the CMC development for numerous small molecules and biological entities; supervising teams of analysts and working with formulators to progress development.

Since 2011, Ms. Layzell worked as an analytical consultant at Eviva Pharma. Ms. Layzell has worked with Small Pharma since 2015 and assumed the role of Senior Research Manager heading up CMC activities in May 2016. In July 2020, she became Chief Operating Officer and Head of CMC. In June 2022, Ms. Layzell was appointed as Chief Manufacturing and Development Officer.

Paul Maier - Director, Age 75

Mr. Maier has over 35 years' experience in senior executive roles across the biopharmaceutical and biotech industry. He has a successful track record at US publicly listed biotech companies, raising over US$1.5bn in equity and debt financing across his career, as well as extensive expertise in company and product acquisitions and IPOs. Mr. Maier has served as Chief Financial Officer at Sequenom, Inc. and Ligand Pharmaceuticals, Inc. He currently serves on the board of Ambrx Biopharma Inc (NYSE: AMAM), Eton Pharmaceuticals, Inc. (NASDAQ: ETON), Biological Dynamics, and International Stem Cell Corporation (OTCBB: ISCO). He previously served on the board of other publicly listed companies, including Ritter Pharmaceuticals, Inc., Apricus Biosciences, Inc., MabVax Therapeutics Holdings, Inc and 4D pharma plc. Mr. Maier holds an MBA from the Harvard Graduate School of Business and a BS in Business Logistics from Pennsylvania State University.

Dr. Alastair Riddell - Chief Operating Officer, Age 74

Dr. Riddell has over 30 years of international leadership experience in the pharmaceutical, life science and biotech industries. In his roles as CEO of Pharmagene plc, Paradigm Therapeutics and Stem Cell Sciences as well as Chairman of Feedback plc, Dr. Riddell led significant fundraises, including an IPO on the London Stock Exchange and trade sales to Takeda in Japan and Stem Cells, Inc. in the US. In companies now acquired by Pfizer, J&J and GE Healthcare, Dr. Riddell, as medical director, oversaw all phases of clinical trials of novel anti-inflammatory, anti-infective and oncology products before moving to international sales and marketing. Dr. Riddell has been Chairman and non-executive director of several private and public biotech companies in UK, US and NL and was recently Chairman of the South-West Academic Health Science Network, which fosters links between the National Health Service, industry and universities. He is non-executive director of one public US company, First Wave Bio (formerly AzurRx Biopharma) (NASDAQ: FWBI).

Dr. Carol Routledge, Chief Medical and Scientific Officer, Age 61

Dr. Routledge is a dynamic R&D professional and drug development expert with over 30 years of experience within UK and US based pharmaceutical and biotechnology companies and the non-profit sector with a focus on drug acquisition and profiling of NCEs and biologics. She has held multiple leadership roles across drug discovery and development.

Dr. Routledge's preclinical and clinical experience spans both psychiatric and neurological indications, with a strong focus on understanding and treating mental health disorders. Roles in Syntex, Wyeth, BTG and GlaxoSmithKline include leading drug discovery and development activities across several therapeutic areas but focusing strongly on neuroscience diseases and with an emphasis on translational medicine.

Dr. Routledge also has experience managing and sourcing opportunities at a semi-philanthropic dementia discovery fund. Other recent expertise includes leading the preclinical and clinical research strategy across Alzheimer's Research UK for response-mode, strategic funding and for global projects. Dr. Routledge built and led, as Managing Director, an independent and global initiative focused on the early detection of neurodegenerative diseases (EDoN). Dr. Routledge has a 1st Class Honors degree in Zoology and a PhD in neuropharmacology.

Dr. Routledge joined the Corporation in July 2020 as Chief Medical and Scientific Officer. Dr. Routledge also serves as a non-executive director for Alzinova AB in Sweden and as an advisor to Cognetivity Ltd and Ro5 in the UK.

David Steel, Chief Financial Officer, Age 62

Mr. Steel is a Chartered Accountant with extensive international and capital markets experience gained from senior finance roles in both large multinational and SME organizations. Prior to joining Small Pharma, Mr. Steel spent six years as Chief Financial Officer of Feronia Inc., a TSXV listed African agribusiness, where he led successful debt and equity financings of over US$140 million. Previously, Mr. Steel was Director of Finance for Misys plc, a multinational technology business supplying software to the global financial services sector, where he managed a global finance team of 70+ people located in 11 countries. As well as managing the global finance function, Mr. Steel played an active operational role and managed the integration of a £365 million multinational acquisition. Mr. Steel's other roles include Group Financial Controller for Fuller, Smith & Turner plc, a UK listed brewer and pub company, and head of Financial Planning and Analysis and Financial Systems at Inchcape plc, a leading global premium automotive group. David holds a BA degree from Abertay University in Scotland and is qualified as a Chartered Accountant in Edinburgh.

George Tziras, Chief Executive Officer and Director, Age 42

Mr. Tziras has over 15 years of experience in investment banking and international capital markets having worked at a number of global financial institutions including Goldman Sachs, Credit Suisse, Nomura, Lehman Brothers and CIBC. Mr. Tziras has worked on a broad range of transactions including debt and equity financings; mergers, disposals and acquisitions; private equity buyouts and debt restructurings. He has also worked across a number of industries, including healthcare. Mr. Tziras holds a BA degree from the University of Oxford and a MA degree from the Johns Hopkins School of Advanced International Studies.

From May 2017 to December 2020, Mr. Tziras was an Executive Director at Goldman Sachs. In 2021, Mr. Tziras joined the Corporation as Chief Business Officer and on July 20, 2022, transitioned to Chief Executive Officer. Mr. Tziras has been a director of Small Pharma Ltd since 2015.

Michael Wolfe - Director, Age 57

Mr. Wolfe has over 30 years' experience in finance, accounting, private equity and business valuation. He currently provides fractional CFO services to North American-based companies. Previously, Michael was the Chief Financial Officer of several mid-market Canadian companies including Mind Cure Health Inc., a CSE-listed company that focused on developing digital therapeutics technology and researching psychedelic compounds, Baylin Technologies Inc., a TSX listed company in the wire communications industry, and Masstech Group Inc., a software company in the broadcast industry. As a General Partner at VenGrowth Capital Partners Inc., Michael had a successful track record in acquisitions, management buyouts, growth financings and recapitalizations in diverse industries such as cable, broadcast, manufacturing, insurance, oil field services and global logistics. Michael has also served as a director for several private and public companies, including as a member of audit and other independent committees. He earned a CPA, CA designation, a Chartered Business Valuator designation, an MBA from McMaster University and a BA (Business and Economics) from the University of Western Ontario.

PROMOTERS

Peter Rands, a former director and officer of the Corporation, is considered to be a promoter of the Corporation within the meaning of applicable Canadian securities laws as he directly took the initiative in founding and organizing the Corporation and, in connection with the founding and organizing of the Corporation, received more than 10% of the issued and outstanding Common Shares.

As of the date of this AIF, to the Corporation's knowledge, Mr. Rands holds, or has control or direction over, directly or indirectly, 85,331,724 Common Shares, representing 26.30% of the issued and outstanding Common Shares on a non-diluted basis.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or has been within the last ten years, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such Corporation; or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such Corporation.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers.

To the knowledge of the Corporation, no director or executive officer of the Corporation or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Corporation:

(a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Wolfe was an officer of Masstech Group Inc. until June 2015. In August 2015, Masstech Group Inc. filed an assignment under section 49 of the Bankruptcy and Insolvency Act (Canada). The assets were acquired by Masstech Innovations Inc., a company owned by Covington Fund II Inc.

Mr. Maier was a director of MabVax Therapeutics Holdings until July 2018. In March 2019, MabVax Therapeutics Holdings filed a petition for relief under chapter 11 in the Bankruptcy Court for the District of Delaware. The assets were sold out of bankruptcy and all bank debts were repaid.

On June 24, 2022, while Mr. Maier was serving as a non-executive a director of 4D pharma plc, 4D pharma plc was placed in Administration under English law upon instruction from its lender for failure to repay a senior secured facility for up to US$30 million to the lender on demand. Interpath Advisory has been appointed as administrator to 4D pharma plc and 4D pharma plc intends to work with Interpath Advisory on proposals to rescue the company. Interpath Advisory has taken control of the company's assets and is in the process of liquidating, refinancing or otherwise taking steps to repay creditors. In connection with the Administration, the company requested an immediate trading halt in the company's ordinary shares on the London Stock Exchange, which took effect on June 24, 2022. The company's securities were also delisted from The Nasdaq Stock Market LLC on July 7, 2022 for a failure to meet the listing requirements due to the Administration.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers.

CONFLICTS OF INTEREST

To the best of the Corporation's knowledge, other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Corporation and any directors or officers of the Corporation, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Corporation's knowledge, there are no legal proceedings or regulatory actions material to the Corporation to which it is a party, or has been a party to, or of which any of its property is or was the subject matter, and no such proceedings or actions are known by the Corporation to be contemplated.

There have been no penalties or sanctions imposed against the Corporation by a court or regulatory authority, and the Corporation has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Corporation, or any of their respective associates or affiliates (as defined in the BCBCA), has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Corporation or a subsidiary of the Corporation.

AUDITOR, TRANSFER AGENT AND REGISTRAR

MNP LLP, Chartered Professional Accountants of Ontario, at its office in Calgary, Alberta acts as the Corporation's auditor. MNP LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations.

Odyssey Trust Company, located at Suite 323 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2, acts as the Corporation's transfer agent and registrar.

MATERIAL CONTRACTS

Material contracts of the Corporation, other than contracts entered into in the ordinary course of business, that were entered into within the last financial year or before the last financial year but are still in effect:

(a) the Offer; and

(b) the Arrangement Agreement.

The Corporation's material contracts described above are filed under the Corporation's profile on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of an associate or affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of the Corporation and no such person is a promoter of the Corporation or an associate or affiliate of the Corporation. MNP LLP is independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE

Audit Committee's Charter

The charter (the "Charter") of the Corporation's Audit Committee is reproduced as Exhibit "A".

Composition of Audit Committee

The Audit Committee is composed of Lyne Fortin, Paul Maier and Michael Wolfe (Chair), each of whom is a director of the Corporation. In accordance with Exchange Policy 3.1, the majority of the Audit Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Corporation.

All of the members of the Audit Committee are "independent" as such term is defined in National Instrument 52-110 - Audit Committees ("NI 52-110"). The Corporation is of the opinion that all three members of the Audit Committee are "financially literate" as such term is defined in NI 52-110.

Relevant Education and Experience

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

See "Directors and Executive Officers" for a brief description of the biographical profiles, including the relevant education and practical experience, of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Corporation's external auditors not been adopted by the board of directors.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditor.

External Auditor Service Fees (By Category)

Saturna Group, Chartered Professional Accountants, was the Corporation's auditor until March 25, 2021, at which time MNP LLP was appointed as the Corporation's current auditor in connection with the Qualifying Transaction.

The following tables set forth, by category, the fees for all services rendered by Saturna Group and MNP LLP for the two most recent fiscal years ended February 28, 2022 and February 28, 2023.

Saturna Group(5)	Year Ended Feb 28, 2023 ($)(5)	Year Ended Feb 28, 2022 ($)(5)
Audit Fees(1)	-	6,825
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	2,000
All Other Fees(4)	-	26,800

MNP LLP	Year Ended Feb 28, 2023(5)	Year Ended Feb 28, 2022(5)
Audit Fees(1)	165,838	95,498
Audit-Related Fees(2)	11,235	56,175
Tax Fees(3)	23,807	-
All Other Fees(4)	2,525	22,470

Notes:

(1) "Audit Fees" includes fees necessary to perform the annual audit of the Corporation's financial statements. These services include reviewing interim financial statements and disclosure documents related to financings and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services, the aggregate fees billed for products and services, other than the services reported under notes (1), (2) and (3) above.

(5) The fees included in this table relate to the aggregate fees invoiced to date by the Corporation's external auditor for the years ended February 28, 2023 and 2022.

COMPLIANCE PROGRAM

The Corporation oversees, monitors and ensures compliance with applicable laws in each jurisdiction in which it operates. In addition, the Corporation's senior executives and the employees are responsible for overseeing compliance. The Corporation has received legal opinions or advice in each jurisdiction where it currently operates clinical trials regarding (a) compliance with applicable regulatory framework, and (b) potential exposure and implications arising from applicable laws. The Corporation has also obtained third party regulatory and compliance support with respect to the jurisdictions in which the Corporation currently conducts clinical trials. The Corporation has also initiated obtaining similar opinions and advice in the US and EU in anticipation of a Phase II clinical trial in 2024 for at least one of its clinical stage assets in such jurisdictions.26 The Corporation will obtain any additional relevant and necessary opinions, advice and/or support in order to ensure compliance is met for future clinical trials it plans to operate.

The Corporation as well as right parties in which it engages, require regulatory licensing to handle scheduled drugs. The Corporation continuously updates its compliance program to maintain regulatory standards set for drug development. The Corporation also works with clinical research organizations who maintain records and data storage for the Corporation's clinical programs.

Additionally, the Corporation has established advisors and third parties providing medical & clinical advisory services, research, clinical regulatory support and government relations with cross-functional expertise across business, regulations, pharmaceutical drug development, mental health and psychedelics to advise management.

In conjunction with the Corporation's human resources, quality systems and operations, the Corporation oversees and implements training on the Corporation's protocols. The Corporation will continue to work closely with external counsel and other compliance experts, and will continue to evaluate the future need to engage with additional independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Corporation operates.

The programs currently in place include oversight by executives of the Corporation to ensure that operations conform to and comply with required laws, regulations and operating procedures. The Corporation is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities.

The Corporation and, to its knowledge, each of its third-party researchers, suppliers and manufacturers have not received any non-compliance, citations or notices of violation which may have an impact on the Corporation's licences, business activities or operations.

The Corporation conducts due diligence on third-party researchers, medical professionals, clinics, CROs, consultants and others as applicable, with whom it engages. Such due diligence includes, but is not limited to, the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation. Further, the Corporation generally obtains, under its contractual arrangements, representations and warranties from such third parties pertaining to compliance with applicable licensing requirements and the regulatory framework enacted in the jurisdiction of operation.

__________________________________________
26 Refer to footnote 2.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under the Plan, as applicable, will be contained in the management information circular for the annual meeting for the year ended February 28, 2023, which will be filed on SEDAR+. Additional information is also contained in the Corporation's audited financial statements and related MD&A for the Corporation's financial year ended February 28, 2023 and unaudited interim financial statements and related MD&A for the first quarter ended May 31, 2023, all of which are available on SEDAR+ at www.sedarplus.ca.

Exhibit "A"
AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 - Audit Committees)

National Instrument 52-110 - Audit Committees (the "Instrument") relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every TSX Venture Exchange ("TSXV") listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors. The Corporation, as a TSXV listed company is, however, exempt from certain requirements of the Instrument.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the accounting, financial reporting process and the audits of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument or any other such requirement of the TSXV, as amended from time to time.

Part 1

Purpose:

The purpose of the Committee is to:

a) improve the quality of the Corporation's financial reporting;

b) assist the board of directors to properly and fully discharge its responsibilities;

c) provide an avenue of enhanced communication between the directors and external auditors;

d) enhance the external auditor's independence;

e) ensure the credibility and objectivity of financial reports; and

f) strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

1.1 Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;

"Affiliate" means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Charter" means this audit committee charter;

"Committee" means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Control Person" means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

"financially literate" has the meaning set forth in Section 1.2;

"immediate family member" means an individual's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual's immediate family member) who shares the individual's home;

"independent" means independent only as determined by both the Instrument and the TSX Venture Exchange Corporate Finance Manual;

"Instrument" means National Instrument 52-110 - Audit Committees;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

1.2 Meaning of Financially Literate

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Part 2

2.1 Audit Committee

The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors

The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

Each Member shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and the accuracy of the information provided to the Corporation by such other persons or organizations.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the board of directors:

a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditor;

b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

f) reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;

g) reviewing interim unaudited financial statements before release to the public;

h) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;

i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

j) reviewing the terms of reference of the internal auditor, if any;

k) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses;

l) reviewing the appointments of the chief financial officer, the Corporation's head of internal audit, if any, and any key financial executives involved in the financial reporting process, as applicable;

m) reviewing annually the Charter and annually obtain approval from the board of directors; and

n) if an internal auditor is appointed, reviewing and annually approving the internal audit charter and the risk based internal audit plan.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation's financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall review and discuss the quality of the Corporation's accounting principles, internal controls, and financial statements.

6. The Committee shall review and assess the adequacy of risk management policies, procedures, and processes and review updates on risks.

7. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

8. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

9. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

10. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

11. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

12. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities, including but not limited to the review the materiality levels proposed by external auditors, the viability as a going concern, the status of financial instruments, review of the budget and financial forecasts prepared by management linked to the Corporation's development projects, oversight of tax services provided to the Corporation and selection who shall review (for approval) the expenses of the Chief Executive Officer.

13. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable rules and regulations, each of which is the responsibility of management and the Corporation's external auditors.

2.4 De Minimis Non-Audit Services

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

b) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

Part 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. The Board shall elect a Chair of the Committee, who must be "Independent" (as such term is defined in National Policy 58-201 - Corporate Governance Guidelines).

3. Every Member shall be a director of the issuer.

4. A majority of the Members must not be executive officers, employees or control persons of the Corporation.

5. Every Member shall be financially literate.

6. The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

Part 4

4.1 Authority

Until the replacement of this Charter, the Committee shall have the authority to:

a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

b) set and pay the compensation for any advisors employed by the Committee;

c) communicate directly with the internal and external auditors; and

d) recommend the amendment or approval of audited and interim financial statements to the board of directors.

5.1 Required Disclosure

The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F2.

5.2 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation's Annual Information Form that contain the information required by section 5.1.

Part 5

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

4. The Committee shall meet separately with external auditors at every meeting where the external auditors are present.

5. The quorum for meetings shall be a majority of the Members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and to hear each other. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present.